
07024601

6/20

## 82- SUBMISSIONS FACING SHEET


MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Holcim

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 04093 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 6/20/07






Strength. Performance. Passion.

082-04093

AR/S
12-31-06



RECEIVED
2007 JUN 20 A 5:



Holcim

Annual Report 2006 Holcim Ltd

**Strength. Performance. Passion.**

Holcim is more globally spread than any other building materials group and has a strong foothold in its individual markets. Geographic diversification guarantees stable earnings for the Group. Solid internal and external growth means we can expand our market position – in developing and mature markets alike.

Founded in Switzerland in 1912, Holcim is committed to global standards in terms of both production and distribution and also with regard to environmental and social responsibility. The local Group companies focus on optimum customer service, which also includes innovative product-specific services.


Holcim

**Annual Report 2006 Holcim Ltd**

## Key figures Group Holcim

| | | 2006 | 2005[1] | ±% | ±% local currency |
|---|---|---|---|---|---|
| Annual cement production capacity | million t | 197.8 | 160.4 | +23.3 | |
| Sales of cement | million t | 140.7 | 110.6 | +27.2 | |
| Sales of mineral components | million t | 6.0 | 5.5 | +9.1 | |
| Sales of aggregates | million t | 187.6 | 169.3 | +10.8 | |
| Sales of ready-mix concrete | million $m^3$ | 44.2 | 38.2 | +15.7 | |
| Sales of asphalt | million t | 15.3 | 13.3 | +15.0 | |
| Net sales | million CHF | 23,969 | 18,468 | +29.8 | +28.5 |
| Operating EBITDA | million CHF | 6,086 | 4,627 | +31.5 | +30.7 |
| Operating EBITDA margin | % | 25.4 | 25.1 | | |
| EBITDA | million CHF | 6,333 | 4,757 | +33.1 | +32.3 |
| Operating profit | million CHF | 4,385 | 3,316 | +32.2 | +31.6 |
| Operating profit margin | % | 18.3 | 18.0 | | |
| Net income | million CHF | 2,719 | 1,789 | +52.0 | +51.3 |
| Net income margin | % | 11.3 | 9.7 | | |
| Net income – equity holders of Holcim Ltd | million CHF | 2,104 | 1,511 | +39.2 | +38.3 |
| Cash flow from operating activities | million CHF | 4,423 | 3,405 | +29.9 | +29.0 |
| Cash flow margin | % | 18.5 | 18.4 | | |
| Net financial debt | million CHF | 12,837 | 12,693 | +1.1 | +1.0 |
| Funds from operations[2]/net financial debt | % | 34.6 | 24.6 | | |
| Total shareholders' equity | million CHF | 18,725 | 14,250 | +31.4 | +35.7 |
| Gearing[3] | % | 68.6 | 89.1 | | |
| Personnel | 31.12. | 88,783 | 59,901 | +48.2 | |
| Earnings per dividend-bearing share[4] | CHF | 8.64 | 6.61 | +30.7 | +29.8 |
| Fully diluted earnings per share[4] | CHF | 8.50 | 6.52 | +30.4 | +29.4 |
| Gross dividend | million CHF | 509[5] | 382 | +33.2 | |
| Gross dividend per share | CHF | 2.00[5] | 1.65 | +21.2 | |

### Principal key figures in USD (illustrative)[6]

| | | 2006 | 2005 | ±% |
|---|---|---|---|---|
| Net sales | million USD | 19,175 | 14,774 | +29.8 |
| Operating EBITDA | million USD | 4,869 | 3,702 | +31.5 |
| Operating profit | million USD | 3,508 | 2,653 | +32.2 |
| Net income – equity holders of Holcim Ltd | million USD | 1,683 | 1,209 | +39.2 |
| Cash flow from operating activities | million USD | 3,538 | 2,724 | +29.9 |
| Net financial debt | million USD | 10,522 | 9,616 | +9.4 |
| Total shareholders' equity | million USD | 15,348 | 10,795 | +42.2 |
| Earnings per dividend-bearing share[4] | USD | 6.91 | 5.29 | +30.6 |

### Principal key figures in EUR (illustrative)[6]

| | | 2006 | 2005 | ±% |
|---|---|---|---|---|
| Net sales | million EUR | 15,170 | 11,915 | +27.3 |
| Operating EBITDA | million EUR | 3,852 | 2,985 | +29.0 |
| Operating profit | million EUR | 2,775 | 2,139 | +29.7 |
| Net income – equity holders of Holcim Ltd | million EUR | 1,332 | 975 | +36.6 |
| Cash flow from operating activities | million EUR | 2,799 | 2,197 | +27.4 |
| Net financial debt | million EUR | 7,973 | 8,137 | −2.0 |
| Total shareholders' equity | million EUR | 11,630 | 9,135 | +27.3 |
| Earnings per dividend-bearing share[4] | EUR | 5.47 | 4.26 | +28.4 |

[1] Restated in line with IAS 21 amended.

[2] Net income plus depreciation and amortization.

[3] Net financial debt divided by total shareholders' equity.

[4] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[5] Proposed by the Board of Directors.

[6] Income statement figures translated at average rate; balance sheet figures at year-end rate.

## Contents




Holcim Ltd
Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Holcim Ltd
Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com


The German version is binding.

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.



| Consolidated key figures for Latin America | |
|---|---|
| Net sales in million CHF | 3,675 |
| Net sales in % of Group turnover | 15 |
| Operating profit in million CHF | 993 |
| Cement and grinding plants | 27 |
| Aggregates plants | 27 |
| Personnel | 12,234 |

| Consolidated key figures for North America | |
|---|---|
| Net sales in million CHF | 5,520 |
| Net sales in % of Group turnover | 22 |
| Operating profit in million CHF | 677 |
| Cement and grinding plants | 20 |
| Aggregates plants | 113 |
| Personnel | 11,268 |

**Consolidated key figures for Europe**

| | |
|---|---|
| Net sales in million CHF | 8,673 |
| Net sales in % of Group turnover | 35 |
| Operating profit in million CHF | 1,402 |
| Cement and grinding plants | 40 |
| Aggregates plants | 246 |
| Personnel | 22,006 |

**Consolidated key figures for Asia Pacific**

| | |
|---|---|
| Net sales in million CHF | 4,745 |
| Net sales in % of Group turnover | 19 |
| Operating profit in million CHF | 933 |
| Cement and grinding plants | 48 |
| Aggregates plants | 5 |
| Personnel | 37,212 |



**Consolidated key figures for Africa Middle East**

| | |
|---|---|
| Net sales in million CHF | 2,086 |
| Net sales in % of Group turnover | 9 |
| Operating profit in million CHF | 602 |
| Cement and grinding plants | 17 |
| Aggregates plants | 21 |
| Personnel | 5,218 |

# Cement

**Profile**

Cement is a cementitious material manufactured through a large-scale and complex, and capital-intensive industrial process. At the core of the production process is the rotary kiln, in which limestone and clay are heated to around 1,450 degrees Celsius and the semifinished product clinker is created by sintering. In the cement mill, gypsum is added to the clinker and the mixture is ground to a fine powder – traditional Portland cement. Holcim offers customers a wide range of cementitious materials and also develops customized blends for special applications. To produce these, other high-grade materials such as granulated blast furnace slag, fly ash, pozzolan and limestone are added in order to modify the properties of the cement.

**Developments**

In 2006, consolidated cement sales increased by 27.2 percent to 140.7 million tonnes, and deliveries of other cementitious materials totaled 6 million tonnes (+9.1 percent). In addition to solid internal growth, particular mention must be made of steps taken to strengthen our position in India, where a further 18 cement and grinding plants were included in the Group during the year under review. By 2010, the Group plans to extend cement capacity by some 25 million tonnes through the construction of new facilities and by expanding existing plants. Expansion work will be largely in emerging markets.

# Aggregates

**Profile**

Aggregates include crushed stone, gravel and sand. Production centers around quarrying, preparing and sorting the raw material. Aggregates are mainly used in the manufacture of ready-mix concrete, concrete products and asphalt as well as for road building and railway tracks. The recycling of aggregates from concrete demolition material is gaining in importance at Holcim.

**Developments**

Holcim expanded its aggregates operations in the year under review. Meyer Material Company, which operates 8 aggregates plants and 26 ready-mix concrete facilities, was aquired in July and became part of Aggregate Industries US. The Chicago-based firm strengthens the aggregates and related businesses in the Great Lakes region, and opens up a further field of growth potential for Aggregate Industries US. In September, Holcim acquired the building materials group Foster Yeoman. The company operates two attractive quarries in southern England and Scotland as well as a network of sales centers for aggregates in important ports along the North Sea and the Baltic coasts. Foster Yeoman is also active in the asphalt sector.

# Other construction materials and services

**Profile**

Concrete is the world's most important construction material. One cubic meter consists of approximately 300 kilograms of cement, 150 liters of water and 2 tonnes of aggregates. Asphalt is a bituminous construction material used primarily for road paving. By weight, asphalt consists mainly of aggregates of differing grain size. Essentially, Holcim's service offering embraces construction services and international trading.

**Developments**

The incorporation of Aggregate Industries with the Group in 2005 and the acquisitions made in the UK and US during 2006 mark a significant expansion of this segment. Holcim's presence was also increased by the opening of ready-mix concrete plants in a number of growth markets. This expansion underscores the significance of alignment along the entire value chain from cement and aggregates to ready-mix concrete and concrete goods.

| Consolidated key figures for cement in 2006 | |
|---|---|
| Production capacity cement in million t | 197.8 |
| Cement and grinding plants | 152 |
| Sales of cement in million t | 140.7 |
| Net sales[1] in million CHF | 15,210 |
| Operating profit[1] in million CHF | 3,832 |
| Personnel | 57,878 |

[1] Includes all other cementitious materials.

| Consolidated sales of cement 2006 per region[1] | |
|---|---|
| Europe | 32.9 million t |
| North America | 17.7 million t |
| ☐ Latin America | 25.9 million t |
| ☐ Africa Middle East | 15.3 million t |
| ☐ Asia Pacific | 55.0 million t |
| [1] Intra-region sales | –6.1 million t |



| Consolidated key figures for aggregates in 2006 | |
|---|---|
| Aggregates plants | 412 |
| Sales of aggregates in million t | 187.6 |
| Net sales in million CHF | 2,964 |
| Operating profit in million CHF | 301 |
| Personnel | 7,136 |

| Consolidated sales of aggregates 2006 per region | |
|---|---|
| Europe | 95.4 million t |
| North America | 65.1 million t |
| ☐ Latin America | 12.7 million t |
| ☐ Africa Middle East | 11.2 million t |
| ☐ Asia Pacific | 3.2 million t |



| Consolidated key figures for other construction materials and services in 2006 | |
|---|---|
| Ready-mix concrete plants | 1,062 |
| Asphalt plants | 118 |
| Sales of ready-mix concrete in million $m^3$ | 44.2 |
| Sales of asphalt in million t | 15.3 |
| Net sales in million CHF | 8,603 |
| Operating profit in million CHF | 252 |
| Personnel | 23,724 |

# The Group sees high organic growth, acquisitions and capacity expansion

Dear Shareholders

**Another record result and higher dividend**

We achieved new financial highs in 2006. Factors which contributed to this were the dynamic state of the construction sector in virtually all markets and the exceptionally favorable weather conditions for construction operations during the whole year, which positively influenced demand for our products and services. We particularly benefited from this as approximately three quarters of our total cement capacity is located in developing markets which are seeing especially high growth in the building materials sector.

In light of the good performance and the sound outlook for 2007, the Board of Directors proposes that you increase the gross dividend per share by CHF 0.35 to CHF 2.00.

**Further expansion in the cement segment**

2006 was a milestone on the way to additional growth. In India, the world's fastest-growing cement market, we strengthened our investments and simplified the structure through the merger of Ambuja Cement Eastern with Gujarat Ambuja Cements. Together with ACC, we now have an annual capacity of 38.2 million tonnes of cement. As India's second-biggest cement manufacturer, we aim to continue to grow in this market through targeted expansions. ACC and Gujarat Ambuja Cements currently have cost-efficient capacity extension projects underway on a scale of around 15 million tonnes. Together with all other plant expansion projects in the implementation or planning stage, the Group will be commissioning a total of some 25 million tonnes of cement capacity between now and 2010.

**Aggregates, our second main pillar, is being strengthened**

With the first full-year consolidation of Aggregate Industries, the importance of the aggregates business has increased significantly. The dual product strategy was further emphasized through targeted acquisitions in the US and the UK. In the greater Chicago area, we bought Meyer Material, a well-known supplier of aggregates and ready-mix concrete, and the acquisition of Foster Yeoman brought the Group two large quarries in ideal locations in southern England and Scotland along with several asphalt plants. This company has a distribution network for aggregates in major ports along the North Sea and Baltic coasts. Both companies are already successfully integrated into the Aggregate Industries group.

**Ambitious margin targets**

Now that we have achieved the margin target set at the end of 2006, the Board of Directors and the Executive Committee are defining new margin targets for the individual segments. They are to be reached by 2010. At the same time, we intend to further increase the already high EBITDA margin for cement and make substantial progress in the other segments. Meeting these new targets will enable us to exceed the Group's after-tax Weighted Average Cost of Capital (WACC) of 8 percent on a sustainable basis.

**Growth in all Group regions**

The European business benefited from brisk construction activity in France, the Benelux countries and Germany, where the construction sector has been growing again for the first time in many years. Impressive progress was made in southeastern Europe.

North America saw what will probably prove to be a temporary slowdown in the residential construction sector, but demand for construction services remained high in other sectors. Thanks to the changes in the scope of consolidation and internal growth, this Group region made strong progress.

In the emerging markets of Latin America, the construction industry made gains – some substantial – driven by residential construction activity and infrastructure projects. In Mexico in particular, Holcim turned in a solid performance.

In Group region Africa Middle East, our basic decision to sell a large part of the stake in the South African Group company was a significant move. Assuming the transaction reaches a successful conclusion dependent on successful financing, Holcim South Africa will in future be controlled by a Black Economic Empowerment consortium, which will bring the company clear advantages in the market. Holcim Ltd will retain its link with the company through a minority interest and we shall continue to provide technical assistance in the future. The CHF 1.2 billion proceed from this sale would be used for the Group's further growth.

Group region Asia Pacific significantly expanded the scope of consolidation and generated considerably higher revenues overall. India's dynamic building materials market made a good showing, as did the corresponding markets in Sri Lanka, Bangladesh and Australia.

**High cost efficiency**

On the cost front, Holcim made remarkable progress along the entire value chain. We lead the field when it comes to replacing fossil fuels with alternative energy sources and optimizing plant capacity utilization. Together with innovative products and numerous efficiency improvements, we achieved a very good performance. On consolidated sales of roughly CHF 24 billion, operating EBITDA has risen above the CHF 6 billion mark for the first time. With organic growth of 13.2 percent, which is once again significantly above the long-term average of 5 percent, we have demonstrated that Holcim has the right geographical positioning.

**Sustainable development**

Holcim is one of the industry's most respected companies. This is not only attributable to our business success, but also reflects our efforts in the field of sustainability. The progress we are making on the environmental and social fronts is receiving recognition, as borne out by the fact that Holcim has been named industry leader in the Dow Jones Sustainability Index for the second time in succession.

Despite the rapid implementation of the "Passion for Safety" initiative and the improvements made in the field of safety at work, the Board of Directors and the Executive Committee believe that there is still a need for further measures in this area, with too many serious accidents still occurring. Appropriate programs aimed at fostering a stronger safety culture have been launched.

**Success for the Holcim Foundation for Sustainable Construction**

The Foundation for Sustainable Construction, established by Holcim in 2003, celebrated the completion of the first three-year competition cycle with the presentation of the Holcim Awards for the best of more than 3,000 projects submitted from around the world. Within a short space of time, the Foundation has succeeded in establishing itself as a valuable platform addressing both a specialist audience and the public at large. The picture section of this Annual Report describes the Foundation's activities and presents the winners of the first cycle of the global competition.

**Thanks to our staff**

The fact that we are once again able to present a very good financial statement is thanks to the tireless and considerable efforts of our employees throughout the world. Their commitment and loyalty to the company deserve our greatest respect and the sincere gratitude of the Board of Directors and the Executive Committee.

**Holcim remains geared to growth**

In 2007, the construction sector in the emerging markets of Eastern Europe, Latin America and Asia will continue to enjoy significant growth. In the mature markets of Europe and North America, we can also look forward to a solid development overall.

Holcim intends to utilize the existing market potential to expand its capacity by 25 million tonnes by 2010. In the consolidation process which is set to continue in the construction industry, Holcim possesses the knowledge needed to align newly acquired companies with the Group quickly and efficiently. The Group, which has currently 88,783 employees, has the necessary means to avail itself of opportunities for attractive acquisitions in all segments.

In the business year under review the Group not only benefited from the effect of the expanded scope of consolidation and the dynamic construction sector, but also from the exceptionally favorable weather conditions. Despite the slowdown in some markets, the Board of Directors and the Executive Committee expect to reach again in 2007 the long-term growth target of 5 percent in internal operating EBITDA.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

February 28, 2007




Holcimforum
for Sustainable
Construction
16/17 September 2004
ETH
Sustentabilidad
en la arquitectura y la construcción

1 2 3

# Building the future – sustainably!

**With the presentation of the global Holcim Awards for outstanding sustainable construction projects, the first three-year cycle of multifarious activities of the Holcim Foundation for Sustainable Construction came to an end.**

Streets, houses, bridges, schools – everything that is built today shapes our lives and influences our activities, the way we perceive our environment, and how we feel. Building therefore must be socially compatible, economical, aesthetic, functional and environmentally appropriate – in other words, sustainable. As a provider of cement, aggregates and concrete, Holcim has little influence on what is built with these materials, yet as a globally active Group, Holcim has a responsibility for the future of our planet and our society. Holcim intends not only to be a supplier of building materials, but to promote the use of these materials in a way that is good for the world today and future generations tomorrow. That's why Holcim established the Holcim Foundation for Sustainable Construction at the end of 2003 – an independent foundation that promotes sustainable construction worldwide.

**International competence**

The Holcim Foundation cooperates closely with leading technical universities on five continents: the Swiss Federal Institute of Technology (ETH Zurich), Switzerland; Massachusetts Institute of Technology (MIT), Cambridge, USA; Universidad Iberoamericana (UIA), Mexico City; University of the Witwatersrand (Wits), Johannesburg, South Africa; and Tongji University (TJU), Shanghai, China. An Advisory Board, with prominent members



**Technical events on all continents**
Inspired by the Holcim Forum held at the ETH Zurich (large photo), symposiums, conferences and orientation events on the subject of sustainable construction were held in collaboration with Holcim Group companies around the world – for example for architecture students in Budapest (1), with Award winner Mark West in Montreal (2), for architects and engineers in Córdoba, Argentina (3), at Mapua University in Manila (4), and at an architect gala in Casablanca (5). Students from all regions were also invited to the Holcim Forum to present their theme-related boards; the best were recognized (6) and exhibited alongside other projects in locations including Cebu, Philippines (7), and Shanghai (8).



Advisory Board of the Holcim Foundation (from left): Klaus Töpfer, Germany; Enrique Norten, USA/Mexico; Simon Upton, New Zealand; Yolanda Kakabadse, Ecuador; Amory B. Lovins, USA; Muhammad Yunus, Bangladesh; *Rolf Soiron*, Switzerland.

from various nations, inspires the Foundation.

**Promoting academic discourse**
The Foundation pursues its objective of promoting sustainable construction in several ways. It initiates academic discourse of sustainable construction by publishing technical books and above all by holding forums. These conferences encourage the exchange of ideas and experience at a high level, and bring together architects, planners, scientists and representatives of the business, political and civil sectors to strive for answers to the pressing challenges of sustainable construction. The first Holcim Forum, on the theme "Basic Needs", was held in 2004 at the ETH Zurich. 120 experts from 35 countries attended, including about 40 speakers. The spirit of the seminar is captured in the book "First Forum". It supplies a valuable basis for dealing with fundamental questions about the future.

**Two-stage international competition**
The Foundation's activity with the highest public profile is the Holcim Awards competition.


forum
for sustainable

Sustainability to peace

"Lasting peace cannot be achieved unless large population groups find ways in which to break out of poverty": The Nobel Peace Prize 2006 was awarded to Muhammad Yunus and the Grameen Microcredit Bank, which he founded. Holcim is proud to support "Grameen House" projects in Asia to sustainably improve the living conditions of poor people. As a member of the Advisory Board, Yunus is an important and competent counselor to the Holcim Foundation.

Delivering his speech titled "The power of small changes" Muhammad Yunus inspired and impressed his audience at the Holcim Forum for Sustainable Construction at the ETH Zurich.

The morning after the global Holcim Awards ceremony in Bangkok in April 2006 the participants were surprised by a 200-square-meter "Thank you" billboard. The Award winners and their projects are each presented in this Annual Report on pages 30, 40, 62 and 86.



The Awards recognize building projects with model character and encourage new approaches, visions and innovation. The competition with a prize of USD 2 million is carried out every three years in two stages. First the best projects in the geographic regions Europe, North America, Latin America, Africa/Middle East and Asia/Pacific are sought and distinguished. The winners of regional Holcim Awards Gold, Silver and Bronze then qualify automatically for the next stage – the global Holcim Awards. Planners, architects and building owners were invited to submit their projects for the Holcim Awards competition. Over half of the 3,000 submissions from 120 countries met the entry requirements and were judged by independent juries of specialists in five regions. The judging criteria were the five so-called "target issues" that the Holcim Foundation uses to break down the complexity of sustainable construction. The target issues, developed in close collaboration with the Foundation's partner universities, describe the ecological, social, economic, technical and aesthetic components.

**Important platform**

The Holcim Awards competition and the 46 Award-winning projects received great attention around the world. Hundreds of articles appeared in professional journals and the public media. This gave sustainable construction an additional important platform. The competition also helps position Holcim as a company that reaches beyond the bounds of its own industry to promote responsible construction. The global community of architects, engineers, planners and developers has recognized that the Holcim Awards are not just another architecture prize. Sustainable construction incorporates numerous other disciplines. This is also shown by the publication "Measuring up to the criteria of sustainable construction", published by the Foundation. The book explains the target issues and illustrates them with


Thank you for making our world more sustainable


Holcim awards
Bangkok 2006


7


8
9

**Awards ceremonies as climaxes of the global competition**
The Holcim Awards were presented at festive ceremonies at which sustainability was elucidated from various perspectives: Swiss Federal Councilor Joseph Deiss in Geneva (1), Architect Jaime Lerner in Rio de Janeiro (2), Rt Hon Simon Upton in Boston (3), Architect Donald Bates in Beijing (4), and Minister Lindiwe Sisulu in Johannesburg (5). – At the global Holcim Awards ceremony in Bangkok Klaus Töpfer, former UNEP Executive Director (6) spoke before the Awards were presented to the teams of Daniel Pearl from Canada (7), Silvia Soonets from Venezuela (8), Christoph Ingenhoven from Germany (9) and Luigi Centola from Italy (10).


10

the example of an office building in Costa Rica.

**Technical forum and second competition cycle**
The Holcim Foundation has already gained broad international acknowledgment through its multi-tiered engagement for sustainable construction. In April 2007 the next Forum will be held at Tongji University in Shanghai. Titled "Urban_Trans_Formation", this technical/professional event is dedicated to the question of how cities should be developed in the future (www.holcimforum.org).

In June 2007 the second Holcim Awards competition will be launched (www.holcimawards.org). The regional Awards ceremony will be held in 2008; the global ceremony in 2009.



**Four global Awards instead of three**
The jury had the tough task of identifying the worldwide best entries from among the 15 regional winners. It decided to give two gold Awards – for two very different projects that impressively document the spectrum of sustainable construction.

The global Holcim Awards jury 2006 (from left): Ashok B. Lall, India; Olivia La O'Castillo, Philippines; Enrique Norten, USA/Mexico; Thom Mayne (sitting), USA; Hansjürg Leibundgut, Switzerland; Mohsen Mostafavi (sitting), USA; Rachid Benmokhtar B. (top), Morocco; Adèle Santos, USA; Urs Bieri, Switzerland; Banasopit Mekvichai, Thailand; Claude Fussler, France; Kaarin Taipale (top), Finland; Hans-Rudolf Schalcher, Switzerland; and Tim Macfarlane, UK.

# Key success factors

Holcim has continued to grow. The expansion of our presence in India, a market of the future, and the strengthening of our commitment to aggregates and ready-mix concrete are creating additional potential.

**Clear, readily comprehensible strategy**
Holcim's strategy for generating value is founded on three central pillars: focusing on the core business, geographical diversification and balancing business responsibility between local and global leadership.

**Cement and aggregates as starting point**
Holcim's success as one of the world's leading building materials groups is explained not least by its clear product strategy, the linchpin of which is the production and distribution of cement and aggregates, both key basic materials in the construction sector. It is in raw material processing operations that the main focus of investment activities and value creation efforts lies. Both are highly capital-intensive and tie up assets long term. Depending on the maturity of an economy, each tonne of cement production capacity currently requires an investment of between USD 100 and USD 200. Cement and aggregates depend on sustainable raw materials reserves, process know-how and product innovations coupled with the will and ability to be cost leader.

Our investment policies and product ranges are geared to the maturity of the market and resulting local cus-

**Central pillars of value creation**

| | | | | | |
|---|---|---|---|---|---|
| Goal | Creation of value | | | | |
| Strategy | Product focus | | Geographic diversification | | Local management Global standards |
| Mindsets | Sustainable environmental performance | Better cost management | Permanent marketing innovation | Human resources excellence | Corporate social responsibility |
| Base | People | | | | |

© Holcim Ltd

Creating added value is Holcim's paramount objective, an objective that is based on the three strategic pillars and determines guidelines in the functional sectors. The most important foundation on which everything rests is a workforce that gives its best on a daily basis.

tomer needs. In the emerging markets, for example, the main emphasis is on building up and expanding cement production. As an economy becomes increasingly mature, there is greater vertical integration and Holcim's product range becomes broader. The ready-mix concrete business is established first in the major urban centers. In the industrialized countries in particular, this is followed by a more sharply differentiated product range that may encompass the full spectrum including downstream activities such as asphalt. The importance of the aggregates business in mature markets is accentuated by the degree of government regulation and shortages of high-grade raw material reserves.

**Geographical diversification pays**

Holcim is more globally spread than any other building materials group, with operations in over 70 countries on all continents. This broad geographical basis stabilizes earnings prospects, as cyclical fluctuations in individual markets are normally evened out.

countries is experiencing a strong expansion phase as the markets require significantly larger quantities of cement each year. Holcim's logical response is to focus on substantial capacity expansion. However, mature markets also offer growth opportunities. By broadening its product range, expanding the aggregates business and offering supplementary services, Holcim is able to put together packages specifically tailored to the customer.

**Broad local base**

Holcim is a multinational Group, but our business has strong local roots and has to gear itself to the conditions and needs of the individual markets, since it is there that value is created. In order to fully exploit the potential, Holcim has standardized all key corporate processes. This allows local management to concentrate on market and cost leadership, on basic and advanced training for senior managers and staff and on nurturing relations with various stakeholder groups.

| Net sales by region | 2006 | | 2005 | |
|---|---|---|---|---|
| Million CHF | | | | |
| Europe | 8,673 | 35.1% | 7,037 | 36.9% |
| North America | 5,520 | 22.3% | 4,704 | 24.7% |
| Latin America | 3,675 | 14.9% | 3,158 | 16.6% |
| Africa Middle East | 2,086 | 8.5% | 1,873 | 9.8% |
| Asia Pacific | 4,745 | 19.2% | 2,288 | 12.0% |

In 2006, the emerging markets in Eastern Europe, Latin America, Africa and the Middle East and Asia accounted for 45.7 percent of Group companies' consolidated sales.

Holcim's growth strategy mainly concentrates on growth markets, particularly in Latin America, Asia, Africa and the Middle East. In these groups of countries, the focus is usually on the cement business. The importance of these markets has been given a huge boost by our market entry in India. The cement industry in these

**Net sales broken down in terms of mature and emerging markets**


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
47.0%
47.7%
48.7%
41.1%
45.7%
53.0%
52.3%
51.3%
58.9%
54.3%
2002
2003
2004
2005
2006

Emerging markets
□ Mature markets


Value chain
Supply
Demand
Sales channels
Basic materials processing
Transactional
Transformational
End-users
Applications in the construction sector
Cementitious materials
Cement
Mineral components
Aggregates
Sand, gravel, stone, recycled aggregates
Direct sales
Traders
Wholesalers
Retailers
Direct sales
Ready-mix concrete
Concrete products
Mortars
Asphalt
General contractors
Masons
Self-builders
Civil engineering contractors
Housing
Infrastructure
© Holcim Ltd

Cement and aggregates are the basis – concrete and asphalt bring us closer to the end-consumer.

**Sustainable value creation as paramount objective**

Holcim is one of the world's leading producers of building materials. The Group aspires to be the most respected and attractive company in this community of quality suppliers. The business portfolio was strengthened considerably by acquisitions in the Asian region and in the segments "Aggregates" and "Other Construction Materials and Services". To create genuine added value, we aim to achieve a return on invested capital which exceeds the Group's after-tax Weighted Average Cost of Capital (WACC) of 8 percent on a sustainable basis.

**New margin targets per segment**

Despite massive increases in energy prices, over the past few years the greatest progress has been achieved in the cement and mineral components segment. However, given that there is room for further improvement, the average operating EBITDA margin target has been set at 33 percent. High priority is also being given to the increased use of alternative fuels, as well as to the wider deployment of mineral components. New production capacity under construction or planned, amounting to around 25 million tonnes by 2010, is crucial when it comes to improving margins. Global resource management in cement, clinker, coal and mineral components will become increasingly important and release additional synergies.

The average operating EBITDA margin target for the aggregates segment stands at 27 percent. The globally applicable "Aggregates Operational Review" systematically identifies potential for improvement; multiplying best practices along the entire value chain will enable us to exploit the potential of this segment to the full.

The average operating EBITDA margin target of the other construction materials and services segment – i.e. ready-mix concrete and asphalt as well as concrete products and concrete elements including construction services – stands at 8 percent. Here, there is also room for progress through the standardization of business processes and systems. Above all, in the ready-mix concrete sector Holcim will be able to save on production costs by applying the "Concrete

Operational Review" and using the "Mix Master", which optimizes the concrete mix.

The EBITDA margin targets stated above are to be achieved by 2010. In all segments, we shall continue to focus on operational improvements from the quarry right through to the construction site. We aim to generate greater benefits for our customers through product innovation and by expanding the range of services we offer (see also chapter on innovation on pages 24 and 25). The development of new programs to increase productivity and the multiplication of established ones covers the entire value chain, including administration, the IT service centers and central procurement. Targeted training is helping utilize the full potential for further efficiency gains across all sectors and segments.

**An employer who both nurtures and demands**
Holcim aims to be an exemplary employer able to recruit, motivate and retain the best staff. Clear management principles and systematic career development opportunities for staff provide the basis for optimum performance. Holcim demands commitment, but by the same token it also recognizes hard work. In particular, this means operating a system of performance-related pay (see also chapter on human resources on pages 36 to 39).

**Industry leader in the Dow Jones Sustainability Index**
Respect and understanding for different cultures are part and parcel of Holcim's perception of itself as a company. Top priority is given to the principles of sustainable development in economic, social and environmental terms. Holcim is also delighted to have been awarded the Dow Jones Sustainability Index Industry Leader accolade two years running. Safety at work remains an important issue. The successes achieved on this front depend to a large extent on the skill and commitment of senior managers and staff (see also chapter on environmental commitment and social responsibility on pages 32 to 35).

Holcim wishes to be a highly regarded business partner in the eyes of customers, suppliers and the public, particularly at its production sites. All Group companies are committed to this objective. Holcim operates under a single global brand name worldwide. This strengthens cohesion within the multinational Group of companies and raises our profile as a corporation.

# Organization and management

## The Group's management and system of line responsibility is structured by regions. The Executive Committee is supported by efficient corporate staff units and modern management systems.

**Corporate governance also means efficient management and control**
Holcim knows that its credibility and reputation depend on professional and transparent corporate governance. This promotes confidence on the part of investors, business partners, employees and the public at large.

The overall system of corporate governance, which includes directing, monitoring and organizing the highest corporate management levels, formulating business policy principles and applying internal and external control mechanisms, forms the basis for responsible management and control of the company with focus on sustainable value creation. Although we believe we have made great progress, this is an area in which efforts never cease.

The Code of Conduct defines Group-wide standards of behavior expected of all staff and it underscores our responsibility as entrepreneurs and employers. The text of the current Code of Conduct can be found on our website under www.holcim.com.

**Dual line and functional management responsibility**
Holcim is globally active with around 90,000 employees on five continents. We manufacture and distribute our core products cement and aggregates in countless local markets, along with products and services based on these core products in the ready-mix concrete, asphalt and concrete products sectors. The key to the Group's success lies in the competence of our local management teams. The operating units in over 70 countries fall under the line responsibility of individual Executive Committee members assisted by Area Managers and Corporate Functional Managers. In addition, each Executive Committee member has functional responsibility for specific corporate areas such as Cement Manufacturing, Commercial Services or Human Resources. This dual management approach gives Holcim an ideal combination of standardized Group-wide know-how and local value creation.

If our Group companies are to strengthen their cost and market leadership in their markets, they need both entrepreneurial room for maneuver and support from the Group in the form of specific know-how and predefined parameters. In our view, success depends on striking a balance between local power and autonomy on the one hand and the right degree of support and intervention from Group headquarters on the other. A coherent program of basic and continuing management training, as well as systematic succession planning to develop candidates with executive potential at both national company and corporate level, are important factors in the drive to strengthen the Group.

Holcim's efficient and lean organizational structure enables it to respond rapidly to new challenges.

Holcim's hierarchical structures are flat and its divisions of responsibility clearly defined – both at Group level and in the individual Group companies.

**Board of Directors**

**Rolf Soiron**
Chairman,
Chairman of the Governance, Nomination & Compensation Committee

**Andreas von Planta**
Deputy Chairman

**Markus Akermann**

**Lord Norman Fowler**

**Erich Hunziker**

**Willy R. Kissling**

**Peter Küpfer**
Chairman of the Audit Committee

**Adrian Loader**

**Gilbert J.B. Probst**

**H. Onno Ruding**

**Thomas Schmidheiny**

**Wolfgang Schürer**

**Dieter Spälti**

**Secretary of the Board of Directors**

Stephan Senn

**Executive Committee**

**Markus Akermann**
Chief Executive Officer, Mexico

**Tom Clough**
East Asia including the Philippines, Oceania and South & East Africa

**Hansueli Heé**
Europe excluding the Iberian Peninsula, the UK & Norway

**Paul Hugentobler**
South Asia & ASEAN excluding the Philippines

**Thomas Knöpfel**
Latin America excluding Mexico

**Benoît-H. Koch**
North America, UK, Norway, Mediterranean including Iberian Peninsula, International Trade

**Theophil H. Schlatter**
Chief Financial Officer

**Area Managers**

**Urs Böhlen**

**Bill Bolsover**

**Javier de Benito**

**Gérard Letellier**

**Bernard Terver**

**Corporate Functional Managers**

**Bill Bolsover**

**Jacques Bourgon**

**Beat Fellmann**

**Roland Köhler**

**Stefan Wolfensberger**

**Group Auditors and Statutory Auditors**

Ernst & Young Ltd

**Management Structure**

See organizational chart on page 23.

**Changes**

See Corporate Governance page 64 ff.

The Executive Committee from left to right:
Tom Clough
Hansueli Heé
Theophil H. Schlatter
Benoît-H. Koch
Markus Akermann
Paul Hugentobler
Thomas Knöpfel



These structures ensure that decisions are based on expert knowledge and cost awareness and that new processes or standards are implemented as quickly as possible.

The Group's managers, the regions and the countries and local sites are assisted by service centers at the regional level and by central corporate staff units at the global level. Holcim has well-structured management systems in place. Clear guidelines are in force which Group companies are expected to adhere to in all key areas of the business, from technology and environmentally friendly production to human resources and finances.

**Business Risk Management identifies risks and opportunities**

Business Risk Management supports the Executive Committee and the management teams of the Group companies in their strategic decisions. Business Risk Management's remit is to help systematically recognize major risks – as well as opportunities – facing the company and entails identifying potential risks at an early stage and proposing and implementing countermeasures at the appropriate level. Risk management looks at all risk types in the strategic, operating and financial sectors. It also takes external factors into account.

In addition to the Group companies, the Executive Committee and the Board of Directors are also involved in the assessments. The Group's risk profile is assessed from a variety of "top-down" and "bottom-up" angles. This not only involves seeking out threats, but also opportunities along the entire value chain. A central database allows fast, secure access to information collected on the Group companies. The Executive Committee reports regularly to the Board of Directors on important risk analysis findings and provides updates on the measures taken (see also page 69).

**The Internal Audit as an important monitoring instrument**

Internal Audit is an independent body which reports directly to the Chairman of the Board of Directors and to the Audit Committee. Internal Audit does not confine itself to financial audits, but also monitors compliance with external and internal guidelines.

Particular attention is paid to the effectiveness and efficiency of internal management and control systems, including:

- Examining the reliability and completeness of financial and operational information;
- Examining the systems for controlling compliance with internal and external directives such as plans, processes, laws and ordinances;
- Examining whether business assets are secured.

**Common idea of management**

In recent years, Holcim has systematically focused on value enhancement, measuring performance within the Group and introducing systems to motivate management to perform to consistently high standards.

In 2003, for example, we introduced a standardized, variable compensation system for our most senior executives. On the strength of the positive experiences gained from this system, 2007 will see a doubling of the number of employees in this system. However, as before, salaries will be calculated not only on the basis of the Group's objectives, but also in light of the specific circumstances of the local Group companies. A significant proportion of the performance-related bonus is paid in the form of Holcim shares which are locked in for a period of three to five years. This system focuses on the common target of a sustainable increase in the Group's performance and value.

## Organizational chart as at February 28, 2007

**Holcim Board of Directors**

**Audit Committee**

**Governance, Nomination & Compensation Committee**

**Internal Audit***

Markus Akermann
CEO

**Executive Committee**

| Benoît-H. Koch | Hansueli Heé | Thomas Knöpfel | | Paul Hugentobler | Tom Clough | Theophil H. Schlatter CFO |
|---|---|---|---|---|---|---|

**Regional Line Responsibility**

| North America UK, Norway Mediterranean[1] International Trade | Europe[2] | Latin America[3] | Mexico | South Asia ASEAN[4] | East Asia[5] Oceania South & East Africa | |
|---|---|---|---|---|---|---|

**Area Managers**

| Bill Bolsover Javier de Benito Area Manager | Urs Böhlen Area Manager | Bernard Terver Area Manager | | Gérard Letellier Area Manager | | |
|---|---|---|---|---|---|---|

**Functional Responsibility**

| Aggregates & Construction Materials, Sustainable Development | Cement Manufacturing | Legal & Compliance | Strategy & Risk Management, Communication | Commercial, Procurement, IT | Human Resources, Branding | Finance & Controlling |
|---|---|---|---|---|---|---|

**Corporate Functional Managers**

| Bill Bolsover Aggregates & Construction Materials Services | Jacques Bourgeon Cement Manufacturing Services | | Roland Köhler Strategy & Risk Management | Stefan Wolfensberger Commercial Services | | Beat Fellmann Deputy CFO |
|---|---|---|---|---|---|---|

* Internal Audit reports to the Chairman of the Board of Directors.

[1] Incl. Iberian Peninsula. [2] Excl. Iberian Peninsula, UK and Norway. [3] Excl. Mexico. [4] Excl. Philippines. [5] Incl. Philippines.

# Innovation

Holcim is stepping up the pace of innovation along the entire value chain, with research projects currently focusing on broadening the product range, reducing energy input and emissions and introducing new process technologies.

**Global network promoting research and development**
The strong consolidated Group growth of recent years has substantially expanded our research and development network. The dual product strategy launched in 2006, which is based on the two resources hydraulic binders and aggregates, has led to an increase in the importance of the segments "Aggregates" and "Other Construction Materials and Services" alongside the core cement business. Research and development activities have been restructured accordingly. While the central corporate staff units focus on long-term fundamental research, the local Group companies systematically pursue demand and client-driven development. Both tiers cooperate closely. Group-wide patent management has become more important. In 2006, Holcim invested a total of around CHF 25 million in research and development.

The Group is also conducting research into fundamentally new types of cement. These are intended as additions to the traditional product range, enabling Holcim to gain greater competitiveness in a dynamic environment. Another area of research is concerned with the complex nanostructures of concrete which are crucial to its properties. Working in close cooperation with technical universities in Switzerland and abroad, Holcim is attempting to influence the complex nanostructures with a specific view to improving product properties.

**New building materials in vogue**
Holcim is committed to using new cementitious binders, which are more competitive and sustainable than steel, aluminum, wood or glass. A key factor is the durability of the concrete, which is the end-product.

In late 2006, Holcim introduced CEMROC® to the French and Belgian markets. This novel type of environmentally efficient cement for special applications is based mainly on blast furnace slag. In comparison with conventional concrete, concrete made with CEMROC® is more resistant to a range of chemicals and is significantly more durable. The production of CEMROC® generates around 95 percent less $CO_2$ than traditional Portland cement. Promising applications include concrete elements prefabricated under industrial conditions, as well as bridges, dams and components for sea defenses and port facilities.

Use of self-compacting concrete is on the increase. Holcim offers products of this type in several countries. In Switzerland, they are already very well established under the brand names Selfpact® and Flextremo®.

At the GreenBuilt exhibition held at the end of 2006, Holcim US launched an environmentally friendly product range under the brand name Envirocore™. Thanks to their reduced clinker content, these high-quality composite cements are making an important contribution to $CO_2$ reduction.

Siam City Cement has developed a new type of mortar cement known as "INSEE Gold", which can be processed more easily: masons are able to plaster walls more quickly and using less material; losses of materials are significantly reduced and walls have fewer cracks after hardening. This new type of mortar now covers around one third of the Thai mortar market.

Aggregate Industries UK has successfully launched Bardon Superflex, an asphalt developed jointly with BP Bitumen. The new product provides considerable advantages when carrying out surfacing and strengthening work and has won an award for innovation. These examples from the Group companies illustrate Holcim's innovative capacity and close proximity with the market.

**Maintaining client proximity with innovative offerings**
Market studies and surveys are conducted regularly. This mainly falls within the remit of the Group companies; however, they are supported by the responsible corporate staff units at the Group level.

In the emerging markets in particular, a number of Group companies have introduced new sales models in the cement segment. Complete product packages are offered through networks of retailers. A good example is Ecuador, where our Group company has refined the "Disensa" franchising concept, bringing Holcim Ecuador closer to end customers through retail traders. In addition to Holcim's range of cements, these retailers supply a broad product range for all aspects of housebuilding. This gives tradesmen and developers direct access to Holcim Ecuador's full range of products in a single sales outlet. Through a special credit card system the retailer benefits from favorable payment terms. This year, end customers have also started to be offered microcredits.

At Holcim Apasco in Mexico, this sales method was introduced some time ago under the name "Mi Casa" for people building their own homes and "Mi Obra" for small and medium-sized businesses. "Mi Casa" customers are provided with building instructions and plans and can contact a call center for advice and information. Microcredits are also available. This overall concept is now being transferred to other countries.

In the wake of the tsunami disaster, Holcim Indonesia introduced "Solusi Rumah", a comprehensive package of solutions for the construction of robust, low-cost homes, based on simple, but earthquake-proof system building. Customers can purchase construction materials and tradesmen's services at small and medium-sized businesses licensed by Holcim and can also access finance from local banks. Another new feature is that all products from the foundations to the roof tiles are concrete or cement-based.

**Research in the fields of process technology and alternative fuels**
Holcim is also examining improvements and new technologies in the field of production processes. The focus here is on critical mechanical plant components with a view to enhancing reliability and streamlining investment costs. One example is the development of new drive system concepts for rotary kilns and vertical mills.

Holcim is not only aiming to make progress on investment and production costs, but also to achieve top brand status in the environmental sector, where we engage in intensive cooperation with leading plant manufacturers worldwide. Holcim is a pioneer in the development of plants for the processing and use of alternative fuels and raw materials; a good example is the "Hotdisc" at our plant at Rohožník in Slovakia, which allows us to use coarsely formed alternative fuels directly in the rotary kiln.

New technologies are not only increasingly enabling us to replace fossil fuels, but also mean that we can substantially improve the emission profile of our kiln systems. The Group is also making great efforts to expand the volume of waste materials recycled in the emerging markets.

# Capital market information

Holcim regularly makes active use of the capital markets to raise debt and equity capital. The equity base was strengthened to finance our growth strategy. We have also further improved the Group's debt profile.

The capital market responded very positively to the capital increase carried out in May. The Holcim share also saw an impressive 26.8 percent increase in price during the year under review thanks to the Group's dynamic development and a friendly stock market environment. The share closed on December 31, 2006 at CHF 111.70 (2005: 88.06[1]).

**Performance of Holcim share versus Swiss Market Index (SMI)**



CHF 140
CHF 120
CHF 100
CHF 80
CHF 60
CHF 40
CHF 20
CHF 0
2002
2003
2004
2005
2006
2007
Holcim share[2]
SMI (adjusted)


[1] Adjusted for the capital increase carried out in 2006.

[2] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.

**Listings**

Holcim is listed on the SWX Swiss Exchange. Its shares are traded on virt-x. Each share carries one voting right. As at December 31, 2006 the company's market capitalization stood at CHF 28.5 billion.

| Additional data | |
|---|---|
| Security code number | 1221405 |
| Telekurs code | HOLN |
| Bloomberg code | HOLN VX |
| Reuters code | HOLN.VX |

**Major shareholders**

Information on major shareholders can be found on page 164 in this report.

**Distribution of Holcim shares and breakdown of shareholders**

The majority of shares held in other countries are owned by shareholders in the UK and the US.

| Geographical distribution | |
|---|---|
| Switzerland | 39% |
| Other countries | 30% |
| ☐ Shares pending registration of transfer | 31% |



| Breakdown of shareholders by number of registered shares held | |
|---|---|
| 1–100 | 6,488 |
| 101–1,000 | 18,907 |
| ☐ 1,001–10,000 | 4,471 |
| ☐ 10,001–100,000 | 482 |
| ☐ > 100,000 | 102 |



**Free Float**

The free float as defined by the SWX Swiss Exchange stands at 79 percent.

**Dividend policy**

Dividends are distributed annually. The next dividend payment is scheduled for May 10, 2007. Over the medium term, Holcim aims to achieve a payout ratio of approximately one third of net income attributable to equity holders of Holcim Ltd.

**Weighting of the Holcim registered share in selected share indices**

| Index | Weighting in % |
|---|---|
| SMI, Swiss Market Index | 2.12 |
| SPI, Swiss Performance Index | 1.85 |
| BEBULDM, BE500 Building Materials Index | 13.71 |
| SXOP, Dow Jones STOXX 600 Construction | 7.11 |
| DJSI World, Dow Jones Sustainability Index | 0.17 |
| FTSE4Good Europe Index | 0.25 |

Sources: Bloomberg, Dow Jones Sustainability Indexes, FTSE Index Company, end-December 2006.

**Information on Holcim registered shares**

Further information on Holcim registered shares can be found at www.holcim.com/investors.

**Key data Holcim registered share[1]**

| Par value CHF 2 | 2006 | 2005[2] | 2004[2,3] | 2003[3] | 2002[3] |
|---|---|---|---|---|---|
| Number of shares issued | 255,348,625 | 229,925,518 | 229,925,518 | 201,184,829 | 201,184,829 |
| Number of dividend-bearing shares | 255,348,625 | 229,925,518 | 229,925,518 | 201,184,829 | 201,184,829 |
| Number of shares conditional capital[4] | 9,659,815 | 14,007,875 | 14,007,875 | 14,007,875 | 14,007,875 |
| Number of treasury shares | 679,912 | 828,998 | 6,786,750 | 5,958,869 | 6,074,065 |
| Stock market prices in CHF | | | | | |
| High[5] | 113 | 88 | 68 | 58 | 77 |
| Low[5] | 86 | 68 | 55 | 35 | 36 |
| Earnings per dividend-bearing share in CHF[6] | 8.64 | 6.61 | 4.21 | 3.49 | 2.74 |
| Cash earnings per share in CHF[6,7] | 9.14 | 6.90 | 5.83 | 4.93 | 4.28 |
| Consolidated shareholders' equity per share in CHF[8] | 59.60 | 50.05 | 38.02 | 34.82 | 33.50 |
| Gross dividend per share in CHF | 2.00[9] | 1.65 | 1.25 | 1.15 | 1.00 |

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Restated in line with IAS 21 amended.
[3] Restated in line with new and revised IFRS, effective January 1,2005.
[4] Shares reserved for convertible bonds issued.
[5] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.
[6] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted by the average number of shares (see note 15).
[7] Excludes the amortization of goodwill and other intangible assets.
[8] Based on shareholders' equity – attributable to equity holders of Holcim Ltd – and the number of dividend-bearing shares as per December 31, 2006.
[9] Proposal of the Board of Directors.

**Disclosure of shareholdings**

Under Art. 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act) and Art. 28 of the Additional Rules for the Listing on the SWX "EU-Compatible" Segment (AR EU), whosoever, directly, indirectly or in concert with third parties, acquires or disposes of shares, for his own account, in a company incorporated in Switzerland whose equity securities are listed, in whole or in part, in Switzerland and thereby attains, falls below or exceeds the threshold of 5, 10, 20, 25, 33⅓, 50 or 66⅔ percent of the voting rights, whether or not such rights may be exercised, shall notify the company and the stock exchanges on which the equity securities in question are listed.

**Registration in the share register and restrictions on voting rights**

On request, purchasers of registered shares are entered in the share register as voting shareholders provided that they expressly declare that they acquired the shares in their own name and for their own account. The Board of Directors will enter individuals whose requests for registration do not include an express declaration that they hold the shares for their own account (nominees) in the share register as shareholders with voting rights, provided that such nominees have concluded an agreement with the company concerning their status and are subject to recognized banking or financial market supervision.

**Group credit rating solid**

Holcim Ltd's current credit rating – as awarded by Standard & Poor's – is "BBB+" for long-term liabilities and "A-2" for short-term liabilities. The international ratings agency Fitch rated us "BBB+" with "outlook stable" for long-term liabilities and "F2" for short-term credit.

**Current rating**

| | Standard & Poor's | Fitch |
|---|---|---|
| Long-term rating | BBB+, outlook stable | BBB+, outlook stable |
| Short-term rating | A-2 | F2 |

**Financial reporting calendar**

| | |
|---|---|
| Press and analyst conference on annual results for 2006 | February 28, 2007 |
| Results for the first quarter of 2007 | May 3, 2007 |
| General meeting of shareholders | May 4, 2007 |
| Dividend payment | May 10, 2007 |
| Half-year results for 2007 | August 23, 2007 |
| Press and analyst conference for the third quarter of 2007 | November 7, 2007 |
| Press and analyst conference on annual results for 2007 | February 27, 2008 |



# Reclaiming urban space

**With their design for the new Stuttgart main train station, Christoph Ingenhoven and his team put forward an impressive manifest for sustainable architecture. For this achievement they received a global Holcim Award Gold.**

Stuttgart, a main city in southern Germany, is tucked into a constricted basin with steep sides at the end of a narrow valley. Railroad tracks run from the open north through the valley to a terminal – and then northward again out of the valley. The tracks sever the valley and city, and press Stuttgart against the valley walls. An ingenious project has been devised to free the city from the disruptive railroad tracks – "Stuttgart 21" proposes completely new rail lines, underground, serving the city from two sides. The old terminal is to be replaced by a new station for through traffic.

In 1995 the organizers of "Stuttgart 21" announced a design competition for a new station. The competition was won by the Düsseldorf architect Christoph Ingenhoven and his team of architects and engineers. Christoph Ingenhoven: "At the outset we asked ourselves, how can we avoid having a subway atmosphere in our station? We didn't want a dark cavern, but a space with aesthetic value."

Today, after uncounted revisions and ten years of development, the design by Ingenhoven Architects virtually embodies the ideal of aesthetic sustainability. The tracks are covered by a minimalist, 420-meter-long concrete shell structure, which is a mere 30 centimeters thick at the thinnest point.













**"Main Station, Stuttgart, Germany", by Ingenhoven Architects, Düsseldorf, Germany**

Christoph Ingenhoven was born in 1960 and established Ingenhoven Architects at the age of 25. The Düsseldorf architecture office designs airports, train stations, stadiums, hospitals, urban spaces and restaurants. The work of Ingenhoven Architects has achieved worldwide notice, particularly the European Investment Bank building in Luxemburg and a 156-meter-tall high-rise in Osaka, Japan, scheduled for completion in 2008.



The vaulted structure is supported by 28 so-called "light eyes" – organic-tectonic hollow columns that flare as they rise, opening into inverted bells. Giant skylights permit daylight and fresh air to stream into the station, so practically no energy is required for heating, cooling, and artificial lighting.

The design is sustainable in other ways besides energy efficiency. Material consumption is extremely low – as is the consumption of urban space, because the concrete structure is built to support pedestrian traffic. The roof of the station forms a new urban square.

In three-dimensional renderings the design by Ingenhoven radiates harmony and natural logic. The complexity of the construction goes unnoticed. Because the tracks through the station are at a slope, the 28 organic columns are graduated in height – from 8 meters to 13.5. The structural calculations are a masterly feat of engineering. The result looks feather-light, easily composed. The refined aesthetic and ecological concept behind it all seems to dissolve into weightlessness.


Holcim

**Assessment by Enrique Norten**

"This pioneering project incorporates materials, structures and knowledge into a sustainable design for reclaiming urban space. The innovative approach is impressive, as is the efficient and refined use of technology, and the intelligent management of resources. This energy-efficient design will surely provide long-term environmental benefits and will hopefully increase public awareness of the necessity of conserving resources."

Enrique Norten (USA/Mexico), founding principal of TEN Arquitectos, was a member of the jury for the global Holcim Awards 2006.

# Environmental commitment and social responsibility

## Holcim's employees show a high degree of commitment to our sustainability targets. The Group was once again named Dow Jones Sustainability Index Industry Leader.

**Measurable progress**
At Holcim, sustainable development has been a major focal point for years. The three principles of "value creation", "sustainable environmental performance" and "corporate social responsibility" are firmly anchored in our business model and represent a fixed component of our strategy. The global standards Holcim has set ensure that these principles are embedded in our management systems.

Progress in the sustainability area is closely monitored and we are on track to achieve our targets.

Of significance is the fact that by the end of 2006 Holcim had again reduced its net $CO_2$ emissions per tonne compared with 1990 levels.

**Leader in the construction industry**
Our successes in the field of sustainability have received renewed external acknowledgment. In 2006, Holcim was again included in the FTSE4Good Index. For the second year in a row, the Dow Jones Sustainability Index has recognized the Group as Leader of the Industry, attesting to Holcim's reputation as a company with a strong commitment to sustainability in the building materials sector. Holcim received special praise for its climate and recycling strategies aimed at cutting $CO_2$ emissions as well as for initiatives to increase safety at work. It received top grades in corporate governance and the social dimension, in particular for its strong stakeholder relations.

**Occupational health and safety remains a priority**
The health and safety of the people at Holcim is a key priority. This not only goes for its own employees, but also for the personnel of subcontractors and for visitors. Group-wide safety guidelines therefore need to be strictly adhered to.

The "Passion for Safety" initiative launched in 2005 is aimed at fostering a "culture of safety" which accepts no compromises and defines clear responsibilities. Between 2006 and 2009, Holcim aims to reduce lost time injury frequency rate in each Group company by at least 30 percent per annum compared with 2004 levels. This means that even Group companies with good track records are being called upon to make further improvements. Between 2005 and 2006, the lost time injury frequency rate was cut by 27 percent, but despite the launch of the "Passion for Safety" initiative the Group still suffered a number of accidents in 2006, some of which had fatal consequences. Management and colleagues offer their sincere condolences to bereaved family members.

A wide range of programs have been initiated by individual Group companies. For example, Holcim Indonesia has subjected its safety management to a general review and set up a safety committee including staff representatives and management. In Eastern Europe, a regional initiative has been launched to improve the working culture, raise staff awareness of safety issues and introduce an exhaustive reporting system. These efforts have already led to a noticeable change in safety culture in the workplace.

**Lost time injury frequency rate**[1]


16
14
12
10
8
6
4
2
0
2003
2004
2005
2006

Employees
□ Subcontractors

**Specific gross and net direct $CO_2$ emissions**[2]


800
750
700
650
600
550
5
0
-5
-10
-15
-20
-25
reduction target
90
00
01
02
03
04
05
06
10
kg CO2/tonne cement
% improvement
improvement rate

Gross
□ Net[3]

**Steady reduction in $CO_2$ emissions**

Reducing $CO_2$ emissions is one of the most important challenges we face. In 2002, the Group made a voluntary commitment to bring a 20 percent reduction in specific net $CO_2$ emissions by 2010, taking 1990 as reference year. Having achieved a further reduction by the end of 2006, Holcim is well on the way to meeting this target.

Reducing the clinker factor in cement is a cornerstone of Holcim's climate strategy; this is one of the best, technically proven approaches for reducing process $CO_2$ emissions.

Regulated market mechanisms can be the most effective way to achieve absolute reductions in $CO_2$ emissions while fostering economic and social development. However, such market instruments must be compatible with the reality and imperatives of global competition. Holcim has made its point of view on these questions clear in a number of publicly available position papers.

The introduction of the European Union's emissions trading system (EU ETS) gives Holcim the opportunity to participate directly in this market. Holcim takes a positive view of the concept of emissions trading, which is in an important learning phase. For the next commitment period from 2008 to 2012, the principle of a level playing field must apply. An international framework therefore needs to be established and the allocation of emission allowances must be based on actual $CO_2$ efficiency performance.

Holcim also welcomes the Clean Development Mechanism (CDM) of the Kyoto Protocol, which allows emissions in industrialized countries to be offset by transfers of capital and technology to developing countries. At present, CDM procedures are still too bureaucratic and restrictive, and the mechanism remains confined to a few specific niche markets. However, due to a favorable business climate in India, Holcim Indian Group companies have initiated several CDM projects related to clinker factor reduction or generation of electricity from biomass. Holcim is also actively involved in the "Asia Pacific Partnership on Clean Development and Climate".

[1] The lost time injury frequency rate (LTIFR) is calculated as: number of lost time injuries × 1,000,000 : total number of hours worked. Data includes all cement, aggregates as well as ready-mix concrete operations (including Aggregate Industries since 2005).

[2] The $CO_2$ data are interim figures subject to external assurance. Updated emission figures will be published on our website by mid-2007.

[3] Minus indirect savings, such as use of alternative fuels.

**Increased replacement of valuable fossil fuels**

In the cement industry, the utilization of waste materials makes a valuable contribution to sustainable development in a number of ways. Fuels and raw materials obtained from waste reduce consumption of fossil fuels, as well as alleviating the growing problem of waste disposal. This is particularly important in developing and newly industrializing countries, where there is the potential for waste to be disposed of, incinerated or stored on poorly managed sites without proper controls. Improved waste management limits health risks and reduces the need for landfill space.

In 2006, the Group's thermal substitution rate rose to 13.4 percent (not including India).

Our partnership with GTZ, German Technical Cooperation, contributed to this improvement. The jointly prepared guidelines on co-processing waste materials in cement production were officially launched in 2006. They aim to provide cement manufacturers and the public sector with a working instrument to enable the development of sustainable solutions. To expedite implementation of the guidelines, the Group extended its cooperation with GTZ to 2008.

**Thermal substitution**


16
14
12
10
8
6
4
2
0
90
98
99
00
01
02
03
04
05
06

% thermal energy from alternative fuels

**Commitment to further environmental improvements**

Reducing atmospheric emissions remains a core objective. By 2010, Holcim aims to reduce its specific output of nitrogen oxides, sulfur dioxide and dust by 20 percent, taking 2004 as the benchmark year. A global monitoring and reporting system ensures that progress is measured. The target which has been set will clearly entail substantial investment.

In 2006, the Group invested CHF 118 million (2005: 104) in environmental improvements at its plants and production facilities. We maintain appropriate provisions for site restoration and other environmental liabilities, based on legal and contractual obligations. As of December 31, 2006, these provisions amounted to CHF 521 million (2005: 388).

**Social responsibility creates acceptance**

Holcim has a longstanding social commitment to the communities in which our facilities are located. This paves the way for good relations with the people living in the vicinity of our plants. Our Group companies mainly support projects in the fields of education and training, infrastructure and community development.

During the year under review, our Group companies spent around CHF 31 million on social activities. CHF 14.8 million was invested in selected projects and CHF 16.1 million was paid out in donations. The total sum was equivalent to around 1 percent of net income before tax.

**Partnerships generate added value for all**

Companies such as Holcim depend on the trust of a wide variety of stakeholders. Various initiatives are therefore in place to promote dialogue and cooperation with a range of interest groups.

At Group level, for example, mention should be made of our cooperation with the World Business Council for Sustainable Development (WBCSD). Holcim is one of the three companies that launched the "Cement Sustainability Initiative" in 1999. In 2007, a comprehensive report will be published to provide an account of the five-year program of action undertaken by this broad-based industry initiative. Holcim continues to support the UN Global Compact, a global agreement between companies and the UN which encourages the implementation of ten principles in the social and environmental areas. Each year, we assess whether our own activities are compatible with these principles. Our partnership with GTZ, German Technical Cooperation, mentioned above, is also making good progress.

As future attention focuses more on biodiversity conservation, Holcim has joined forces with the World Conservation Union (IUCN). The aim of the partnership, which was signed at the beginning of 2007, is to develop new ecosystem conservation standards for the Holcim Group. Main areas of collaboration include a review and assessment of Holcim's approach, the development of a comprehensive policy and strategy, as well as the undertaking of joint initiatives supporting sustainable livelihoods and biodiversity conservation.

Holcim Group companies attach great importance to maintaining stable relationships based on trust with their various stakeholder groups. For example, more than 38 percent of Group companies have established community advisory panels for their plants and 77 percent engage in partnerships with civil society institutions.

In 2006, Holcim published its third sustainability report. The report was prepared in accordance with the "Global Reporting Initiative", a framework for consistent, meaningful reporting on economic, environmental and social factors.

**Holcim Foundation confers awards for sustainable building projects**

Established in 2003, the Holcim Foundation for Sustainable Construction has successfully completed its first three-year competition cycle. Through this Foundation, Holcim is actively involved in areas beyond its own corporate boundaries and gives global support to the idea of sustainable construction. The picture section of this Annual Report is devoted to the Foundation's activities.

In 2007, the Foundation will be launching the second three-year competition cycle with a forum for architects, planners and other technical experts to be held over several days dealing with the topic of urban development. The competition for sustainable construction projects will begin in June. The closing date for entries is the end of February 2008. Submissions will then be put before panels of judges.

# Human resources

## The expansion of Holcim saw the Group's headcount increase by around 50 percent. The integration of the new companies and their employees within the Group presents a major challenge. Career development measures for employees and senior managers are particularly important, as is succession planning.

**Significant increase in personnel**
The Group saw further growth in its headcount in 2006, with the first-time consolidation of our companies in India and the acquisition of two firms in the UK and the US in the aggregates, ready-mix concrete and asphalt sector. As of the end of the year, the headcount stood at around 88,783, representing an increase of 48.2 percent. These new personnel resources bring Holcim both experience and specific know-how. In turn, employees who have recently joined our Group have the opportunity to work in a diverse, multicultural environment and benefit from the appeal of a global company.

One focal point in 2006 was to expand and strengthen all processes and systems that make it possible to speed up an improved and more efficient knowledge and best practice exchange within the Group.

| Group employees by segments[1] | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Cement[2] | 57,878 | 34,543 | 32,846 | 32,590 | 33,657 |
| Aggregates | 7,136 | 6,542 | 3,271 | 3,372 | 3,780 |
| Other construction materials and services | 23,724 | 18,750 | 10,739 | 12,221 | 13,662 |
| Corporate | 45 | 66 | 53 | 37 | 16 |
| **Total Group** | **88,783** | **59,901** | **46,909** | **48,220** | **51,115** |

| Group employees by region | 2006 | 2005 | 2004 | 2003 | 2002[3] |
|---|---|---|---|---|---|
| Europe | 22,006 | 20,458 | 14,980 | 15,365 | 16,359 |
| North America | 11,268 | 10,393 | 5,249 | 5,236 | 5,146 |
| Latin America | 12,234 | 10,904 | 10,676 | 10,278 | 11,091 |
| Africa Middle East | 5,218 | 5,318 | 4,621 | 4,472 | 4,620 |
| Asia Pacific | 37,212 | 12,045 | 10,644 | 12,118 | 13,078 |
| Corporate | 845 | 783 | 739 | 751 | 821 |
| **Total Group** | **88,783** | **59,901** | **46,909** | **48,220** | **51,115** |

[1] Holcim redefined its business areas following the acquisition of Aggregate Industries. These now consist of the product segments "Cement", "Aggregates" and "Other Construction Materials and Services". The year-earlier figures have been adjusted accordingly. The composition of the product segments is described on page 6.

[2] Including all other cementitious materials.

[3] The figures for the service companies were reclassified from the geographical regions to Corporate.

**Holcim fosters cultural diversity**

Holcim sees itself as a multicultural company. It is very important that our people, who are from different cultures, respect one another and treat each other without prejudice. 1,323 members of senior management come from 62 nations. This diversity makes us a particularly attractive company to work for, and Holcim is proud of the fact that we have repeatedly succeeded in smoothly simulating new companies and their employees into the Group.

Those who join Holcim as new employees know the company has high expectations. It expects expertise and a high degree of commitment and flexibility. In return, employees benefit from a culture of open communication. Holcim aims to be recognized as the most attractive employer within the industry. Existing and new employees should benefit from the Group's global presence and be able to put their skills to optimum use. They receive support not only from the line, but also from experts within the Human Resources function.

**Origin of senior managers**

| | | |
|---|---|---|
| From Europe: | 24 nationalities | 47% of all senior management |
| From North America: | 2 nationalities | 10% of all senior management |
| From Latin America: | 13 nationalities | 17% of all senior management |
| From Africa Middle East: | 9 nationalities | 6% of all senior management |
| From Asia Pacific: | 14 nationalities | 20% of all senior management |



**Promotion of management talent**

To enable us to cope with the current and future growth of the Group, Holcim attaches a great deal of importance to strengthening management qualities in three key areas.

The first focal point is our drive to recruit first-class employees across all business areas. The second key point relates to basic and continuing training and targeted programs for managers on all levels. Young up-and-coming employees in particular are to be given the opportunity to put their knowledge to the test and improve their leadership competencies. The third key area, succession management, is designed to ensure the efficient and professional transfer of line responsibility to a successor. Candidates from within the Group who demonstrate the required potential must be identified early on and prepared for new, more complex tasks through targeted training measures.

**Competent leaders for today and tomorrow**

For Holcim, leadership competencies are based on four components, which are given high priority in the context of continued training: thinking the business, delivering results, energizing people, and acting as role model. On the basis of this competency model, all processes in the field of human resources and training have been successively reviewed and further developed; this particularly applies to recruitment, performance management and to assessments or internal and external training.

**Strengthening our global values**

Human resources and training are areas that play a key part in the internalization of our corporate values. The Group is strengthened by employees who live our values both within the company and outside it. In 2006, more than 100 human resources functional heads and training experts from throughout the Group took part in the Human Resources and Training Conference in Switzerland. At the event, which is held every two years, the participants addressed these value questions among other issues.

In India, where the past two years have seen Holcim establish a foothold through major acquisitions, we are facing a special challenge in the human resources sector and on the training front. Each year, the two Indian Group companies need to recruit hundreds of employees and integrate them into the organization simply to keep up with market growth.

To this end, special training packages have been developed and made available for all hierarchical levels. These also include technical simulation programs that enable broad-based, risk-free training in realistic conditions. We have already trained 90 percent of the ACC management in the Holcim-specific Project Management Approach. This means that some 70 major projects are currently being managed according to standard parameters.

**Seminars designed to strengthen leadership**
In the past, the Group's training activities focused on imparting management knowledge and specific functional skills. In future, training activities will increasingly focus on leadership. Objectives include motivating employees, and also emphasizing the exemplary role models that managers need to be. New programs at Group level are intended for all senior managers in the top to middle management tiers. They were developed jointly with leading management schools and will be implemented from 2007 onward.

The broader management and leadership training programs developed for the Group companies consist of standardized learning objectives and content, which are aligned with the management seminars at Group level. Thanks to these programs, the majority of Group companies are able to offer their managers leadership training locally.

Regional training and learning workgroups have been formed to support the implementation process, as well as exchange regarding experience and teaching materials.

**Variable compensation scheme**
The Group's top management is included in a standard performance compensation scheme consisting of a cash component plus bonus shares. The system is designed to focus senior managers on joint objectives key to the Group. On the strength of the positive experiences gained since the introduction of this compensation scheme, 2007 will see the circle extended to include a further tier of management. This increases the number of eligible management members from 230 to around 550.

**Motivate and demand**
Developing leaders and employees is and remains one of the Group's most important tasks. Holcim's motto is: "Motivate and demand" – only the two together can secure the Group's long-term success.

**Personnel expenses in 2006 by function and region**

| Million CHF | Production and distribution | Marketing and sales | Administration | Total |
|---|---|---|---|---|
| Europe | 1,040 | 116 | 400 | 1,556 |
| North America | 1,067 | 62 | 188 | 1,317 |
| Latin America | 309 | 75 | 103 | 487 |
| Africa Middle East | 132 | 22 | 46 | 200 |
| Asia Pacific | 318 | 42 | 91 | 451 |
| Corporate | 43 | 19 | 170 | 232 |
| **Total Group** | **2,909** | **336** | **998** | **4,243** |



# City upgrade

**Three architects are working to give the residents of a poor district of Caracas not only new streets and public spaces, but the assurance that their neighborhood is valuable. The architects received a global Holcim Award Gold for this project.**

Caracas, capital of Venezuela, is one of the most densely populated cities of South America. Of the city's 4 to 5 million residents, half live in barrios, or neighborhoods for the poor. The barrios grew as poor people built their simple houses back-to-back just beyond the city limits. There are no gardens or public squares in a barrio. The residents have no money for streets, outdoor lighting, or playgrounds. Government invests moderately here.

Caracas sits in a valley. Because the flatland in the valley was built over long ago, the barrios spread up the very steep slopes. At the top there are no real walkways, just dirt trails that become slippery slopes in the rain. Here live the poorest of the poor. They have no infrastructure; no ambulance or fire truck can reach their homes.

Barrios are so densely built that any fundamental improvement would entail extensive demolition. Neighborhoods have been relocated many times, but this is not feasible in Caracas because of the size of the barrios.

In 1998 the government initiated a program to upgrade the barrios. The district San Rafael-Unido was entrusted to a team of architects who have been working together since their training 20 years ago: Silvia Soonets and the sisters Isabel and Maria Ines Pocaterra.











**"Upgrading San Rafael-Unido, Urban Integration Project, Caracas, Venezuela", by Proyectos Arqui 5, Caracas, Venezuela**

Silvia Soonets and Isabel and Maria Ines Pocaterra (from left) jointly run the architecture office Proyectos Arqui 5. They design houses, residential developments, office buildings and urban development projects for public and private clients – with such success that they now have a staff of several employees. One is Victor Gastier, an architect who was also significantly involved in the Award-winning project.



The team determined that the most urgent need in San Rafael-Unido was better access to the houses. They designed a new circulation system with a main street uphill and many stairways connecting the walkways through the district. Their plan is a combination of many small improvements. It includes social spaces, shops, multifunctional spaces, and new homes. And it makes use of every last bit of available space.

Even more important than the individual sub-projects is the involvement of the residents. This ensures that the concept answers the true needs, and it encourages the people to undertake further initiatives. Once a sub-project is designed, it is presented to the residents it affects; it may be carried out only with the approval of at least 75 percent of them.

Why have the architects been working for years on this project in a district that most people choose to ignore? Isabel Pocaterra retorts: "If I can't help solve the problems of this multitude – then why am I an architect?"


Holcimawards

[illegible]

**"This project presents an ethically open and ecologically sensible approach to minimizing extreme socioeconomic need. As a globally significant example it impressively shows how living conditions in such districts can be improved through low-cost, sustainable technologies and use of materials. By encouraging the users to participate in the planning and realization of the work, it also promotes local resourcefulness."**

Kaarin Taipale (Finland), visiting professor at several universities in Finland and Sweden, was a member of the jury for the global Holcim Awards 2006.

Group
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates

Participation
□ Cement plant
○ Aggregates

1 Expansion
2 New construction



# Dual product strategy sets new directions

**European economy expanding**

Europe's economy is benefiting from the robust global business climate. All western European countries in which Holcim operates increased their manufacturing output. The continuing upturn in eastern Europe was impressive, with Romania and Bulgaria achieving strong growth rates in the run-up to EU membership.

**Rising consumption of building materials**

Against this gratifying backdrop, orders in the construction sector improved significantly. Spain saw an increase in demand for cement in the structural and civil engineering sectors, as did France, Belgium and the Netherlands. This dynamism was mainly attributable to sustained strong construction activity and rising order volumes in the commercial construction sector. There was also an increase in investment in private and public infrastructure. In the UK, higher subsidies for the construction of social housing and the increase in spending on school and office buildings had a stabilizing effect on demand for construction materials. Construction activity in Switzerland continued at a high level and Germany's construction sector expanded again for the first time after a decade of decline.

Overall, the market environment in eastern and southeastern Europe was characterized by booming construction activity. Our industry benefited from extensive demand for renovation work and new construction projects in the housing sector and from new projects for business centers and industrial facilities. Additional impetus was generated by EU-subsidized transnational motorway construction projects and improvements in the rail network.

**Higher cement sales**

In Group region Europe, cement sales rose by 3.5 percent to 32.9 million tonnes. In Germany, our two Group companies recorded higher delivery volumes, benefiting in particular from higher investment in commercial construction and road building projects. Residential construction also had a positive impact ahead of a rise in VAT rates and the end of tax breaks. Previous-year volumes were also exceeded by our Group company in Switzerland, which benefited from cement-intensive tunnel and road building projects. Cement exports enabled Holcim Italy to compensate for slightly weaker domestic sales. Holcim France Benelux recorded an increase in sales volumes thanks to strong demand for new real estate, as well as to the start of construction work on the new high-speed rail track linking the Rhine and Rhone valleys. The Spanish Group company focused on the higher-margin segment, well aware that this would mean a temporary dip in quantities sold.

| Consolidated key figures Europe | 2006 | 2005 | ±% |
|---|---|---|---|
| Production capacity cement in million t | 46.9 | 47.2 | –0.6 |
| Cement and grinding plants | 40 | 42 | |
| Aggregates plants | 246 | 239 | |
| Ready-mix concrete plants | 510 | 487 | |
| Asphalt plants | 65 | 58 | |
| Sales of cement in million t | 32.9 | 31.8 | +3.5 |
| Sales of mineral components in million t | 2.2 | 1.9 | +15.8 |
| Sales of aggregates in million t | 95.4 | 79.7 | +19.7 |
| Sales of ready-mix concrete in million $m^3$ | 20.0 | 17.6 | +13.6 |
| Sales of asphalt in million t | 6.0 | 4.7 | +27.7 |
| Net sales in million CHF | 8,673 | 7,037 | +23.2 |
| Operating EBITDA in million CHF | 1,966 | 1,605 | +22.5 |
| Operating EBITDA margin in % | 22.7 | 22.8 | |
| Personnel | 22,006 | 20,458 | +7.6 |

All eastern European Group companies increased sales. We achieved the largest percentage volume growth in Serbia, Romania and Bulgaria. Worth noting is the solid capacity utilization achieved by our Volsk and Shurovo cement plants in Russia, translating into a new sales record for Alpha Cement.

**Acquisitions strengthen the aggregates business and the other construction materials and services segment**

Consolidated sales of aggregates increased by 19.7 percent to 95.4 million tonnes, while sales of ready-mix concrete rose by 13.6 percent to 20 million cubic meters. This solid increase is mainly due to the first-time full-year consolidation of the volumes of Aggregate Industries UK and to the acquisition of Foster Yeoman. The latter joined the Group in September 2006 and has attractive quarries and a number of asphalt operations in the UK. Foster Yeoman also has a strategically well positioned network of sales centers for aggregates in important ports along the North Sea and the Baltic.

Amid stable market conditions, Aggregate Industries reported higher sales of aggregates than the previous year and saw an increase in volumes of ready-mix concrete. The positive sales trend was attributable to large-scale deliveries for motorway construction and coastal protection structures in the northwest of England. While Aggregate Industries saw a drop in sales volumes for asphalt, the decline was smaller than for the market as a whole.

Holcim France Benelux recorded a significant increase in deliveries of aggregates and ready-mix concrete. The higher delivery volumes of our German Group companies also had a significant impact on these two product categories. The acquisition of quarries and the strengthening of our presence in the ready-mix concrete segment enabled us to further reinforce our market position in southeastern Europe. We achieved strong volume growth in gravel and ready-mix concrete in Romania and Bulgaria in particular, and in Croatia the aggregates volumes from the new quarry near Zagreb were consolidated for the first time.

**Leader in international cement trading**

Madrid-based Holcim Trading has further strengthened its leading global position in trading in cement, clinker and mineral components and has held up very well in a difficult market environment with rising freight rates and energy costs. Despite the marked decline in US cement imports in the last quarter of 2006, Holcim Trading's trading volume with Group companies and third parties reached 23 million tonnes (2005: 23.6). 2006 saw our trading company advance to become one of the world's leading buyers of petroleum coke, as well as establishing a foothold in the lucrative building materials market of the United Arab Emirates (UAE). Holcim Trading acquired a sizeable minority stake in Abu Dhabi's National Cement Factory. This company is currently building a cement grinding station with an annual capacity of over 2 million tonnes scheduled to come on stream in 2007.

**Significantly higher operating result**

Almost all European Group companies improved their financial results. This positive trend is due not only to higher sales volumes, but also to a generally better price environment. Further progress was also made on improvements in operating efficiency, which enabled us to compensate for the adverse impact of higher energy prices and to further increase our margins.

Holcim Spain and Holcim France Benelux posted good results. Better prices and a strong ready-mix concrete market in Hamburg enabled Holcim Germany to improve its performance. Our Group companies in eastern and southeastern Europe also made substantial progress in results, as did Alpha Cement in Russia.

The first-time full-year inclusion of Aggregate Industries and the 4-month consolidation of Foster Yeoman impacted positively on earnings in Group region Europe. Operating EBITDA increased 22.5 percent to CHF 1,966 million while internal operating EBITDA growth reached 14.9 percent.

**Targeted capacity expansion in growth regions**
In Europe, we strengthened specific areas of our industrial base to accommodate future growth. Extensive cost-cutting and efficiency-boosting programs were a second focal point for investment.

In France, we are building a new grinding station with an annual capacity of 0.6 million tonnes near Rouen. This new plant will enable Holcim France to serve customers directly via the Seine in Paris in addition to the regional market. In Switzerland, work is under way at Eclépens and Siggenthal with a view to expanding existing cement capacity while at the same time reducing energy consumption per tonne of cement. Holcim Spain has taken measures to streamline production, in particular at the Carboneras and Lorca plants. Holcim Germany is expanding the terminal in Brunsbüttel to take advantage of new export opportunities.

In Bulgaria, we comprehensively modernized our Beli Izvor plant in an initial expansion phase and substantially expanded the kiln's capacity. Holcim Bulgaria aims once again to expand plant capacity during 2008, targeting 1.4 million tonnes of cement per year. At our Romanian plant in Campulung, the construction of the country's largest kiln line is also proceeding according to plan. The extra clinker capacity of 0.5 million tonnes will be available from 2008 onward.

**Increasing use of alternative fuels**
There has been a further increase in the use of alternative fuels in Group region Europe. This also underscores our commitment to sustainable development and efforts to conserve natural resources.

In connection with stricter national environmental legislation, Holcim Croatia has received a concession to incinerate old tires at the Koromačno plant. Thanks to new kiln feeding facilities, our plants in Hungary, Serbia, Romania and Bulgaria are increasingly able to use alternative fuels.

At our Belgian plant in Obourg, we shall be commissioning a new handling system for the use of sawdust in the combustion process.

**Composite cements gaining ground**
All Group companies have continued to press ahead with the marketing of composite cements and expanded their ranges.

In Salzgitter, Holcim Germany has more than doubled its processing capacity for the production of composite cements based on granulated blast furnace slag. The new granulation facility allows a reduction in clinker content per tonne of cement, thereby increasing $CO_2$ efficiency. At Holcim France Benelux, the extensive investments of previous years have likewise led to a marked increase in sales of composite cements. Production facilities for composite cements are currently undergoing further expansion both in the port of Dunkirk and at other European sites.

With the takeover of trading company Ash Solutions Ltd., Aggregate Industries has expanded the number of fly ash suppliers and optimized its long-term positioning in this important market segment.

**Further economic growth in Europe**
The western European economy will continue to grow in 2007. However, the pace of increase is set to slow down somewhat in individual areas, which will also impact on the construction sector. Given that we see construction activity remaining solid in eastern and southeastern Europe, we expect sales and results to develop favorably in this Group region.

Group
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates

1 Expansion
2 New construction

# Composite cements promote $CO_2$ efficiency

**Economic growth slowing down in North America**
The economy in the United States achieved a very impressive growth rate of nearly 3 percent in 2006. Given that the second half of the year saw the economy increasingly lose momentum, this positive outcome was mainly thanks to the robust economic situation in the first half of the year. In Canada, regional trends differed quite considerably, but overall expansion continued at an impressive pace.

**Demand for cement still high**
US cement consumption was roughly on a par with the previous year, with imports of clinker and cement even slightly exceeding the previous year.

However, there was a significant change in demand for construction materials in the individual construction sectors. In 2006, growth was increasingly generated by the industrial and commercial construction sectors, with a noticeable increase in projects for the construction of factories, office buildings, hotels and hospitals in particular. There was also an increase in investment prompted by the government's SAFETEA infrastructure program. By contrast, private residential construction – which had previously been the factor driving demand – steadily lost momentum from the early summer of 2006 onward.

Canada's construction sector witnessed expansion mainly in the resource-rich western provinces. The situation in St. Lawrence Cement's principal markets of Quebec and Ontario was more subdued. Here too, the residential construction sector in particular faced a fall-off in demand for construction materials, but nationwide there was an increase in cement consumption.

**Plant capacity well utilized**
In the period under review, sales of Holcim US developed in line with the market as a whole. After a strong first half, cement sales increasingly felt the downturn in the housebuilding sector. Thanks to a rise in demand in other construction sectors, cement deliveries of Holcim US, however, were only down slightly on the previous year at 13.8 million tonnes (2005: 14.2). Sales of GranCem® products, which are based on blast furnace slag, amounted to 0.8 million tonnes.

The biggest volume growth was generated by the markets in the south and southeast of the United States. Sales in the northeast, in the Great Lakes region and along the Mississippi and Missouri rivers underwent a temporary dip. On balance, Texas and Oklahoma also saw cement deliveries decline slightly.

Holcim US expanded its local production and increased volume output at several sites. This led to historic record volumes, while at the same time limiting lower-margin imports of clinker and cement.

| Consolidated key figures North America | 2006 | 2005 | ±% |
|---|---|---|---|
| Production capacity cement in million t | 22.1 | 22.3 | –0.9 |
| Cement and grinding plants | 20 | 20 | |
| Aggregates plants | 113 | 105 | |
| Ready-mix concrete plants | 166 | 140 | |
| Asphalt plants | 53 | 53 | |
| Sales of cement in million t | 17.7 | 18.2 | –2.7 |
| Sales of mineral components in million t | 2.4 | 2.3 | +4.3 |
| Sales of aggregates in million t | 65.1 | 65.0 | +0.2 |
| Sales of ready-mix concrete in million $m^3$ | 7.0 | 6.1 | +14.8 |
| Sales of asphalt in million t | 9.3 | 8.6 | +8.1 |
| Net sales in million CHF | 5,520 | 4,704 | +17.3 |
| Operating EBITDA in million CHF | 1,033 | 928 | +11.3 |
| Operating EBITDA margin in % | 18.7 | 19.7 | |
| Personnel | 11,268 | 10,393 | +8.4 |

The marked increase in output at the Theodore plant in Louisiana meant the rise in demand for cement to rebuild the coastal areas devastated by Hurricane Katrina could be optimally met. In this context, we are pleased to report that in 2006 the Theodore workforce and plant were awarded the prestigious Corporate Citizenship Award of the Council of State Governments. This national award is given to companies which show social commitment at the local level. It was conferred, among other things, in recognition of a fund-raising campaign and the subsequent assistance provided to rebuild the rural health clinic in Bayou Le Batre, which was destroyed by the hurricane.

In Canada, the decline in housebuilding, particularly in the province of Quebec, led to a fall in delivery volumes for St. Lawrence Cement; this was however to some extent offset by a rise in demand in the commercial construction sector, as well as by dam and power plant projects requiring large quantities of cement. In the Province of Ontario, demand for our products was boosted by various investment projects in the energy sector, the construction of the Niagara tunnel and the expansion of the motorway network. Sales of cement were very stable in the US east coast markets served by St. Lawrence Cement. The latter supplied building materials for the new Trans-Hudson passenger terminal and for the foundations of the Freedom Towers in New York.

On balance, consolidated cement deliveries in North America decreased slightly, by 2.7 percent to 17.7 million tonnes.

**Aggregate Industries strengthens market position in Chicago**

Although Aggregate Industries US maintained its market share during the period under review, the company faced a drop in sales volumes – particularly in the northeast and the Great Lakes region – on account of bad weather and the state of the economy. A number of major contracts came to an end in individual areas, including the T-Rex highway system near Denver. By contrast, Aggregate Industries recorded positive sales on the Atlantic Coast. St. Lawrence Cement in Canada saw a market-induced fall-off in sales of aggregates and ready-mix concrete.

In June, Aggregate Industries acquired the Meyer Material Company, a leading supplier of aggregates, ready-mix concrete and concrete paving in the Greater Chicago region. The Meyer Material Company has a very strong market position and will enhance Aggregate Industries' aggregates and related businesses in the USA.

Group region North America saw a rise in volumes thanks to the first full-year consolidation of the deliveries made by Aggregate Industries US and the first-time consolidation of Meyer Material Company from August 2006. Consolidated shipments of aggregates increased by 0.2 percent to 65.1 million tonnes, while deliveries of ready-mix concrete rose by 14.8 percent to 7 million cubic meters.

**Gratifying operating result in North America**

Operating EBITDA for Group region North America once again increased, by a significant 11.3 percent to CHF 1,033 million. Group region North America posted internal operating EBITDA growth of 11.7 percent.

Holcim US once again significantly exceeded its prior-year result. The company was able to adjust its prices twice during the period under review. This led to significantly higher revenues, thereby absorbing the rising cost of energy and cement imports.

On a like-for-like basis, the favorable price environment produced a year-on-year rise in the operating result of Aggregate Industries, despite lower volumes. St. Lawrence Cement once again exceeded its previous-year result. The decline in delivery volumes was more than offset by higher selling prices and an increase in construction services.

**Construction progressing well at the new Ste. Genevieve cement plant**

Construction work at the Ste. Genevieve cement plant on the Mississippi is proceeding according to plan. Having swiftly completed the earth work for the port and the future factory site, Holcim US is now focusing on the task of building the plant facilities. Several silos have already been completed. The plant is scheduled to come on stream in 2009, and with an annual capacity of 4 million tonnes will be the largest in the US.

**New initiatives to increase $CO_2$ efficiency**

Our North American Group companies have systematically pursued the objective of developing environmentally compatible business operations. Particular priority has been given to the use of alternative fuels and raw materials in cement production. In particular, Holcim US is using more petroleum coke. Several cement plants have also been given permission to expand the use of alternative fuels. At its US plant in Hagerstown, St. Lawrence Cement is now also using waste wood to fire its kilns, and the Canadian plant in Joliette is increasingly deploying biomass as a heat source.

Holcim US and St. Lawrence Cement stepped up the use of granulated blast furnace slag, fly ash and limestone in the production of composite cements. Existing processing capacity for granulated blast furnace slag was expanded at the Camden site. In the current financial year, the Canadian plant in Mississauga is due to commission an additional grinding station for granulated blast furnace slag with an annual capacity of 0.4 million tonnes.

Under the brand name Envirocore, Holcim US has launched a new product line with a sustainability focus. This initiative is an integral part of the program to increase environmental efficiency. Among other things, it will help achieve the objective of reducing the proportion of clinker in cement, thereby increasing $CO_2$ efficiency per tonne of cement produced.

All Aggregate Industries production plants were successfully certified to ISO 14001 in spring 2006, which means that all North American Group companies comply with this international standard.

**Stable market trend**

The US will continue to enjoy gratifying levels of construction activity. In the first half of 2007, demand is expected to flatten further in the residential construction sector. We expect growth to be supported by implementation of the US government's multi-year infrastructure plan and a sustained positive trend in the commercial and industrial construction segment. The outlook for the Canadian building sector remains sound. With all North American Group companies preparing programs to cut costs and increase efficiency, Holcim expects this Group region to enjoy stable sales volumes and further solid results.


Group
Cement plant
Grinding plant/Cement terminal
Aggregates
Participation
Cement plant
Grinding plant/Cement terminal
Aggregates
1 Expansion
1

# High capacity utilization boosts operating efficiency

**Economic upturn in Latin America**

Over the past year, Latin America has seen a steady acceleration in economic activity, with another sharp rise in output. Business benefited from the strengthening of the domestic economic situation and a continuing favorable export environment. In particular, significant inflows of funds were generated by high world market prices for oil, key commodities and agricultural products.

All countries in which Holcim has a presence recorded gratifying economic growth, with Argentina and Venezuela once again achieving the highest percentage GDP growth, followed by Panama, Costa Rica and Chile. Mexico and Brazil also saw economic conditions improve in comparison with last year. In many places, the construction sector in particular was the primary driver of this increase.

**Housebuilding and infrastructure projects as the main sources of support for the construction sector**

As 2006 was a presidential election year in Mexico, there was significantly higher public sector investment in road building and in the energy sector. The government also provided additional funds for social development programs, with the main focus on building homes for lower income groups. At the same time, private housebuilding benefited from favorable mortgage interest rates and the high level of remittances sent home by Mexicans living abroad.

In Central America and the Caribbean, the expansion of transport and utility infrastructure and the continuing recovery of the tourist sector favored a higher-than-average rise in the volume of demand for building materials.

Cement consumption was at a high level in Colombia and economic upturns in Venezuela, Ecuador and Brazil also led to rising demand for cement. While growth in Argentina's construction industry was mainly driven by the private sector, more public funds were made available to finance infrastructure projects. Chile's construction industry also made positive progress, although in the final quarter 2006 the expansion was somewhat more moderate than in neighboring countries.

**Robust volumes at Holcim**

Cement deliveries increased in all the markets served by Holcim – markedly so in some cases. On a consolidated basis, deliveries increased by 9.3 percent to 25.9 million tonnes. Shipments of aggregates increased by 8.5 percent to 12.7 million tonnes and sales of ready-mix concrete rose by 16.1 percent to 10.1 million cubic meters.

Holcim Apasco in Mexico increased its sales in all segments, and growth in sales of aggregates and ready-mix concrete was in the double-digit range. Our Group company benefited from brisk domestic demand, as well as selling slightly more cement abroad. The marked increase in deliveries of ready-mix concrete is attributable to large-scale projects such as the expansion of Mexico City's airport or the construction of a new oil refinery on the Gulf of Mexico. Tourist projects in Yucatan also generated additional demand.

| Consolidated key figures Latin America | 2006 | 2005 | ±% |
|---|---|---|---|
| Production capacity cement in million t | 35.3 | 34.9 | +1.1 |
| Cement and grinding plants | 27 | 28 | |
| Aggregates plants | 27 | 28 | |
| Ready-mix concrete plants | 229 | 228 | |
| Sales of cement in million t | 25.9 | 23.7 | +9.3 |
| Sales of aggregates in million t | 12.7 | 11.7 | +8.5 |
| Sales of ready-mix concrete in million $m^3$ | 10.1 | 8.7 | +16.1 |
| Net sales in million CHF | 3,675 | 3,158 | +16.4 |
| Operating EBITDA in million CHF | 1,244 | 1,126 | +10.5 |
| Operating EBITDA margin in % | 33.9 | 35.7 | |
| Personnel | 12,234 | 10,904 | +12.2 |

Domestic shipments of Cemento de El Salvador increased thanks to a rise in the number of road building projects and a nationwide campaign for the use of concrete elements as breakwaters along the coast. Integrating Cemento de El Salvador into the regional Holcim network also meant that crossborder sales could be streamlined. As a result, the El Salvador Group company was able to step up deliveries to the growing building material markets of Belize, Guatemala and Nicaragua. In Costa Rica, growth rates were in the double-digit range in all segments. The Caribbean companies in which Holcim holds stakes also reported impressive sales levels in the order of 3 million tonnes of cement.

In Venezuela, our Group company benefited from large bridge building projects on the Orinoco and from the expansion of the rail network in the north of the country. To optimize supplies to the booming domestic market, the company restricted exports of cement. This led to a slight net decline in shipments. Holcim Colombia made good progress on the back of a further improvement in prices and Holcim Ecuador recorded new record volumes of cement sales. Holcim Brazil also sold more cement and ready-mix concrete in 2006, although price levels remained unsatisfactory. Healthy order books in the residential building sector led to higher volumes, as did shopping center construction work in the Greater São Paulo area and expansion projects for the steel industry in the south of the country. At Minetti in Argentina the generally robust level of construction activity led to higher sales, and Cemento Polpaico in Chile posted rising sales figures in all segments.

**Better operating results**

Operating EBITDA for Group region Latin America increased by 10.5 percent to CHF 1,244 million, posting a 10.4 percent internal operating EBITDA growth. Virtually all Group companies contributed to this higher result. The improved results were mainly attributable to a predominantly good price environment and an increase in delivery volumes of cement and ready-mix concrete.

In the case of Holcim Brazil, cost-cutting programs implemented at all service levels and an increase in sales were not sufficient to compensate for the price erosion in the market. A massive rise in natural gas prices meant that Minetti was unable to match the sound result achieved in 2005, whereas Holcim Colombia and Cemento de El Salvador once again significantly exceeded their previous-year results. The Group company in Costa Rica also made a higher contribution to the improvement in the Group region's result.

**Selective capacity expansion in growth markets**

Expansion projects are in preparation at several plant sites in Group region Latin America.

In Ecuador, the environmental compatibility study for the construction of a third kiln line at the Guayaquil plant was successfully completed. In Argentina, Minetti launched an extensive program for the modernization and expansion of its industrial base, which will include recommissioning a kiln line at the Malagueño plant in 2008 that was closed down during the economic crisis. To increase cost efficiency, Minetti is also building a new grinding station for petroleum coke.

Our strategic partner in Guatemala, Cementos Progreso, in which Holcim holds a 20 percent equity stake, has completed planning work for the construction of a cement factory to the north of the capital. The plant is expected to come on stream at the end of 2009 and will have an annual capacity of 2 million tonnes.

**Growing use of alternative fuels and raw materials**

As part of the drive to increase plant efficiency and optimize cost structures, all Group companies have made further progress in the use of alternative fuels and raw materials.

At several of its production sites, Holcim Apasco has modernized its kiln feeding facilities to increasingly allow drilling cores produced by the oil industry to be put to environmentally friendly use as fuel. There has also been an increase in the burning of petroleum coke. In Ecuador, there has been a substantial increase in the use of waste oil in plants, and Cemento de El Salvador has commissioned a new processing platform for solid recyclable materials. Holcim Costa Rica has set up its own waste disposal company.

At the Guayaquil plant in Ecuador, the replacement of bauxite led to a reduction in the cost of raw materials. In Mexico, Nicaragua, Venezuela and Chile pozzolan was increasingly used in the production of composite cement. The proportion of this type of lower clinker content cement also continued to increase in Brazil and Argentina. With a view to increasing capacity, we have successfully tested industrial scale use of mineral components in the manufacture of cement at the El Ronco and Maya plants in El Salvador.

**Committed to environmental protection**

In 2006, all Group companies implemented projects designed to curb emissions. Dust filtration systems were replaced by state-of-the-art units as planned. Holcim Nicaragua introduced integrated water recycling at its plant, bringing about a sustainable reduction in fresh water consumption. All our Ecuadorian facilities for the production of cement, aggregates and ready-mix concrete have received environmental certification according to ISO 14001.

**Latin America will once again make a significant contribution to the Group result**

In 2007, domestic demand is expected to continue to follow a robust trend in most of the Latin American markets we serve. The construction sector should be stimulated by both housebuilding and infrastructure expansion. In our view, Group region Latin America will again enjoy solid demand for our products, and we expect Group companies to post good operating results.

Group
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates

Participation
△ Grinding plant/Cement terminal

1 Expansion
2 New construction



# Construction sector boosted by demand for housing and infrastructure

**Strong growth in important markets**
In the building materials markets relevant to Holcim in Group region Africa Middle East, the economic environment remained sound in 2006. There were considerable regional differences in growth as business activity was greatly affected by local factors.

The economic situation in South Africa and Morocco remained favorable, and the positive trend also continued in Egypt. After a promising start in the first half of the year, Lebanon suffered from the impact of local hostilities. In West Africa, progress was impeded by political and economic instability, although there was an upturn in demand in some locations. In the Indian Ocean region, the operating environment in Madagascar saw only minimal improvement, whereas economic activity in La Réunion picked up.

**Rising demand for cement**
The regional construction markets benefited from this overall positive scenario. In Morocco, cement consumption was boosted primarily by the accelerated implementation of development programs for the creation of social housing and continuing strong investment in transport and tourist facilities. Additional stimuli were provided by the construction of schools and hospitals.

In Egypt, the general improvement in the domestic economy gave a particular boost to private housebuilding, and more funds were available for infrastructure projects. For example, additional construction materials were required for the expansion of the liquid gas industry and for terminal buildings at Cairo airport. The hostilities in Lebanon nearly stopped all construction activities, but the reconstruction efforts – which are expected to gain momentum over the mid-term – reduced the consumption downturn. In South Africa, demand for building materials once again broke all previous records despite more moderate growth rates. Thanks to robust domestic demand and booming commodity exports, capacity utilization was good in all construction sectors.

**Increase in volumes in all delivery segments**
With the exception of Holcim Lebanon, all Group companies increased their cement sales – in some cases markedly. Consolidated delivery volumes rose 3.4 percent to 15.3 million tonnes, while shipments of aggregates increased by 15.5 percent to 11.2 million tonnes. Thanks to the positive sales situation in all markets, the ready-mix concrete volume improved by 8.7 percent to 2.5 million cubic meters.

| Consolidated key figures Africa Middle East | 2006 | 2005 | ±% |
|---|---|---|---|
| Production capacity cement in million t | 17.7 | 15.3 | +15.7 |
| Cement and grinding plants | 17 | 17 | |
| Aggregates plants | 21 | 21 | |
| Ready-mix concrete plants | 56 | 53 | |
| Sales of cement in million t | 15.3 | 14.8 | +3.4 |
| Sales of mineral components in million t | 0.8 | 0.8 | – |
| Sales of aggregates in million t | 11.2 | 9.7 | +15.5 |
| Sales of ready-mix concrete in million m³ | 2.5 | 2.3 | +8.7 |
| Net sales in million CHF | 2,086 | 1,873 | +11.4 |
| Operating EBITDA in million CHF | 692 | 614 | +12.7 |
| Operating EBITDA margin in % | 33.2 | 32.8 | |
| Personnel | 5,218 | 5,318 | –1.9 |

Holcim Morocco posted a marked increase in deliveries in the cement and ready-mix concrete segments. Thanks to additional capacity in Settat and Nador, the company has improved its supply chain management in the growing cement markets of Casablanca and northern Morocco. Egyptian Cement also expanded its production capacity during the period under review and sold significantly more cement in its domestic market, while exports rose slightly.

In the summer months, shipments of building materials in Lebanon were temporarily brought to a halt by local hostilities. Even so, the Chekka plant in northern Lebanon was able to maintain clinker and cement production virtually without interruption. On balance, Holcim Lebanon recorded a decline in cement deliveries, although demand for repairs and new construction projects led to an increase in ready-mix concrete volumes. Most of the increase in the cement sales of our Group companies in the Indian Ocean region was attributable to La Réunion, where healthy order books in the road building and housing segments also led to a rise in shipments of aggregates and ready-mix concrete.

Holcim South Africa once again increased its sales significantly across all segments. Various measures were taken to optimize the output of the existing facilities and cement was also imported to meet peaks in demand. Holcim South Africa enlarged its quarry capacities and built new ready-mix concrete plants, enabling the Group company to keep up with the development of the market.

**Rising profit contribution**

Operating EBITDA of Group region Africa Middle East rose by 12.7 percent to CHF 692 million. The Group achieved internal operating EBITDA growth of 17.8 percent. Apart from Holcim Lebanon, all Group companies improved their financial results, some of them on a massive scale.

Increases in volumes and a favorable market environment enabled Holcim Morocco and Egyptian Cement in particular to report higher operating results. Holcim South Africa also took advantage of the good market conditions in all segments to achieve further improvement in its financial performance.

The Group companies in the Indian Ocean once again made substantial contributions and the result posted by the West African group of countries also improved.

**Holcim supports Black Economic Empowerment**

In the period under review, Holcim signed a memorandum of understanding with the AfriSam Consortium to dispose of a substantial share of its majority interest in Holcim South Africa.

AfriSam's shareholders will include the employees of Holcim South Africa. The planned transaction will mean that Holcim will be fulfilling government requirements to allow previously disadvantaged minorities to participate in the control of economic enterprises, whilst at the same time providing the company with an excellent platform for future growth. A contract should be signed in the first half of 2007. Until that point, Holcim South Africa will remain part of the Group.

**Capacity expansion in Morocco**

The successful commissioning of the grinding station in Settat (south of Casablanca) marked the end of the first phase in building the new cement plant. The modern and environmentally efficient plant will have an annual capacity of 1.7 million tonnes of cement and is scheduled to come into full operation in the second half of 2007.

**Increased environmental efficiency**

The various measures designed to improve our environmental efficiency focused on the use of alternative fuels and raw materials, as well as on emissions reductions.

Egyptian Cement made increasing use of drilling cores from oil production operations as alternative heat sources for cement production. A new pre-processing platform in the Moroccan city of Casablanca is enabling us to make a key contribution to the environmentally friendly disposal of commercial and industrial waste. In 2006, Holcim South Africa and other Group companies in the region pressed ahead with approval procedures for the use of alternative fuels. In Group region Africa Middle East more alternative raw materials such as pozzolan and fly ash were used to manufacture composite cements.

A number of Group companies made investments aimed at cutting emissions and reducing their environmental impact. Holcim Outre-Mer replaced parts of its filter systems at its Antsirabe plant in Madagascar, and Holcim South Africa did the same at its Dudfield site. Egyptian Cement installed a kiln attachment capable of recycling the clinker dust produced. An integrated sand processing facility was commissioned at Holcim Morocco's Benslimane quarry.

**Positive market outlook for 2007**

During the current year, we expect economic conditions in Group region Africa Middle East to be mostly favorable. In Morocco, domestic demand should remain robust and the Egyptian economy is also expected to maintain its momentum. The reconstruction effort in Lebanon should stimulate further growth. The outlook for South Africa also remains sound, despite the expected transition to a more moderate trend. Factoring out the possible sale of Holcim South Africa, we expect this Group region to see rising sales volumes and better financial results.


Group
Cement plant
Grinding plant/Cement terminal
Aggregates
Participation
Cement plant
Grinding plant/Cement terminal
1 Expansion
2 New construction

# India strengthens Group region Asia Pacific

### Positive economic trend

The economies of most countries in Asia Pacific gained strength in 2006. While growth was particularly pronounced in India, economic performance also picked up in Sri Lanka, Bangladesh and Vietnam. However, in some countries economic activity was temporarily depressed by higher energy prices, rising interest rates and local factors. Political uncertainties affected Thailand and in Indonesia, the trend was also more moderate than expected. The economic recovery in the Philippines continued. In Australia and New Zealand, stable domestic demand and high levels of foreign trade provided a positive environment.

### Robust demand for building materials

Cement consumption rose in virtually all regional Holcim markets. An upturn in public and private housebuilding activity and the expansion of transport and utility infrastructure had a very stimulating effect.

There is a considerable need to modernize in India and meet pent-up demand there. As a result, the Indian subcontinent, in common with China and Vietnam, recorded impressive rates of growth in demand for cement. By contrast, Thailand saw a slight decrease in demand, and infrastructure construction was sluggish in the Philippines despite an improvement in the budget situation. However, orders did at least improve in the private housebuilding and commercial construction sectors. In Indonesia, demand for cement was stagnant despite rising construction volumes in the second half of the year. In Australia and New Zealand, the markets for building materials were stable at a high level.

### India underpinning volume growth

Cement sales in Group region Asia Pacific rose by 90.3 percent to 55 million tonnes. This was mainly due to the first-time consolidation of the new Group companies in India – ACC from February and Gujarat Ambuja Cements from May.

The Indian companies reported excellent business performance thanks to booming demand for building materials. Several other Group companies in the region also increased their cement sales, including Holcim Lanka and Holcim Bangladesh, which sold significantly larger volumes. In the cement segment, Holcim Vietnam focused on high-margin products, while consciously accepting a decline in other categories. As 2006 was the first full year of operation for the ready-mix concrete plant in Cat Lai, the company made gratifying progress in this segment.

The political situation in Thailand led to a decline in investment activity on the part of companies and private households alike, and there were also delays in starting new public-sector projects. However, Siam City Cement compensated for weaker domestic sales by increasing exports of cement and clinker, resulting in a slight net increase in deliveries. By contrast, shipments of ready-mix concrete increased significantly thanks to the excellent market positioning of Siam City Cement in Bangkok and in the industrial areas in the east of the country. At Holcim Philippines, domestic sales were supported by a shipyard expansion project at Hanjin and a new toll road from Subic Bay to the Clark airfield, but export activity was limited by

| Consolidated key figures Asia Pacific | 2006 | 2005 | ±% |
|---|---|---|---|
| Production capacity cement in million t | 75.8 | 40.7 | +86.2 |
| Cement and grinding plants | 48 | 28 | |
| Aggregates plants | 5 | 5 | |
| Ready-mix concrete plants | 101 | 81 | |
| Sales of cement in million t | 55.0 | 28.9 | +90.3 |
| Sales of mineral components in million t | 0.6 | 0.5 | +20.0 |
| Sales of aggregates in million t | 3.2 | 3.2 | – |
| Sales of ready-mix concrete in million $m^3$ | 4.6 | 3.5 | +31.4 |
| Net sales in million CHF | 4,745 | 2,288 | +107.4 |
| Operating EBITDA in million CHF | 1,366 | 570 | +139.6 |
| Operating EBITDA margin in % | 28.8 | 24.9 | |
| Personnel | 37,212 | 12,045 | +208.9 |

the loss of production at the Davao plant. A sluggish domestic market and diminishing export volumes led to a fall in sales for our Indonesian Group company. Cement Australia's volumes were influenced by commercial and infrastructure construction projects. The construction of large-scale wind power plants brought Holcim New Zealand additional orders, enabling the company to match prior-year levels.

In this Group region, shipments of aggregates achieved 3.2 million tonnes. Deliveries of ready-mix concrete increased by 31.4 percent to 4.6 million cubic meters. This marked increase was primarily attributable to the first-time inclusion of our excellently positioned concrete plants located in some of India's key urban centers and to progress in vertical integration in the metropolises of Bangkok, Jakarta and Ho Chi Minh City.

**Expansion of our investments in India**

We continued to pursue our growth strategy in Group region Asia Pacific and achieved some notable expansion in India.

Thanks to our outstanding partnership, in January we were able to acquire a substantial stake in Gujarat Ambuja Cements from the founding families. This company operates mainly in the north and west of the country and currently owns four cement plants and two grinding stations. The largest cement plant in Kodinar also exports cement through its own deep-sea port. With the integration of Ambuja Cement Eastern into Gujarat Ambuja Cements, Holcim's stake in this Group company increased to around 26 percent. As a result of buying additional shares on the stock market, its interest in ACC has since increased to 35 percent.

Under the strategic expansion program, both Group companies have initiated or continued with extensive investment programs aimed at increasing production capacity. This will enable us to satisfy market growth.

At ACC's Bargarh site in the Indian federal state of Orissa, work designed to bring about a substantial increase in production capacity proceeded according to plan. ACC is also expanding clinker production at the Wadi plant in the state of Karnataka and is building two new grinding stations in Bangalore and Bellary. In the states of Himachal Pradesh and Chhattisgarh, Gujarat Ambuja Cements continued as planned with the construction of two new kiln lines and associated clinker grinding stations. Construction project work on three new grinding stations – one near Surat in the state of Gujarat, one near Farakka in West Bengal and the other in Roorkie near Delhi – is at an advanced stage.

As of the end of 2006, Holcim shared in cement capacity totaling 38.2 million tonnes in India. By 2010, this figure will reach over 50 million tonnes.

In China, Huaxin Cement's proposed capital increase through a private placement has not yet received all the necessary approvals. With a stake of 26.1 percent, Holcim remains Huaxin's leading shareholder and shares in a current annual capacity of around 28.5 million tonnes of cement. Holcim still intends to strengthen and further expand its presence in the world's largest cement market.

**Indian Group companies making substantial contribution to results**

Group region Asia Pacific's consolidated operating EBITDA increased by 139.6 percent to CHF 1,366 million, while internal operating EBITDA growth was 5.3 percent. Several Group companies reported improvements in their performance, but the marked rise in operating results was mainly attributable to the first-time consolidation of the Indian companies.

Holcim Lanka and Holcim Bangladesh also made substantially greater contributions to the result of Group region Asia Pacific. Our Group companies in Malaysia, Singapore and the Philippines also improved their financial results compared with the previous year.

Extensive improvements in efficiency and moderate price increases enabled Siam City Cement to compensate for higher energy costs and match the previous year's result in local currency terms. Exchange rate factors produced a slightly higher result in Swiss francs. In Vietnam, lower sales volumes and higher costs coupled with an increase in competitive pressure led to a decline in profits, while in Indonesia the result was depressed by the generally sluggish state of the economy.

In Swiss franc terms, Holcim New Zealand was down on the previous year, while Cement Australia once again exceeded its prior-year operating result.

**Progressing with vertical integration**

Group region Asia Pacific continued its growth strategy along the entire value added chain, specifically expanding the product range in conurbations experiencing rapid urbanization.

Siam City Cement invested in quarry reserves near Bangkok and substantially expanded its ready-mix concrete network. The purchase of additional concrete mixers at Holcim Indonesia helped strengthen relations with customers on East Java.

In India, ACC commissioned new ready-mix concrete plants in Mumbai, Bangalore, Delhi, Pune and Kolkata. Market orientation was also improved with new sales forms, as borne out by the example of Holcim Lanka, which through franchising significantly improved sales in the do-it-yourself construction and small trade segments.

**More alternative energy**

With the approval of the local licensing authorities, our Group companies in India put the technical framework in place for the deployment of alternative fuels and successfully ran tests, in particular at the plant sites in Kymore, Madukkarai, Wadi and Kodinar. Holcim Lanka has commissioned new kiln feeding facilities to incorporate biomass and installed additional shredder capacity. At the Saraburi plant in Thailand, a modular processing platform is under construction which will set new standards in the safe and efficient recycling of waste materials.

All Group companies have also made rapid progress in the use of alternative raw materials. Holcim Philippines now has production capacity for the manufacture of composite cements on stream at all three plants. In addition, synthetic fiber bags used at the packing station in Northern Mindanao have been replaced by paper sacks. Among other raw materials, Siam City Cement uses high-grade limestone and fly ash in its cement grinding operations. The use of bauxite by Garadagh Cement marks a further step towards optimizing the application of raw materials in the production of clinker.

**Growth opportunities intact**

2007 can be expected to see further solid growth in Group region Asia Pacific. With the exception of Thailand, where the construction sector is unlikely to pick up much speed in the first half of the year, demand for building materials should develop positively in all other Group markets. We are expecting strong growth rates in India, and demand for our products should remain robust in Sri Lanka and Vietnam. We are expecting the economic recovery to continue in Indonesia and the Philippines. Taking into account the first full-year consolidation of our Group companies in India, Group region Asia Pacific is expected to generate higher sales volumes and an improvement in operating results.



# Preservation and innovation

**With inventiveness and water power, Luigi Centola and over 150 further project participants are making sure that the cultural heritage of one of the most beautiful places in the world will be preserved. For this work they received the global Holcim Award Silver.**

Amalfi is a highly popular tourist destination in Italy. This small town, which today counts 5,500 residents, was once a marine republic. In the 12th century traders brought to Amalfi lemons and papermaking know-how. From that time on, terraced lemon groves imprinted the landscape and paper drove the economy, as dozens of small paper factories arose along the banks of the Canneto River in the valley behind the town – the "valley of mills".

Today paper is produced in large industrial factories, and the mills of Amalfi are no more than impressive ruins in an abandoned valley. Besides tourism, there is hardly any industry in the region that offers the people jobs and income. Young people move to the cities – Amalfi is threatened with losing its roots. In response the University of Salerno began a few years ago to register the endangered buildings of cultural significance, and designated the ruins of 15 structures in the valley as important historic buildings. It was decided to launch a large pilot project; architect Luigi Centola from Salerno was commissioned to develop the master plan.

Luigi Centola's plan calls for complete revitalization of the valley through modern and sustainable tourism. The master plan comprises 11 sub-projects. From the ruins of



**"Waterpower – Renewal Strategy for the Mulini Valley – Amalfi & Scala, Italy", by Luigi Centola, Salerno, Italy**
Luigi Centola (photo) is an architect, university professor and principal of Centola & Associati in Salerno. As chief author of the master plan for revitalizing Mulini Valley, he coordinated the collaboration with the involved architecture offices and technical consultants from Italy, Spain, Great Britain and the USA. Mariagiovanna Riitano is responsible for project research and documentation. She is professor of economic geography at the University of Salerno. Salerno Province is initiator of the project.



the mills will arise hotels, artists' studios, a museum, a parking garage at the valley entrance, and other buildings. A thousand visitors a day are expected. Calculations show that the rehabilitation of Mulini Valley would create about 500 jobs and thus could bring the exodus to a halt.

All the sub-projects support one overarching idea – restoring the original driving force of the valley, waterpower. The canal system will be rebuilt to provide water and cooling for the buildings. Waterpower will drive innovative hydro-mechanical lifts, cranes, pumps and transport systems – and will be harnessed as a renewable energy source.

Luigi Centola assigned each sub-project to a different architect or office. 150 design professionals in Italy, Spain, Great Britain and the USA worked out the details of the renewal strategy – which includes the conservation of 25 hectares of terraced lemon orchards. "That's a small but important contribution to preserving cultural heritage and maintaining local jobs", says Luigi Centola. "If we lose the lemon orchards, 2,000 small farmers will lose their income. And the Amalfi coast will lose its face."



[illegible]

**"This project expands the functional range of the existing structures while carefully preserving the inherent qualities of the landscape. The fusion of preservation and innovation teaches a valuable lesson that can be applied globally at many scales of design. The design skillfully handles questions of permanence and change, shows great awareness of the evolution of the site, and skillfully integrates modern materials and technologies into historic building fabric."**

Ashok B. Lall (India), professor at the TVB School of Habitat Studies, was a member of the jury for the global Holcim Awards 2006.

# Corporate Governance

Holcim has high standards when it comes to effective corporate governance, so ensuring responsible and transparent company leadership and management geared to long-term success. This is the only way we can meet all the demands of our various stakeholder groups, whether shareholders, customers, employees or the local communities we operate in.

**Managing responsibly**

Corporate governance puts the focus not only on business risks and the company's reputation, but also on corporate social responsibility. It is about promoting corporate fairness, transparency and accountability – not just to shareholders but to all stakeholders. As a responsible enterprise, we recognize the significance of effective corporate governance. In the course of our activities we show respect for society and the environment, communicate in an open and transparent manner and act in accordance with legal, corporate and ethical guidelines. To underline this, a Code of Conduct binding on the entire Group has been added to the mission statement.

A number of aspects merit emphasis: at Holcim the functions of Chairman of the Board of Directors and CEO are separate – a key element in ensuring a balanced relationship between management and control. In addition, with exception of one director, all directors are independent. Furthermore, in 2003, the Group has realized the principle of "one share, one vote" with the introduction of a standard registered share.

The information published below conforms with the Corporate Governance Directive of the SWX Swiss Exchange. An overview of the Regulations Governing Organization and Operations, together with the duties of the Audit Committee and the Governance, Nomination & Compensation Committee, is provided on pages 66 to 69 of this report.

In order to enhance the clarity of this section, reference is made to other parts of the Annual Report and to our website (www.holcim.com).

**Group structure and shareholders**

Holcim Ltd, a holding company operating under the laws of Switzerland for an indefinite period and with its registered office in Rapperswil-Jona (Canton of St. Gallen, Switzerland), has direct and indirect interests in all the companies listed on pages 148 to 150 of the Annual Report.

The management structure as at December 31, 2006 and its changes during 2006 are described in this chapter. The current organizational chart is shown on page 23.

The Group is organized by geographical regions.

To support operational management, senior management was augmented by Corporate Functional Managers in 2005 (see page 71).

To confirm the growing importance and the integration of the aggregates business within the Group, the senior management has been reinforced.

Holcim does not have any mutual cross-holdings in any other listed company, nor were any shareholders' agreements or other agreements regarding voting or holding of Holcim shares concluded.

More detailed information regarding business review, Group structure and shareholders can be found in the following sections of the Annual Report:

| Topic | Page(s) |
|---|---|
| Business review in the individual Group regions | 42–61 |
| Segment information | 116–117 |
| Principal companies | 148–150 |
| Information about listed Group companies | 149 |
| Important shareholders | 164 |

**Capital structure**

A sound financial basis constitutes the precondition for growth in added value. In 2003, the introduction of a single registered share was a prerequisite to comply with international capital market requirements in terms of an open, transparent and modern capital structure and considerably enhanced attractiveness for institutional investors. The share capital of Holcim Ltd is divided into the following categories:

**Share capital**

The share capital is divided into 255,348,625 registered shares of CHF 2 nominal value each. As at December 31, 2006, the nominal, fully paid-in share capital of Holcim Ltd amounted to CHF 510,697,250. At the annual general meeting of May 12, 2006, the nominal share capital was increased from currently CHF 459,851,036 by CHF 42,150,094 to CHF 502,001,130. Furthermore, the nominal share capital of the company has been increased during January 1, 2006 to December 31, 2006 in the amount of CHF 8,696,120 out of conditional capital through the exercise of conversion rights according to Art. 3$^{bis}$ para. 1 of the Articles of Incorporation.

**Conditional share capital**

The share capital may be raised by a nominal amount of CHF 19,319,630 through the issue of a maximum of 9,659,815 fully paid-in registered shares, each with a par value of CHF 2 (as at December 20, 2006). The conditional capital may be used for the exercising of convertible and/or option rights relating to bonds or similar debt instruments of the company or one of its Group companies. In the year under review, conversion rights in the amount of CHF 8,696,120 have been exercised. The respective capital increases and corresponding adaptations of the Articles of Incorporation were carried out on June 28, 2006 in the amount of CHF 3,848,118 and on December 20, 2006 in the amount of CHF 4,848,002, respectively.

**Authorized share capital/Certificates of participation**

As at December 31, 2006, there was neither authorized share capital nor were certificates of participation outstanding.

Additional information on the capital structure:

| Topic | Page(s) |
|---|---|
| Articles of Incorporation Holcim Ltd | www.holcim.com/corporate_governance |
| Code of Conduct | www.holcim.com/corporate_governance |
| Changes in equity | 162 |
| Holcim Ltd | www.holcim.com/equity |
| Detailed information on conditional capital | Articles of Incorporation, Art. 3$^{bis}$ |
| Key data per share | 26–29, 143, 164–165 |
| Rights pertaining to the shares | Articles of Incorporation, Art. 6, 9, 10 |
| Regulations on | 74–75 |
| transferability of shares and nominee registration | Articles of Incorporation, Art. 4, 5 |
| Convertible bonds and warrants/options | 132–134, 141–142 |

**Board of Directors**

The Board of Directors consists of 13 members, 12 of whom are independent within the meaning of the Corporate Governance Swiss Code of Best Practice. According to Art. 15 of the Articles of Incorporation, all directors are shareholders of the company.

In the year under review, at the annual general meeting of May 12, 2006, Lord Norman Fowler and Adrian Loader were newly elected to the Board of Directors.

CEO Markus Akermann is the sole executive member of the Board of Directors. Generally, new directors are thoroughly introduced into the relevant challenges of a cement producer's business.

Please see pages 78 to 81 for the biographical information of the Board members.

The Board of Directors meets as often as business requires, but at least four times each year. In the year under review, five regular meetings, three extraordinary meetings, one strategy meeting and three private meetings (partly without the presence of the executive director) were held. All of the regular meetings were attended by all members of the Board. As a rule, the members of the Executive Committee attended all regular meetings of the Board as guests. The average duration of each meeting was 5.75 hours.

Furthermore, the members of the Board of Directors are being informed monthly about the business matters.

**Board of Directors**

| | |
|---|---|
| Rolf Soiron | Chairman[1] |
| Andreas von Planta | Deputy Chairman |
| Markus Akermann | Member |
| Lord Norman Fowler | Member |
| Erich Hunziker | Member |
| Willy R. Kissling | Member |
| Peter Küpfer | Member[2] |
| Adrian Loader | Member |
| Gilbert J.B. Probst | Member |
| H. Onno Ruding | Member |
| Thomas Schmidheiny | Member |
| Wolfgang Schürer | Member |
| Dieter Spälti | Member |

[1] Governance, Nomination & Compensation Committee Chairman.
[2] Audit Committee Chairman.

**Elections and terms of office of the Board of Directors**

The members of the Board of Directors are appointed for three year terms. Following the introduction of a system of staggered election according to Art. 14 of the company's Articles of Incorporation, members of the Board of Directors may, prior to expiry of their term of office, offer to stand for a further term of three years. Moreover, the election rotation should be determined such that each year the term of office of approximately one third of Board members expires. All elections are carried out by individual balloting. In general, the exercise of service on the Board is possible until the retirement age of 70 years or the total terms of office (4 x 3 years plus additional 3 years according to the motion of the Governance, Nomination & Compensation Committee) is reached.

In 2002, the following expert committees were set up for the first time:

**Audit Committee**

| | |
|---|---|
| Peter Küpfer | Chairman |
| Andreas von Planta | Member |
| H. Onno Ruding | Member |

**Other major Swiss and foreign activities of the Board of Directors outside the Holcim Group as at December 31, 2006**

| Board of Directors | Main activity | Position |
|---|---|---|
| Rolf Soiron | Lonza Group Ltd, Basel* | Chairman of the Board |
| | Nobel Biocare Holding AG, Zurich* | Chairman of the Board |
| Andreas von Planta | Schweizerische National-Versicherungs-Gesellschaft, Basel* | Vice Chairman of the Board (Member of the Audit Committee) |
| | Novartis AG, Basel* | Member of the Board (Member of the Audit & Compliance Committee) |
| Lord Norman Fowler | Electra QMC European Development Capital Fund plc, London (UK)* | Member of the Advisory Council |
| Erich Hunziker | Chugai Pharmaceutical Co Ltd., Tokyo (Japan)* | Member of the Board |
| | Genentech Inc., San Francisco (USA)* | Member of the Board |
| Willy R. Kissling | Kühne + Nagel International AG, Schindellegi* | Member of the Board |
| | Schneider Electric S.A., Paris (France)* | Member of the Board |
| Peter Küpfer | Julius Bär Holding AG, Zurich* | Deputy Chairman of the Board |
| | Metro AG, Düsseldorf (Germany)* | Member of the Supervisory Board |
| | Valora Holding AG, Berne* | Member of the Board |
| Adrian Loader | Deutsche Shell, Hamburg (Germany) | Chairman of the Supervisory Board |
| | Alliance Boots plc, London (UK)* | Member of the Board |
| H. Onno Ruding | Alcan Ltd., Montreal (Canada)* | Member of the Board |
| | Corning Inc., Corning (USA)* | Member of the Board |
| | RTL Group SA, Luxemburg* | Member of the Board |
| Thomas Schmidheiny | Schweizerische Cement-Industrie-Gesellschaft, Rapperswil-Jona | Chairman of the Board |
| | Spectrum Value Management Ltd., Rapperswil-Jona | Chairman of the Board |
| Wolfgang Schürer | Swiss Reinsurance Company, Zurich* | Member of the Swiss Re Advisory Panel |
| Dieter Spälti | Rieter Holding AG, Winterthur* | Member of the Board |
| | Spectrum Value Management Ltd., Rapperswil-Jona | Member of the Board |

* Listed company.

The Audit Committee assists the Board of Directors in conducting its supervisory duties, in particular with respect to internal control systems that are applied within the Group, as well as evaluating the Group's external and internal audits, reviewing the risk management processes and evaluating financing issues. All members are independent and have no material vested interests which prevent them from exercising the required degree of objectivity. In the year under review, four regular meetings of the Audit Committee were held. Three meetings were attended by all members of the committee and at one meeting, one member was excused for his absence. All meetings were also attended by the external auditors and the Internal Audit for certain agenda items. Furthermore, the Chairman of the Board of Directors, the CEO and the CFO attended the meetings of the Audit Committee as well. The average duration of each meeting was five hours. Note was duly taken of the revisions to the International Financial Reporting Standards (IFRS), while a review of the external auditors as well as Group Internal Audit were undertaken, together with an annual evaluation of the Audit Committee. The details of the Audit Committee's Charter may be viewed on our website at www.holcim.com/corporate_governance.

**Governance, Nomination & Compensation Committee**

| | |
|---|---|
| Rolf Soiron | Chairman |
| Erich Hunziker | Member |
| Willy R. Kissling | Member |
| Thomas Schmidheiny | Member |

The Governance, Nomination & Compensation Committee assists the Board of Directors in performing its supervisory duties. In particular, this includes matters relating to succession planning within the senior management and the Board of Directors, as well as financial compensation for the Board of Directors and the senior management. The committee held three regular meetings. All of the meetings were attended by all members of the committee. The meetings of the Governance, Nomination & Compensation Committee were also attended by the CEO as a guest. The average duration of each meeting was 2.5 hours. The Charter of the Governance, Nomination & Compensation Committee may be found on our website at www.holcim.com/corporate_governance.

**Areas of responsibility**

The division of responsibilities between the Board of Directors and the Executive Committee is set out in detail in the company's Regulations Governing Organization and Operations.

The Regulations Governing Organization and Operations were issued by the Board of Directors of Holcim Ltd in accordance with the terms of Art. 716b of the Swiss Code of Obligations and Art. 19 of the company's Articles of Incorporation. They stipulate the organizational structure of the Board of Directors and Executive Committee and govern the tasks and powers conferred on the company's executive bodies. They also regulate the convocation, execution and number of meetings to be held by the Board of Directors and Executive Committee, in addition to the requirements necessary for the passing of resolutions. The Regulations Governing Organization and Operations set out the tasks and responsibilities of the Chairman of the Board of Directors and of the CEO. In the event that the Chairman of the Board of Directors is not in a position to act independently, the Regulations Governing Organization and Operations provide for the election of an Independent Lead Director, such election being confirmed on a yearly basis.

The Board of Directors also has the power to establish specialist committees and, if required, ad-hoc committees for special tasks.

The Executive Committee is responsible for operational management, preparing the business of the Board of Directors and executing the latter's resolutions, in addition to development and implementation of the corporate strategy. The Executive Committee is empowered to issue guidelines with Group-wide significance; furthermore, the Executive Committee is empowered to elect and dismiss Area Managers, Corporate Functional Managers, Function Heads and CEOs of Group companies as well as the members of the Board of Directors and supervisory bodies of the Group companies.

The Executive Committee is authorized to decide about non-recurring investments and disinvestments, follow-up costs of such investments, as well as recurring expenses, additional net debt due to taking out loans, agreeing on credit limits and effecting similar financing transactions up to the amount of CHF 50 million.

The members of the Executive Committee may, in concert with the CEO, delegate their tasks relating to their areas of responsibility by country to Area Managers or functional to Corporate Functional Managers.

The CEO determines together with the Executive Committee, after advice and assessment by the Audit Committee, the final Business Risk Management concept. He assesses the performance of the members of the Executive Committee and after advice and assessment by the Governance, Nomination & Compensation Committee, he determines their objects.

Where there is a direct conflict of interest, the Regulations require each member of the body concerned to voluntarily stand aside prior to discussion of the matter in question.

Members of the corporate bodies are also required to treat as confidential all information and documentation which they may obtain or view in the context of their activities on these bodies and not to make such information available to third parties.

All individuals vested with the power to represent the company shall in principle have dual signing authority.

These Regulations were entered into force on May 24, 2002, and shall be reviewed at least every two years and amended as required. The Regulations were last amended in 2006.

**Business Risk Management is applied throughout the Group**

Holcim can benefit from several years of experience as the first approach to Business Risk Management (BRM) was implemented already in 1999. By now Holcim has embedded an enterprise-wide BRM process in the Group which covers all consolidated Group companies and their relevant business segments.

The major objectives of BRM are to control the Group's overall risk exposure in a systematic way and to support the strategic decision-making process. Therefore the BRM process is closely linked and fully integrated into the Group's strategic management process. All types of risk from market, operations, finance and legal up to the external business environment are considered including compliance and reputational aspects. In the BRM process not only threats but also opportunities are identified.

The Group's risk exposure is assessed in a top-down and a bottom-up view. That means in addition to the operating companies, also the Board of Directors, the Executive Committee, the Area Managers and the Corporate Functional Managers assess periodically the risk situation of the Group.

The BRM process follows a clearly defined straight forward six step approach. In a first step diverse risks are assessed regarding their significance and likelihood. All further steps are then focused only on the major risks. These top risks are then analysed more deeply regarding their drivers through mind mapping technique. To fully complete the assessment of the actual risk profile a more detailed assessment of the impact is done in the third step. In the next steps decisions are made regarding the treatment of the major risks, the accepted target risk profile and the necessary mitigating actions. This is all done in conjunction with the strategic development and business planning process. The last step includes continuous monitoring of the risk and the reporting to corporate functions.

Risk information is stored in a state-of-the-art protected, centralized database which allows instant and secure access for all operating companies throughout the world for effective data management and fast reporting. In the operating companies risk owners and responsibilities for countermeasures are clearly defined. A corporate risk management function is responsible for the organization of the BRM process within the Group. It assures also timeliness and consistency of the reporting on the Group's risk situation, which is done periodically by the Executive Committee to the Board of Directors.

**Internal Audit**

Internal Audit is designed to ensure that processes within the company are conducted swiftly, securely and within the framework of monitoring mechanisms that expose, prevent or minimize inconsistencies and irregularities. This enables the Board of Directors and senior management to achieve strategic goals by means of a forward-looking and value-adding management approach at all levels. For details of support processes, see page 22.

**Transactions with Holcim shares**

In line with the SWX rules on the disclosure of management transactions, procedures for members of the Board of Directors and senior management were introduced on July 1, 2005. The internal rules on reporting duties have been amended accordingly.

In material terms, as from a defined point in time until the disclosure or announcement of market-relevant information or projects, the Board of Directors, senior management and any employees involved are prohibited from effecting transactions with equity securities or other financial instruments of Holcim Ltd, listed Group companies, or potential target companies (lock-up).

**Senior management**

Senior management of Holcim Ltd comprises the CEO, the members of the Executive Committee, the Area Managers and the Corporate Functional Managers. The composition remained unchanged during the year under review. The tasks of senior management are divided into different areas of responsibility in terms of country, division and function, each of these areas being managed by a member of the Executive Committee. Within the scope of their field of responsibility, the members of the Executive Committee may be assisted by Area Managers and Corporate Functional Managers.

**Executive Committee**

During the year under review, the Executive Committee of Holcim Ltd comprised seven members. None of the members of the Executive Committee has further important functions outside the Holcim Group or any other significant commitments of interest.

**Executive Committee**

| | |
|---|---|
| Markus Akermann | CEO |
| Tom Clough | Member |
| Hansueli Heé | Member |
| Paul Hugentobler | Member |
| Thomas Knöpfel | Member |
| Benoît-H. Koch | Member |
| Theophil H. Schlatter | CFO |

Please see pages 82 and 83 for the biographical information of the Executive Committee members. Both, regional and functional responsibility is shown on the organizational chart on page 23.

**Area Management**

The individual members of the Executive Committee are assisted by Area Managers.

**Area Management**

| | |
|---|---|
| Urs Böhlen | Eastern Europe, CIS/Caspian |
| Bill Bolsover | Aggregate Industries |
| Javier de Benito | Mediterranean, Indian Ocean |
| Gérard Letellier | Vietnam, Malaysia, Singapore, Bangladesh |
| Bernard Terver | Andes nations, Central America, Caribbean |

Please see page 84 for the biographical information of the Area Managers.

**Corporate Functional Managers**

The Corporate Functional Managers are responsible for directing important areas of expertise and report to the Executive Committee. To reinforce the importance of the aggregates business within the functional organization, Bill Bolsover, CEO of Aggregate Industries, has assumed responsibility for the new corporate function Aggregates & Construction Materials Services at the beginning of 2006.

| Corporate Functional Managers | |
|---|---|
| Bill Bolsover | Aggregates & Construction Materials Services |
| Jacques Bourgon | Cement Manufacturing Services |
| Beat Fellmann | Deputy CFO |
| Roland Köhler | Strategy & Risk Management |
| Stefan Wolfensberger | Commercial Services |

Please see page 85 for the biographical information of the Corporate Functional Managers.

**Management agreements**

Holcim has no management agreements in place with companies or private individuals outside the Group.

**Compensation, shareholdings and loans**

The financial compensation of the Board of Directors and senior management of Holcim Ltd has been published in this section. The information given relates not only to the corresponding member of the governing body but also to closely related parties.

**Method of determining compensation and shareholding programs**

The members of the Board of Directors receive a fixed fee, consisting of a set remuneration and a shareholding. Those who are also members of the Audit Committee or the Governance, Nomination & Compensation Committee are paid an additional compensation. The Chairman and the Deputy Chairman of the Board of Directors are paid an additional fee.

Senior management of Holcim Ltd includes the Executive Committee as well as the Area Managers and the Corporate Functional Managers. The annual financial compensation of the senior management comprises – depending on the individual's position – a basic salary, a Group bonus and an individual bonus, and is determined annually by the Governance, Nomination & Compensation Committee. The Group bonus depends on the financial results achieved by the Group and is paid in the form of registered shares of the company (subject to a five-year restriction period), and a cash element of around 30 percent. The necessary shares are valued at market price and are either alloted from treasury stock or are purchased from the market. The individual bonus depends on the individual performance and is paid in the form of options on registered shares of the company and a cash element of around 30 percent. The exercise price corresponds with the stock market price at the grant date. The options are restricted for a period of three years following the grant date, and have a maturity period of eight years. The options are valued in accordance with the Black Scholes model. The underlying shares are reserved on the grant date of the options as part of treasury stock or are purchased from the market.

Upon appointment, members of the Executive Committee are granted a single allocation of options on registered shares of the company by the Governance, Nomination & Compensation Committee. A requirement is that the members have been with the Group for five years. The options are restricted for nine years and have a maturity period of twelve years.

The company reserved the underlying shares as part of treasury stock or purchases them from the market. There were no single allotments during the last two years.

Neither shares nor options may be sold or lent until the end of the restriction period.

**Compensation for the Board of Directors**

In financial year 2006, the twelve non-executive members of the Board of Directors of Holcim Ltd received an overall compensation amounting to CHF 2.1 million. Besides fees and additional remunerations to the Chairman and Deputy Chairman of the Board of Directors and to the members of the Audit Committee or the Governance, Nomination & Compensation Committee, this amount also includes payments to pension funds for the Chairman of the Board of Directors. In compliance with the Corporate Governance Directive, this amount does not include the value of the 7,404 registered shares of Holcim Ltd that were granted.

At the annual general meeting of May 12, 2006, Lord Norman Fowler and Adrian Loader were elected new members of the Board of Directors of Holcim Ltd.

Compensation for the member of the Board of Directors who received the highest compensation of all members of the Board of Directors amounted to CHF 2,562,000.– in cash. This amount also includes payments made to pension funds. As Group bonus in financial year 2006, he was granted an additional 8,616 shares with a value of CHF 1,039,000.– and as individual bonus 14,443 share options with a value of CHF 473,000.–. The shares were valued based on the average share price January 1 to February 20, 2007. The value of the options was determined using the Black Scholes model at the grant date.

**Compensation for senior management**

The sixteen members of senior management received a compensation of CHF 18.9 million in financial year 2006. This amount includes the basic salary, any additional fees and remunerations, as well as a cash element related to Group and individual bonuses, and payments made to pension funds. In accordance with the Corporate Governance Directive, this amount does not include the value of the 45,709 registered shares of Holcim Ltd that were granted as Group bonuses or the share options of 49,674 granted as individual bonuses.

**Compensation for former members of governing bodies**

In the year 2006, an amount of CHF 276,062.– was paid to three former members of governing bodies.

**Shares and options owned by the Board of Directors**

At the end of 2006, non-executive members of the Board of Directors held a total of 53,763,643 registered shares in Holcim Ltd. These numbers comprised privately acquired shares and those allocated under profit-sharing and compensation schemes. Non-executive members of the Board of Directors did not receive any options from compensation and profit-sharing schemes, but held at the end of 2006 18,185 share options from prior executive function.

**Shares and options owned by senior management**

As at December 31, 2006, the executive member of the Board of Directors and members of senior management held a total of 237,408 registered shares in Holcim Ltd. This figure includes both privately acquired shares and those allocated under the Group's profit-sharing and compensation schemes. Furthermore, at the end of 2006, senior management held 478,434 share options; these arise as a result of the compensation and profit-sharing schemes of various years. Options are issued solely on registered shares of Holcim Ltd.

Movements in the number of share options outstanding held by the Board of Directors and senior management are as follows:

| | Number[1] 2006 | Number[1] 2005 |
|---|---|---|
| **January 1** | **499,571** | **526,436** |
| Decrease due to retirements | 0 | (72,568) |
| Granted and vested (individual bonus) | 58,573 | 63,888 |
| Granted and vested (single allotment) | 0 | 0 |
| Forfeited | 0 | 0 |
| Exercised | (61,525) | (18,185) |
| Lapsed | 0 | 0 |
| **December 31** | **496,619** | **499,571** |
| Of which exercisable at the end of the year | 89,760 | 72,740 |

The following overview provides information about the grant date, expiry date and exercise price of the options held by the Board of Directors and senior management:

| Option grant date | Expiry date | Exercise price[1] | Number[1] |
|---|---|---|---|
| 2000 | 2008 | CHF 68.38 | 5,775 |
| 2001 | 2009 | CHF 65.74 | 6,600 |
| 2002 | 2010 | CHF 74.41 | 23,240 |
| 2002 | 2014 | CHF 68.91 | 167,750 |
| 2003 | 2011 | CHF 35.61 | 54,145 |
| 2003 | 2015 | CHF 68.91[2] | 33,550 |
| 2004 | 2012 | CHF 65.11 | 49,548 |
| 2004 | 2016 | CHF 68.91[2] | 33,550 |
| 2005 | 2013 | CHF 76.30 | 63,888 |
| 2006 | 2014 | CHF 102.45 | 58,573 |
| **Total** | | | **496,619** |

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Valued according to the single allocation in 2002.

**Additional fees and remunerations**

In financial year 2006, no significant fees for additional services rendered to Group companies were paid to members of the Board of Directors or senior management.

**Loans granted to governing bodies**

As at December 31, 2006, there were loans outstanding, which were granted to five members of senior management. There were no loans to members of the Board of Directors outstanding. The outstanding amounts and respective terms are disclosed in the table shown on page 147.

**Shareholders' participation**

The information below comprises excerpts from the Articles of Incorporation of Holcim Ltd. The full version of the Articles of Incorporation can be retrieved at www.holcim.com/corporate_governance.

**Voting rights and representation restrictions**

All holders of registered shares who are entered as shareholders with voting rights in the share register at the date communicated in the invitation to the annual general meeting (approximately one week prior to the annual general meeting) are entitled to participate in, and vote at, general meetings. Shares held by trusts and shares for which no declaration has been made in the context of the regulations of the Board of Directors governing the entry of shareholders in the share register of Holcim Ltd are entered in the share register as having no voting rights. Shareholders not participating in person in the annual general meeting may be represented by another shareholder, by the bank, by the company as representative of the governing body or by the independent voting rights representative. Voting rights are not subject to any restrictions. Each share carries one vote.

**Statutory quorums**

The annual general meeting of shareholders normally constitutes a quorum, without taking account of the number of shares represented or shareholders present. In order to pass resolutions, an overall majority of the votes represented is required, subject to the provisions of Art. 704 para. 1 of the Swiss Code of Obligations. In such cases, resolutions may only be passed with a two-thirds majority of the votes represented.

According to Art. 10 para. 2 of the Articles of Incorporation and in addition to Art. 704 para. 1, the approval of at least two-thirds of the votes represented and the absolute majority of the par value of shares represented shall be required for resolutions of the annual general meeting of shareholders with respect to the removal of the restrictions set forth in Art. 5 of the Articles of Incorporation (entries in the share register), the removal of the mandatory bid rule (Art. 22 para. 3 of the Stock Exchange Act), the removal or amendment of this para. 2 of Art. 10 of the Articles of Incorporation.

The chair of the meeting may also have votes and elections conducted electronically. Electronic votes and elections are deemed equivalent to secret votes and elections.

**Convocation of the general meeting and agenda rules**

The ordinary general meeting of shareholders takes place each year, at the latest six months following the conclusion of the financial year. It is convened by the Board of Directors, whereby invitations are published at least twenty days prior to the meeting and in which details are given of the agenda and items submitted. Shareholders representing shares with a par value of at least one million Swiss francs may request the addition of a particular item for discussion. A corresponding application must be submitted in writing to the Board of Directors at least forty days prior to the annual general meeting. Such application should indicate the items to be submitted. The invitations as well as the minutes of the general meetings shall be published on www.holcim.com/AGM2007.

**Entries in the share register**

The company maintains a share register for registered shares in which the names and addresses of owners and beneficiaries are entered. Only those included in the share register are deemed shareholders or beneficial owners of the registered shares.

Upon request, purchasers of registered shares shall be included in the share register as shareholders with voting rights if they expressly declare that they have acquired the shares in their own name and for their own account. The Board of Directors shall enter in the share register as having voting rights those persons who have not expressly declared in their application for registration that the shares are held for their own account (nominees). However, this only applies if the nominee has reached an agreement with the company regarding this position and is subject to a recognized banking or financial markets supervisory authority.

The share register is closed approximately one week prior to the date of the annual general meeting (the exact date will be communicated in the invitation to the annual general meeting). Shareholders' participation and rights of protection are furthermore governed by the Swiss Code of Obligations.

**Changes of control and defense measures**

The Articles of Incorporation contain no waiver of the duty to make a public offer under the terms of Art. 32 and 52 of the Swiss Stock Exchange Act ("opting out"). The result is that a shareholder who directly, indirectly or in concert with third parties acquires shares in the company and, together with the shares he already possesses, thereby exceeds the 33⅓ percent threshold of voting rights in the company must make an offer for all listed shares of the company.

There are no clauses relating to changes of control.

**Auditors**

As part of their auditing activity, the statutory and Group auditors inform the Audit Committee and the Executive Committee regularly about their findings and about proposals for improvement. The Audit Committee assesses the external auditors and monitors the results of the audit. In 2006, the auditors participated in four meetings of the Audit Committee to discuss individual agenda items.

Ernst & Young Ltd, Zurich, were appointed in 2002 as statutory and Group auditors to Holcim Ltd. Ernst & Young partners Christoph Dolensky (since 2004) and Jan A. Birgerson (since 2005) are the lead auditors for this mandate. The statutory and Group auditors are in each case elected for a one-year term by the annual general meeting.

The following fees were charged for professional services rendered by Ernst & Young in 2006 and 2005:

| Million CHF | 2006 | 2005 |
|---|---|---|
| Audit services[1] | 11.0 | 8.6 |
| Audit-related services[2] | 0.9 | 1.0 |
| Tax services | 1.2 | 0.5 |
| Other services[3] | 0.6 | 0.2 |
| **Total** | **13.7** | **10.3** |

[1] This amount includes the fees for the individual audits of Group companies carried out by Ernst & Young as well as their fees for auditing the Group financial statements.
[2] Audit-related services comprise, among other things, amounts for due diligences, comfort letters, accounting advice, information systems reviews and reviews on internal controls.
[3] Other services include, among other things, amounts for accounting, actuarial and legal advisory services.

**Information policy**

Holcim Ltd reports to shareholders, the capital market, employees and the public at large in an open, transparent and timely manner concerning its corporate performance and progress regarding sustainability targets. We nurture an open dialogue with our stakeholders, based on mutual respect and trust. This enables us to promote an understanding of our objectives, strategy and business activities, and ensure a high degree of awareness about our company.

The most important information tools are the annual and quarterly reports, the website (www.holcim.com), media releases, press conferences on the annual results and third quarter, meetings for financial analysts and investors as well as the annual general meeting.

Our commitment to sustainable development is described on pages 32 to 35 of this Annual Report. Current information relating to sustainable development is available at www.holcim.com/sustainable. In 2006, Holcim Ltd has published its third sustainability report.

As a listed company, Holcim Ltd is committed to disclose facts that may materially affect the share price (ad-hoc disclosure, Art. 72 of the listing rules). Accordingly, the management transactions were published on the website of the SWX (www.swx.com) from July 1, 2005 on.

The financial reporting calendar is shown on page 29 of this Annual Report.

Should you have any specific queries regarding Holcim, please contact:

Corporate Communications, Roland Walker
Phone +41 58 858 87 10, Fax +41 58 858 87 19
communications@holcim.com

Investor Relations, Bernhard A. Fuchs
Phone +41 58 858 87 87, Fax +41 58 858 80 09
investor.relations@holcim.com

Good corporate governance leads to enhanced management quality, an intensive dialogue between key stakeholder groups and an improvement in the company's performance.
It enables us to strengthen confidence in the Group and create value on a sustainable basis.
Complying with international best practice is a matter of course for us.

# Board of Directors



**Rolf Soiron**, Swiss national, born January 31, 1945, Chairman of the Board of Directors since 2003, elected until 2007, Chairman of the Governance, Nomination & Compensation Committee. He studied history at the University of Basel, where he obtained a PhD in philosophy in 1972. He began his professional career in 1970 with the Sandoz group, Basel, where he held various positions, ultimately as COO of Sandoz Pharma AG with the responsibility for the global pharmaceuticals business. From 1993 until the end of June 2003, Rolf Soiron managed the Jungbunzlauer group in Basel (leading international manufacturer of citric acid and related products), ultimately as Managing Director. From 1996 until March 2005, he was – on a part-time role – Chairman of the University of Basel. In early 2003, he was appointed Chairman of the Board of Directors of Nobel Biocare. In April 2005, he was appointed Chairman of the Board of Directors of Lonza Group Ltd, Basel. He was elected to the Board of Directors of Holcim Ltd in 1994.



**Andreas von Planta**, Swiss national, born July 11, 1955, Deputy Chairman of the Board of Directors since May 2005, elected until 2008, member of the Audit Committee. He studied law at the Universities of Basel (doctorate, 1981) and Columbia, New York (LL.M., 1983). He began his professional career in 1983 with Lenz & Staehelin, an international law firm based in Geneva. In 1988, he became partner and was from 2002 until the end of 2005 Managing Partner. He has a wealth of experience in corporate law, business financing, mergers & acquisitions and arbitration law. He was elected to the Board of Directors of Holcim Ltd in 2003.



**Markus Akermann**, Swiss national, born January 25, 1947, CEO, member of the Board of Directors, elected until 2007. He obtained a degree in business economics from the University of St. Gallen in 1973 and studied economic and social sciences at the University of Sheffield, UK. He began his professional career in 1975 with the former Swiss Bank Corporation. In 1978, he moved to Holcim, where he was active in a number of roles including Area Manager for Latin America and Holcim Trading. In 1993, he was appointed to the Executive Committee, with responsibility for Latin America and international trading activities. On January 1, 2002, he was appointed CEO and at the annual general meeting in 2002, he was elected to the Board of Directors of Holcim Ltd. Mexico remains under his direct responsibility.



**Lord Norman Fowler**, British national, born February 2, 1938, member of the Board of Directors, elected until 2009. Lord Fowler attended Trinity Hall College in Cambridge. He worked as a journalist at "The Times". From 1970 to 2001, he was a member of the British parliament. During this time, he held a number of ministerial posts and was a member of Margaret Thatcher's Cabinet (1979–1990) when he was, in turn, Transport Secretary, Social Services Secretary and Employment Secretary. Before he became Chairman of Aggregate Industries in 2000, he had been a non-executive director of Bardon group and then of Aggregate Industries upon its creation in 1997. In 2001, he was made a life peer. He has also been Chairman of the British regional newspaper groups Midland Independent Newspaper and Regional Independent Media and a Board member of a number of other UK companies. He was elected to the Board of Directors of Holcim Ltd in 2006.

**Erich Hunziker**, Swiss national, born September 15, 1953, member of the Board of Directors, elected until 2008, member of the Governance, Nomination & Compensation Committee. He studied industrial engineering at the ETH Zurich, obtaining a PhD in 1983. In the same year, he joined Corange AG (holding company for the Boehringer Mannheim group), where he was appointed CFO in 1997 and among other things managed a project handling the financial aspects of the sale of the Corange group to F. Hoffmann-La Roche AG. From 1998 until 2001, he was CEO at the Diethelm group and Diethelm Keller Holding AG. Since 2001, he has served as CFO of F. Hoffmann-La Roche AG and is a member of the Executive Committee. In 2005, he was appointed as Deputy Head of Roche's Corporate Executive Committee, in addition to his function as Chief Financial Officer. Since 2004, he is a member of the Board of Genentech Inc., USA. In 2006, he was elected to the Board of Directors of Chugai Pharmaceutical Co Ltd., Japan. He was elected to the Board of Directors of Holcim Ltd in 1998.



**Willy R. Kissling**, Swiss national, born May 26, 1944, member of the Board of Directors, elected until 2008, member of the Governance, Nomination & Compensation Committee. He obtained a doctorate in management sciences at the University of Berne, complementing his studies at the Harvard Business School, Cambridge, USA. He began his professional career in 1970 at Amiantus Corporation, moving to Intergips in 1978, where he was ultimately appointed CEO. From 1987 until 1996, he served as CEO and Managing Director at Landis & Gyr AG. From 1998 to 2005, he was Chairman and until 2002 CEO of Unaxis Holding Corporation (now OC Oerlikon Corporation). Furthermore, he was appointed to the Board of Directors of Schneider Electric S.A., France, in 2001, and of Kühne + Nagel International AG in 2003. He was appointed to the Board of Directors of Holcim Ltd in 1997.



**Peter Küpfer**, Swiss national, born January 17, 1944, member of the Board of Directors, elected until 2007, Chairman of the Audit Committee. As a Swiss Certified Accountant, he began his career with Revisuisse Price-waterhouse AG in Basel and Zurich, where he became a member of management. From 1985 until 1989, he was CFO at Financière Credit Suisse First Boston and CS First Boston, New York; from 1989 until 1996, he was at CS Holding, Zurich, as a member of the Executive Board. He has been an independent business consultant since 1997. He was elected to the Board of Directors of Holcim Ltd in 2002.



**Adrian Loader**, British national, born June 3, 1948, member of the Board of Directors, elected until 2009. Adrian Loader holds an Honours Degree in History of Cambridge University and is a Fellow of the Chartered Institute of Personnel and Development. He began his professional career at Bowater in 1969 and joined Shell the following year. Until 1998, he held various management positions in Latin America, Asia, Europe and on corporate level. In 1998, he was appointed President of Shell Europe Oil Products and became Director for Strategic Planning, Sustainable Development and External Affairs in 2004. Since 2005, he is Director of the Strategy and Business Development Directorate of Royal Dutch Shell. He was elected to the Board of Directors of Holcim Ltd in 2006.





**Gilbert J.B. Probst**, Swiss national, born September 17, 1950, member of the Board of Directors, elected until 2008. He obtained his PhD in 1981 at the University of St. Gallen. From 1984 until 1987, he was Deputy Director and Head of Research at the Institute of Management and, at the same time, he was a lecturer in organizational behavior and management at the University of St. Gallen. Since 1987, he has been a Professor of Organization and Management and Director of the MBA program at the University of Geneva, as well as a member of the Board of SKU (Swiss training programs for senior executives). He is also a founder of the Geneva Knowledge Forum and CORE (Center for Organizational Excellence at the University of St. Gallen). Since 2007, he is also a Managing Director and Dean of Global Leadership Fellows Programme at the World Economic Forum. He was elected to the Board of Directors of Holcim Ltd in 1999.



**H. Onno Ruding**, Dutch national, born August 15, 1939, member of the Board of Directors, elected until 2007, member of the Audit Committee. He studied economics at the Netherlands School of Economics (now Erasmus University) in Rotterdam (master in 1964, doctorate in 1969). He worked at the Ministry of Finance, The Hague (1965–1970), AMRO Bank, Amsterdam (1971–1976) and, later, as a member of the Board of Managing Directors of AMRO (1981–1982). He was elected to the Executive Board of the International Monetary Fund in Washington, D.C. in 1976 and served four years. In 1982, he became the Minister of Finance in The Netherlands until the end of 1989. He became Director of Citibank in 1990 and was from 1992 until his retirement in 2003 Vice Chairman and Director of Citibank in New York. He is also Chairman of the Board of the Centre for European Policy Studies (CEPS) in Brussels. He was elected to the Board of Directors of Holcim Ltd in 2004.



**Thomas Schmidheiny**, Swiss national, born December 17, 1945, member of the Board of Directors, elected until 2009, member of the Governance, Nomination & Compensation Committee. He studied mechanical engineering at the ETH Zurich and complemented his studies with an MBA from the IMD Lausanne (1972). In 1999, he was awarded an honorary doctorate for his services in the field of sustainable development from Tufts University, Massachusetts, USA. He began his career in 1970 as Technical Director with Cementos Apasco and was appointed to the Executive Committee of Holcim in 1976, where he held the office of Chairman from 1978 until 2001. He was appointed to the Board of Directors of Holcim Ltd in 1978 and became Chairman of the Board in 1984 until 2003.



**Wolfgang Schürer**, Swiss national, born September 14, 1946, member of the Board of Directors, elected until 2009. He studied economic and social sciences at the University of St. Gallen, where he was awarded an honorary doctorate in 1999. He is Chairman of the Board of Directors and CEO of MS Management Service AG, St. Gallen (international consultancy firm focusing on strategy and risk evaluation of foreign engagements for multinational firms in Europe, North America, the Middle East and Asia as well as mandates in the international regulatory environment). He is also Distinguished Professor in the Practice of International Business Diplomacy at Georgetown University, School of Foreign Service, Washington, D.C. and a regular visiting Professor for Public Affairs at the University of St. Gallen. Moreover, he is a member of the Curatorium and special representative of The Hague Academy of International Law and a founder of the International Management Symposium at the University of St. Gallen. Since 2006, he serves as a member of Swiss Re's Advisory Panel. He was elected to the Board of Directors of Holcim Ltd in 1997.



**Dieter Spälti**, Swiss national, born February 27, 1961, member of the Board of Directors, elected until 2009. He studied law at the University of Zurich, obtaining a doctorate in 1989. He began his professional career as a credit officer with Bank of New York in New York, before taking up an appointment as CFO of Tyrolit (Swarovski group), based in Innsbruck and Zurich, in 1991. From 1993 until 2001, he was with McKinsey & Company, ultimately as a partner, and was involved in numerous projects with industrial, financial and technology firms in Europe, the US and Southeast Asia. In October 2002, he joined as Managing Partner Rapperswil-Jona-based Spectrum Value Management Ltd., which administers the industrial and private investments of the family of Thomas Schmidheiny. He was elected to the Board of Directors of Holcim Ltd in 2003.

# Executive Committee



**Markus Akermann**, please refer to the section Board of Directors on page 78 for his biographical information.



**Tom Clough**, British national, born October 25, 1947. Tom Clough has a Bachelor's degree in Mining Engineering from the University of Leeds. Following three years working as a mining engineer, he joined Imperial Chemical Industries (ICI) in 1974. From 1988 to 1994, he worked for global minerals and specialty chemicals group ECC International. In 1997, after some years as an independent consultant, he joined Holcim and assumed diverse management tasks in Asia. He was appointed CEO of Holcim's Philippine Group company in 1998 and, following Holcim's entry into the Indonesian market in 2001, Chief Executive of Jakarta-based PT Holcim Indonesia Tbk. He joined the Holcim Executive Committee in 2004, with responsibility for East Asia including the Philippines and Oceania, as well as South and East Africa.



**Hansueli Heé**, Swiss national, born May 26, 1948. Hansueli Heé completed his graduate and doctorate studies at the ETH Zurich and in 1987 acquired an MBA from the IMD Lausanne. From 1979 until 1986, he occupied various positions within the Holcim Group, including Plant Manager and Head of Production at Holcim Group companies in Brazil, Mexico and Venezuela. From 1994 until 1998, he served as Director and Area Manager at Holcim Ltd. Hansueli Heé played a key role in expanding Holcim's position in Central and Eastern Europe. He has been a member of the Executive Committee since 1998 and is currently responsible for Europe excluding Iberian Peninsula, UK and Norway.



**Paul Hugentobler**, Swiss national, born February 14, 1949. Paul Hugentobler has a degree in civil engineering from the ETH Zurich and a degree in economic science from the University of St. Gallen. He joined what is now Holcim Group Support Ltd in 1980 as Project Manager and in 1994 was appointed Area Manager for Holcim Ltd. From 1999 until 2000, he also served as CEO of Siam City Cement, headquartered in Bangkok, Thailand. He has been a member of the Executive Committee since January 1, 2002 with the responsibility for South Asia and ASEAN excluding the Philippines.

**Thomas Knöpfel**, Swiss national, born February 10, 1951. Thomas Knöpfel obtained a doctorate in law from the University of Zurich in 1982. He also holds a Master of Law degree in US business and financial law and is a licensed attorney. In 1986, he joined the former Union Bank of Switzerland, before beginning his career with Holcim in 1988. After a period as member of the senior management of Holcim (España), S.A. and from 1995 as CEO of Holcim (Colombia) S.A., he was in 1999 appointed Area Manager with responsibility for various Group companies in Latin America. Since January 1, 2003, he has been a member of the Executive Committee, with responsibility for Group region Latin America excluding Mexico.



**Benoît-H. Koch**, French and Brazilian national, born March 24, 1953. Benoît-H. Koch completed his education as an engineer at the ETH Zurich. He joined Holcim in 1977, occupying various positions at Group companies in Belgium, Brazil, France and Switzerland until 1992. He has been a member of the Executive Committee since 1992 and is currently responsible for North America, UK and Norway, the Mediterranean including Iberian Peninsula and International Trade as well as Aggregates & Construction Materials.



**Theophil H. Schlatter**, Swiss national, born January 7, 1951. Theophil Schlatter graduated in business economics at the University of St. Gallen and is a Swiss Certified Accountant. He began his career as a public accountant at STG Coopers & Lybrand. After six years, he moved to Holcim Group Support Ltd, where he was active for a further six years in Corporate Controlling. From 1991 until 1995, he was Head of Finance and a member of the Executive Committee of Sihl Papier AG. He then served as CFO and a member of the Management Committee of Holcim Switzerland for two years. He has been CFO and a member of the Executive Committee of Holcim Ltd since 1997.



# Area Management



**Urs Böhlen**, Swiss national, born June 7, 1950. Urs Böhlen studied business administration at the University of Berne, graduating in 1977, and complemented his education at the Stanford Business School in 1991. From 1977 to 1979, he served as Project Manager in the accounts division at Union Bank of Switzerland. From 1980 until 1985, he was Head of Controlling at Autophon AG. He joined Holcim in 1985; after holding various positions, he was entrusted with overall management of the former Cementfabrik "Holderbank" at Rekingen in 1989. From 1992 until 1998, he served as CEO of Holcim Switzerland. Since 1998, he has been Area Manager and is currently responsible for Eastern Europe and the CIS/Caspian region.



**Bill Bolsover**, British national, born August 10, 1950. Following a career with Tarmac which spanned more than 25 years, resulting in a Main Board position. Bill Bolsover joined Aggregate Industries in 2000 onto the Main Board and was made Chief Operating Officer with responsibility for US and UK operations in July 2003. As of January 1, 2006, he has been appointed CEO of Aggregate Industries and Area Manager of Holcim Ltd. In addition to his line responsibilities, he is in charge of the corporate function Aggregates & Construction Materials Services.



**Javier de Benito**, Spanish national, born June 24, 1958. Javier de Benito studied economic science at the Autonomous University of Madrid and undertook further studies at the Harvard Business School. After a number of years of professional experience in the finance department of an international steel trading company and as a specialist for finance projects with a Spanish export promotion company, he joined Holcim Trading in 1988. Along with responsibility for controlling at the subsidiary companies and for business development, he took on the position of Deputy General Manager in 1992, with responsibility for the trading division. On April 1, 2003, he was appointed Area Manager for the Mediterranean and Indian Ocean.



**Gérard Letellier**, French national, born January 6, 1953. Gérard Letellier, a graduate of the Business & Administration School of the University of Reims, began his career in 1977 in the marketing unit at Holcim France, ultimately moving up to the position of senior management member responsible for cement sales. From 1998 to 2001, he was CEO of Holcim Vietnam and, from 2002, much of his work in his capacity as Deputy Area Manager of Holcim Ltd was devoted to the expansion of our presence in China. Effective January 1, 2005, Gérard Letellier has been appointed Area Manager. He is responsible for Vietnam, Malaysia, Singapore and Bangladesh.



**Bernard Terver**, French national, born April 2, 1952. Bernard Terver concluded his studies at the Ecole Polytechnique in Paris in 1976. After beginning his career in the steel industry, he moved in 1977 to French cement manufacturer CEDEST, which was later merged with Holcim (France Benelux) S.A. In May 1999, Bernard Terver was appointed CEO of Holcim (Colombia) S.A. and, since 2000, he has also been CEO of Holcim (Venezuela) C.A. following the creation of a business cluster. On January 1, 2003, he was appointed Area Manager for the Andes nations, Central America and the Caribbean.

# Corporate Functional Managers

**Bill Bolsover**, please refer to the section Area Management on page 84 for his biographical information.



**Jacques Bourgon**, French national, born August 5, 1958. Jacques Bourgon, a graduate in mechanical engineering of the Ecole Catholique d'Arts et Métiers, Lyon, and a postgraduate of Harvard Business School, joined Holcim in 1990. In 1992, he was appointed Plant Manager of the Tecomán plant and from 1996 to 2001 was responsible for cement operations as member of the Holcim Apasco senior management. He has been Head of the Corporate Engineering service function since mid-2001 and has been promoted to Corporate Cement Manufacturing Services Manager as of January 1, 2005, taking over responsibility for Cement Manufacturing Services effective July 1, 2005.



**Beat Fellmann**, Swiss national, born August 31, 1964. Beat Fellmann graduated in business economics at the University of St. Gallen and is a Swiss Certified Accountant. He started his career with an international industrial group in the Internal Audit department, became assistant to the CEO and Chairman and worked finally as a specialist in finance projects. Beat Fellmann joined Holcim in 1998 as Head of Financial Holdings. Reporting directly to the CFO, his duties include responsibility for Financial Holdings, Group Tax, Holcim Group Support IT Service Center and Holcim Group Support Accounting & Controlling. On January 1, 2005, Beat Fellmann was promoted to Deputy CFO.



**Roland Köhler**, Swiss national, born December 13, 1953. Roland Köhler, a graduate in business administration from the University of Zurich, joined building materials group Hunziker (Switzerland) in 1988 as Head of Finance and Administration and has transferred to Holcim as a management consultant in 1994. From 1995 to 1998, he was Head of Corporate Controlling and from 1999 to end 2001 Head of Business Risk Management. Since 2002, he has headed Corporate Strategy & Risk Management. Effective January 1, 2005, Roland Köhler has been promoted to Corporate Strategy & Risk Manager.



**Stefan Wolfensberger**, Swiss national, born January 2, 1957. Stefan Wolfensberger has a doctorate from the ETH Zurich and also completed postgraduate studies at Stanford University in the USA. He joined Holcim in 1987 as a management consultant. From 1990 to 1994, he was assistant to a member of the Executive Committee. He was subsequently appointed CEO of a Belgian construction materials group. From 1997, he headed the Mineral Components/Product Development service function. He has been Head of Commercial Services since October 2004. Effective January 1, 2005, Stefan Wolfensberger has been promoted to Corporate Commercial Services Manager.





# "Green" the infrastructure

**With unrelenting dedication, the architects of L'OEUF in Montreal show that "green" infrastructure is not a question of money, but of willpower. For their social housing project they won the global Holcim Award Bronze.**

At first glance, Benny Farm residential complex seems anything but spectacular. Brick buildings like these are ubiquitous in Montreal. But Benny Farm is more than meets the eye. "Benny Farm is a dream", says architect Daniel Pearl – a dream that he and his L'OEUF partners have been working on for 15 years to make reality.

In 1947 the residential complex was built on the site of the former Benny Farm, providing 400 apartments for war veterans and their families. The residents valued the quality of life in the neighborhood – especially the community feeling. Most of them remained for decades – while the buildings gradually became outdated.

A study conducted early in the 1990s recommended the demolition and replacement of Benny Farm. But when bulldozers knocked down the first buildings, widespread protest flared. The government stopped the demolition and requested proposals for a sustainable renovation concept.

The proposal of L'OEUF was ultimately chosen. The architects proposed retaining most of the buildings and extensively renovating them in an environmentally conscious – or "green" – way. The way the project handled social aspects was also unusual – management of the entire complex was entrusted to nonprofit organizations



**"Greening the Infrastructure at Benny Farm, Montreal", by L'OEUF, Montreal, Canada**
L'OEUF – short for l'Office de l'éclectisme urbain et fonctionnel – is not an architecture office in the classic sense; preparing social and environmental assessments constitutes a large part of the everyday work of the ten employees. L'OEUF is headed by Daniel Pearl (photo), Marc Poddubiuk and Bernhard Olivier – the principal authors of the Award-winning project.



The heart of the project is an ensemble of three buildings, including a seniors residence and an apartment building for low-income families. The common infrastructure is provided by the nonprofit organization "Green Energy Benny Farm". This name says it all, because L'OEUF has made Benny Farm a laboratory for low-cost green infrastructure. During the renovation of the houses, many building materials were salvaged, sorted, cleaned and reinstalled. 75 percent of the energy needs of the buildings is provided by solar collectors and a geothermal system. Graywater from showers and lavatories is collected and reused in toilets. Further ecological measures include green roofs and passive ventilation.

The individual measures are proven and not particularly innovative. What's special about Benny Farm is the combination of green infrastructure and social housing. "This project shows that green infrastructure is possible even at a low budget", says Daniel Pearl. "It should help make this the norm in the long run." Green is not necessarily a luxury. L'OEUF has proven that – with creativity and strong dedication.


Holcimawards

**Assessment by Olivia La O'Castillo**
"This project shows the advantages of cost-efficient, sustainable upgrading of infrastructure systems. Especially commendable is the integration of the stakeholders – owners, tenants and users – during the planning and execution of the modernization project. The integrated method of planning could sensibly be applied in many other projects. This is a reference project and an inspiration for similar projects that could be carried out anywhere."

Olivia La O'Castillo (Philippines), Chair of the Asia Pacific Roundtable for Sustainable Consumption and Production, was a member of the jury for the global Holcim Awards 2006.

# Management discussion and analysis

## Last year was a milestone for Holcim. Despite strategic acquisitions, we achieved our target margins and posted some excellent financial results. We intend to continue to grow in the future.

This discussion and analysis of the Group's financial condition and results of operations should be read in conjunction with the shareholders' letter, the individual reports for the Group regions, the consolidated financial statements and the notes thereon. The quarterly reports contain additional information on the regions and business performance.

**Overview**

Both the global economy and the global construction activity followed positive trends. Weather conditions were favorable for construction operations in almost all markets, boosting demand for our products and services. Only a few specific areas saw some loss of momentum in the construction sector in the second half of 2006. This was particularly noticeable in North America, where weaker demand led to a slight decline in construction activity in the private housebuilding segment.

Energy accounts for a significant proportion of production costs, particularly in cement production. Increases in the price of fossil fuels, such as coal, heavy oil and gas, pushed up not only production costs, but also distribution costs, as well as leading to a further rise in the cost of electricity in many countries. The effect was noticeable above all in the first half of 2006.

A key feature of the past financial year was the expansion of our presence in India. At the beginning of the year, Holcim acquired a substantial stake in Gujarat Ambuja Cements from the founding families. We then submitted a mandatory offer to the other shareholders to buy a maximum further 20 percent interest in the company. In October 2006, we took over an additional 3.7 percent stake in Gujarat Ambuja Cements from the founding families. Before the end of the year, we merged Ambuja Cement Eastern, in which Holcim already held a majority interest, with Gujarat Ambuja Cements and now hold a stake of around 26 percent in this company. In June 2006, the holding company Ambuja Cement India, which is jointly controlled by Holcim and Gujarat Ambuja Cements, increased its stake in ACC to 35 percent through purchases on the stock market. Control over both companies was transferred to Holcim in the first half of the year and the companies were fully consolidated accordingly.

Another key development was Aggregate Industries' full takeover of Foster Yeoman in the UK and Meyer Material in the US in the second half of 2006. Foster Yeoman is an integrated aggregates supplier with important reserves of raw materials in the UK and an attractive distribution network in the coastal markets adjoining the North Sea and the Baltic. In future, securing reserves of raw materials will be a crucial factor, particularly in the mature markets. Meyer Material is active in the aggregates and concrete business in the Chicago area and supplements Aggregate Industries' US presence in centers with fast-growing suburbs.

To finance these acquisitions, a capital increase was successfully carried out in the first half of 2006. The resources for current investments and refinancing existing borrowings were raised through bond issues and private placements.

As a result of these major acquisitions, it has become more difficult to compare the consolidated financial results with previous years.

On the international financial markets, the phase of comparatively low long-term capital interest rates continued. The optimistic assessment is based mainly on the increased credibility of central banks' monetary policies and on the greater willingness to make savings in governments' budgets. However, tighter monetary policies and some degree of inflationary pressure led to higher interest rate levels than the previous year.

**Operating results**

**Sales volumes and principal key figures**

| | | January–December (12 months) | | | | October–December (3 months) | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2006 | 2005 | ±% | ±% local currency | 2006 | 2005 | ±% | ±% local currency |
| Sales of cement | million t | 140.7 | 110.6 | +27.2 | | 36.9 | 27.6 | +33.7 | |
| Sales of mineral components | million t | 6.0 | 5.5 | +9.1 | | 1.6 | 1.4 | +14.3 | |
| Sales of aggregates | million t | 187.6 | 169.3 | +10.8 | | 49.6 | 47.0 | +5.5 | |
| Sales of ready-mix concrete | million m³ | 44.2 | 38.2 | +15.7 | | 11.4 | 10.1 | +12.9 | |
| Sales of asphalt | million t | 15.3 | 13.3 | +15.0 | | 4.2 | 4.2 | – | |
| Net sales | million CHF | 23,969 | 18,468 | +29.8 | +28.5 | 6,455 | 5,043 | +28.0 | +29.9 |
| Operating EBITDA | million CHF | 6,086 | 4,627 | +31.5 | +30.7 | 1,597 | 1,126 | +41.8 | +45.2 |
| Operating EBITDA margin | % | 25.4 | 25.1 | | | 24.7 | 22.3 | | |
| Operating profit | million CHF | 4,385 | 3,316 | +32.2 | +31.6 | 1,104 | 740 | +49.2 | +53.3 |
| Net income | million CHF | 2,719 | 1,789[1] | +52.0 | +51.3 | 769 | 427[1] | +80.1 | +70.3 |
| Cash flow from operating activities | million CHF | 4,423 | 3,405 | +29.9 | +29.0 | 2,075 | 1,541 | +34.7 | +33.8 |

[1] Adjusted in line with IAS 21 amended.

Currency fluctuations had a comparatively minor impact on the consolidated financial statements in 2006. The average exchange rate for the euro rose by only 1.9 percent compared with the previous year and the US dollar remained at the same level as the previous year.

**Sales volumes and net sales**

The past year saw cement sales rise by 27.2 percent to 140.7 million tonnes. Group region Asia Pacific recorded the largest volume increase of 26.1 million tonnes due largely to the first-time consolidation of Gujarat Ambuja Cements and ACC. In Latin America positive developments contributed significantly. Deliveries of aggregates increased by 10.8 percent to 187.6 million tonnes. The first-time inclusion of Foster Yeoman and Meyer Material led to an increase of 3.1 percent or 5.2 million tonnes. Europe saw the sharpest increase. Ready-mix concrete sales grew by 15.7 percent to 44.2 million cubic meters. All regions made gains, but the increase was most pronounced in Europe and Latin America thanks to good market conditions. Aggregate Industries contributed sales totaling 7.5 million cubic meters of ready-mix concrete and 14.4 million tonnes of asphalt.

The quarterly key figures are subject to strong seasonal fluctuations. In Group regions Europe and North America in particular, the weather conditions at the beginning and end of the year have a major impact on the consolidated result.

Thanks in part to favorable weather conditions, the fourth quarter of fiscal 2006 was significantly stronger than the comparable prior-year period, with cement deliveries increasing by 33.7 percent. The most marked improvement was achieved by Group region Asia Pacific, with an increase of 8.6 million tonnes, the bulk of which was attributable to the first-time consolidation of the Indian companies. Sales of aggregates followed a very positive trend, particularly in Europe, where one factor was a significant increase in sales in southeastern Europe. The increase in volumes of ready-mix concrete was partly achieved through the acquisitions mentioned, but also thanks to stronger internal growth in Latin America.

In 2006, net sales increased by 29.8 percent to CHF 23,969 million. The newly consolidated companies in India contributed CHF 2,237 million, or 12.1 percent, and the newly acquired companies in the UK and the US contributed CHF 340 million, or 1.8 percent. Another point worth noting was the continuing solid internal growth in net sales by 9 percent (2005: 10.1). Thanks to a robust construction sector, Europe grew by 23.2 percent to CHF 8,673 million, with particularly strong sales in the UK, France, the Benelux countries, Spain, southeastern Europe and Russia. In Europe, the building materials industry generally benefited from huge demand for private housebuilding and a general acceleration in infrastructure investment. Higher prices enabled North America to post a 17.3 percent growth to CHF 5,520 million. The economic uptrend in Latin America is continuing, with all countries recording positive trends. Africa Middle East improved by 11.4 percent and posted net sales of CHF 2,086 million. Morocco and South Africa reported significantly higher sales thanks to robust construction activity. In Asia Pacific, overall demand was more muted than the previous year. Even so, growth came to 6.1 percent, without including the newly consolidated companies in India. Government budget constraints in the Philippines had a particularly negative impact on the result of this region.

There has been a slight change in the weighting of the individual product segments in comparison with the previous year. This is because the companies in India are mainly involved in the cement business, as is usual in growth markets. The breakdown at the end of 2006 was as follows: cement 56.8 percent (2005: 55.8), aggregates 11.1 percent (2005: 11.1) and other construction materials and services 32.1 percent (2005: 33.1).

**Operating EBITDA**

**Operating EBITDA per region**

| | January–December (12 months) | | | | October–December (3 months) | | | |
|---|---|---|---|---|---|---|---|---|
| Million CHF | 2006 | 2005 | ±% | ±% local currency | 2006 | 2005 | ±% | ±% local currency |
| Europe | 1,966 | 1,605 | +22.5 | +20.2 | 502 | 352 | +42.6 | +37.5 |
| North America | 1,033 | 928 | +11.3 | +9.2 | 257 | 254 | +1.2 | +5.6 |
| Latin America | 1,244 | 1,126 | +10.5 | +10.5 | 289 | 281 | +2.8 | +10.2 |
| Africa Middle East | 692 | 614 | +12.7 | +14.9 | 180 | 140 | +28.6 | +38.2 |
| Asia Pacific | 1,366 | 570 | +139.6 | +139.7 | 433 | 149 | +190.6 | +194.8 |
| Corporate/Eliminations | (215) | (216) | | | (64) | (50) | | |
| Holcim Group | 6,086 | 4,627 | +31.5 | +30.7 | 1,597 | 1,126 | +41.8 | +45.2 |

Despite higher energy and transport costs and greater price pressure in some markets, operating EBITDA improved, even after factoring out the contributions to results from the newly consolidated companies in the UK, the US and India. All five Group regions contributed to the substantial 31.5 percent increase to CHF 6,086 million and improved their performance – markedly so in some cases. The 22.5 percent growth in Group region Europe was mainly achieved in the UK, Spain and southeastern Europe. North America achieved a 11.3 percent increase in operating EBITDA thanks to a positive price environment. Within Latin America (+10.5 percent), Mexico, Ecuador and El Salvador achieved higher-than-average growth rates. Africa Middle East gained 12.7 percent, with significant contributions coming from Egypt and South Africa. The increase in Group region Asia Pacific came to an impressive 139.6 percent – owing to acquisitions. After factoring out the impact of the newly consolidated companies, internal operating EBITDA growth of the Group came to 13.2 percent which is significantly higher than the long-term target of 5 percent.

Distribution and selling expenses increased to 22.4 percent (2005: 22) as a percentage of net sales. This rise is mainly due to higher energy costs and associated rises in transport costs. As a percentage of net sales, administration expenses were reduced by a further 0.6 percentage points to 6.7 percent. This decline reflects not least ongoing measures to optimize costs.

The fourth quarter once again saw operating EBITDA increase by a substantial 41.8 percent compared to the prior-year period – a rate which even exceeded the annual growth rate. All Group regions recorded rises. The results were especially gratifying in Europe, Africa Middle East and Asia Pacific. Growth was lower in Group regions North America and Latin America. North America felt the impact of the slowdown in the real estate market in the form of weaker demand in the residential construction sector. In Latin America, the sharp rise in energy costs had a particularly negative impact in Argentina and a persisting low price environment depressed the result in Brazil.

**Operating EBITDA margin**

The operating EBITDA margin increased from 25.1 percent to 25.4 percent. The trend in Asia Pacific was positive, with a 3.9 percentage point rise to 28.8 percent. In Europe and North America, the changes in the scope of consolidation had a negative impact. The first quarter of Aggregate Industries, which always posts lower margins due to seasonal factors, was consolidated for the first time in 2006. In Group region Latin America, Brazil recorded a lower margin owing to lower prices, while higher energy costs also had a negative impact. After adjustment for acquisition and currency factors, the EBITDA margin improved by 0.9 percentage points to 26 percent.

In the cement segment, the operating EBITDA margin advanced from 31.4 percent to 32.6 percent. Europe achieved a significantly better margin thanks to increases in France, Russia and Spain. Group regions North America, Africa Middle East and Asia Pacific were also able to increase their margins. Had it not been for the changes in the scope of consolidation, the operating EBITDA margin in the aggregates segment would have climbed by 1.8 percentage points to 23 percent. However, after taking account of the newly consolidated companies it fell by 0.5 percentage points to 20.7 percent owing to the first-time consolidation of Aggregate Industries' first quarter, which, as expected, was weaker. The other construction materials and services segment saw its operating EBITDA margin decline from 7.5 percent to 6 percent. Here too, the margin was depressed by Aggregate Industries' first quarter, as well as by the change in business mix. Without this factor, the margin decline would have been 0.8 percentage points smaller.

**Net income**

Net income rose by CHF 930 million to CHF 2,719 million (2005: 1,789). After adjustment for acquisition and exchange rate effects, consolidated net income grew by 37.1 percent. 77.4 percent of total net income was attributable to equity holders of Holcim Ltd (2005: 84.5). The lower figure compared with the previous year was mainly due to the newly consolidated companies in India in which there are significant minority interests. Earnings per Holcim Ltd dividend-bearing registered share climbed 30.7 percent in the year under review to CHF 8.64 (2005: 6.61).

The improvement in net income is mainly attributable to the increase in operating profit by CHF 1,069 million to CHF 4,385 million (2005: 3,316). Changes in the scope of consolidation contributed CHF 483 million to this marked improvement, while the positive impact of exchange rate fluctuations came to a modest CHF 22 million. Internal growth amounted to CHF 564 million. All Group regions increased their operating profit, with the trend in the European construction sector having a particularly positive impact.

In 2006, the effective tax rate stood at 28 percent (2005: 33). The reduction is attributable to Group companies which achieved higher earnings however at lower tax rates. In the longer term, the Group tax rate is expected to come to around 30 percent.

**Financing activities, investments and liquidity**

**Cash flow**

| | January–December (12 months) | | | | October–December (3 months) | | | |
|---|---|---|---|---|---|---|---|---|
| Million CHF | 2006 | 2005 | ±% | ±% local currency | 2006 | 2005 | ±% | ±% local currency |
| Cash flow from operating activities | 4,423 | 3,405 | +29.9 | +29.0 | 2,075 | 1,541 | +34.7 | +33.7 |
| Capital expenditures on property, plant and equipment to maintain productive capacity and to secure competitiveness | (1,062) | (879) | +20.8 | +19.7 | (423) | (305) | +38.7 | +39.7 |
| **Free cash flow** | **3,361** | **2,526** | **+33.1** | **+32.3** | **1,652** | **1,236** | **+33.7** | **+32.3** |
| Expansion investments | (1,265) | (607) | +108.4 | +105.8 | (489) | (246) | +98.8 | +98.8 |
| Financial investments net | (2,054) | (4,853) | –57.7 | –55.6 | (457) | (130) | +251.5 | +323.1 |
| Dividends paid | (703) | (558) | +26.0 | +26.0 | (64) | (67) | –4.5 | –7.5 |
| **Financing (requirement) surplus** | **(661)** | **(3,492)** | **–81.1** | **–78.1** | **642** | **793** | **–19.0** | **–33.9** |
| Cash flow from financing activities | 571 | 2 889 | –80.2 | –76.2 | (909) | (1,658) | –45.2 | –52.6 |
| **Decrease in cash and cash equivalents** | **(90)** | **(603)** | **–85.1** | **–87.1** | **(267)** | **(865)** | **–69.1** | **–69.7** |

**Cash flow from operating activities**

The cash flow from operating activities increased by 29.9 percent to CHF 4,423 million. The improvement in the operating result impacted positively on cash flow, while the CHF 264 million increase in tax charges had a negative effect. After adjustment for acquisitions and currency effects, cash flow from operating activities amounted to CHF 4,100 million.

In fiscal 2006, the cash flow margin increased to 18.5 percent (2005: 18.4). Thanks to the newly consolidated companies in India, Group region Asia Pacific improved its margin by 4.3 percentage points to 22.2 percent. The first-time consolidation of Aggregate Industries' cash flows for the first quarter of 2006, which as expected were negative, reduced cash flow, as did the effect of persisting low prices in Brazil.

**Investment activities**

Cash flow used in investment activities reached CHF 4,381 million in the year under review. The decline is mostly attributable to lower spending on acquisitions. The previous year's figure of CHF 6,339 million included in particular the takeover of Aggregate Industries. Further information on the investments can be found on pages 110 to 113 of the Annual Report.

Holcim invested a net CHF 2,327 million (2005: 1,486) in production and other fixed assets during 2006. Compared to the previous year, this represents an increase of 56.6 percent and reflects Holcim's efforts to achieve further growth not only by acquiring new companies, but also by strengthening its position in existing markets. The most important investment projects include the construction of new cement plants in Morocco and the US and the installation of a new kiln line in Romania. Major projects are also under way to expand production capacity in India.

**Key investment projects**

**Campulung – new kiln line in Romania**

With the construction of the country's largest kiln line in Campulung (annual capacity: 1.5 million tonnes of cement), Holcim Romania will complete a further stage in a renewal process spanning several years at all cement plants (investment volume: CHF 150 million between 2005 and 2008). This investment program will enable Holcim Romania to further expand its cost leadership and will put it in an ideal position to meet demand in the rapidly growing market. At the same time, the company is making a crucial contribution to environmental protection. The new plant also provides safe, modern jobs and is helping to boost the regional economy.

**Settat – new cement plant in Morocco**

To keep pace with the market developments of recent years, Holcim Morocco is building a new cement plant in the Settat region (annual capacity: 1.7 million tonnes of cement). Estimates put the investment between 2005 and 2007 at around CHF 340 million. Rail and road connections provide ideal access to the plant both for supplies of raw materials and for serving the target market in central Morocco. The finished plant is expected to commence operations in the second half of 2007.

**Ste. Genevieve – new cement plant in the US**

Following an extensive environmental impact study and with all the necessary permits in place, the construction of the new cement plant in Ste. Genevieve County, Missouri (annual capacity: 4 million tonnes of cement) is progressing according to schedule. Having swiftly completed the earth work for the port and the future factory site, Holcim US is now focusing on the task of building the plant facilities. Several silos have already been completed. The largest and most environmentally efficient US plant is scheduled to come on stream in 2009. The costs amount to a total of CHF 1.2 billion.

**India**

The newly acquired companies in India, Gujarat Ambuja Cements and ACC, have made a start on two major investment projects in the east of the country which will be completed in 2009. This is intended to strengthen the two companies' market position in an area which is expected to see strong growth thanks to investment in the mining and the metal-working industries, increased industrial construction activity and infrastructure projects. Gujarat Ambuja Cements is planning a second kiln line in Bhatapara (federal state of Chhattisgarh) which will boost production capacity by 3 million tonnes. In Bargarh (federal state of Orissa), ACC is investing in a comprehensive modernization program which will create additional production capacity amounting to 1.1 million tonnes. Both sites will also benefit from new power plants which will provide a more reliable electricity supply and reduce energy costs. The planned investments amount to around USD 300 million.

Investments in rationalization, environmental measures and safety at work amounted to CHF 1,282 million (2005: 1,011). The increase was due to a combination of new acquisitions and higher spending by the existing companies.

In connection with the successfully implemented Asset Reduction Program (ARP) in place since 2002, 2006 saw the continued sale of further assets. The book value of ARP assets sold amounted to CHF 252 million (2005: 209).

**Financing activity**

In addition to cash flow from operating activities, the capital increase was used above all to finance acquisitions, and additional debt capital was employed to finance investments and refinance existing borrowings. The following significant transactions should be mentioned:

| | |
|---|---|
| CHF 250 million | bond Holcim Ltd with a fixed interest rate of 3 percent and a term of 2006 to 2015. |
| CHF 300 million | bond Holcim Overseas Finance Ltd with a fixed interest rate of 2.75 percent and a term of 2006 to 2011. Guaranteed by Holcim Ltd. |
| CHF 1,710 million | capital increase Holcim Ltd through the issue of 21,075,047 fully paid-in registered shares with a nominal value of CHF 2. |
| AUD 175 million | bond Holcim Finance (Australia) Pty Ltd with a fixed interest rate of 6.5 percent and a term of 2006 to 2009. Guaranteed by Holcim Ltd. |

| | | |
|---|---|---|
| AUD | 85 million | bond Holcim Finance (Australia) Pty Ltd with a variable interest rate and a term of 2006 to 2009. Guaranteed by Holcim Ltd. |
| USD | 450 million | private placements Holcim US Finance S.à r.l. & Cie S.C.S.: USD 125 million with a fixed interest rate of 5.96 percent and a term of 2006 to 2013; USD 125 million with a fixed interest rate of 6.1 percent and a term of 2006 to 2016; USD 200 million with a fixed interest rate of 6.21 percent and a term of 2006 to 2018. Guaranteed by Holcim Ltd. |

In the case of the USD 616 million convertible bond of Holcim Capital Corporation Ltd. (with a term to maturity from 2002 to 2017), 4,914,813 shares were converted in 2006. This reduced the nominal value of the convertible bond to USD 130 million.

**Net financial debt**

Net financial debt increased slightly last financial year as a result of internal growth and acquisitions. At the end of the financial year, net financial debt amounted to CHF 12,837 million (2005: 12,693).

At the end of fiscal 2006, the ratio of net financial debt to equity capital (gearing) reached 68.6 percent. Gearing was reduced as a result of the capital increase and the increase in minority interests. This resulted in a gearing being below the target range of 80 to 100 percent at the end of the year.

The other important financial ratios improved as a result of higher cash flow. In 2006, the ratio of funds from operations (FFO) to net financial debt stood at 34.6 percent (target: >25). The EBITDA net interest coverage amounted to 6.8x (target: >5) and the EBIT net interest coverage was 5x (target: >3).

Holcim places great importance on its favorable credit ratings and therefore gives corresponding priority to achieving its financial targets. Detailed information on the credit ratings can be found on page 29 of this Annual Report.

**Net financial debt and total shareholders' equity**


Billion CHF
20
18
16
14
12
10
8
6
4
2
0
89.1%
91.2%
69.7%
69.2%
68.6%
14.3
15.4
17.6
18.6
18.7
12.7
14.1
12.2
12.9
12.8
Dec. 05
March 06
June 06
Sept. 06
Dec. 06

Net financial debt

☐ Total shareholders' equity (including minority interests)

-o- Gearing

**Maturities of financial liabilities**


Billion CHF
6
5
4
3
2
1
0
3.6
2.7
1.1
0.7
4.1
3.5
2.0
1.3
1.3
2.0
5.3
4.5
<1
<2
<3
<4
<5
5+
years

31.12.2006

☐ 31.12.2005

**Financing profile**

The average maturity of financial liabilities decreased from 5.1 years to 4.3 years. At 5 percent, Holcim's average interest rate based on the financial liabilites as at December 31, 2006 was slightly higher than in the previous year (2005: 4.9). To a significant extent, this was due to changes in the currency split of the financial liabilities. Liabilities in Swiss francs and euros increased. Liabilities in euros, US dollars and British pounds amounted to 67.2 percent of total financial liabilities. The average interest rate of the liabilities denominated in euros was 4.3 percent, in US dollars 5.4 percent and in British pounds 5.9 percent.

**Liquidity**

To secure liquidity and after successful refinancing operations, a cash position of CHF 3,223 million (2005: 3,369) remains. Unutilized credit lines amounting to CHF 8,332 million (2005: 6,925) were available as of December 31, 2006 (see also page 130). This includes committed lines of credits of CHF 5,435 million (2005: 3,628).

**Currency sensitivity**

The Group operates in more than 70 countries, generating by far the biggest part of its results in currencies other than the Swiss franc. Only about 3 percent of net sales are generated in Swiss francs.

The impact of foreign exchange movements on the consolidated accounts remained comparatively insignificant in the year under review. This was mainly due to the low level of fluctuations in the value of the US dollar and the euro.

The currency effect of the US dollar and the euro on the most important key figures of the consolidated financial statements and cash flow from operating activities is presented on the basis of the following sensitivity analyses. The sensitivity analysis factors in only those effects caused by the translation of local financial statements into Swiss francs. The currency effects of transactions executed locally can not be reproduced in the simulation. Due to the fact that we produce locally the currency risk is marginal. Since sales and the related expenses are in the same currency, they are by nature protected against currency fluctuations. The impact of a hypothetical decline in the value of the US dollar or the euro against the Swiss franc by CHF 0.01 would be as follows:

**Sensitivity analysis US dollar**

| | USD/CHF at 1.25 | USD/CHF at 1.24 | ± in million CHF |
|---|---|---|---|
| Million CHF | | | |
| Net sales | 23,969 | 23,935 | (34) |
| Operating EBITDA | 6,086 | 6,077 | (9) |
| Net income | 2,719 | 2,719 | 0 |
| Cash flow from operating activities | 4,423 | 4,418 | (5) |

**Sensitivity analysis euro**

| | EUR/CHF at 1.58 | EUR/CHF at 1.57 | ± in million CHF |
|---|---|---|---|
| Million CHF | | | |
| Net sales | 23,969 | 23,946 | (23) |
| Operating EBITDA | 6,086 | 6,081 | (5) |
| Net income | 2,719 | 2,706 | (13) |
| Cash flow from operating activities | 4,423 | 4,418 | (5) |

**Consolidated statement of income of Group Holcim**

| Million CHF | Notes | 2006 | 2005[1] | ±% |
|---|---|---|---|---|
| **Net sales** | 5 | **23,969** | **18,468** | **+29.8** |
| Production cost of goods sold | 6 | (12,616) | (9,739) | |
| **Gross profit** | | **11,353** | **8,729** | **+30.1** |
| Distribution and selling expenses | 7 | (5,358) | (4,059) | |
| Administration expenses | | (1,610) | (1,354) | |
| Other income (expenses) net | 10 | 97 | (6) | |
| Share of profit of associates | 20 | 89 | 75 | |
| Financial income | 11 | 188 | 146 | |
| Financial expenses | 12 | (962) | (877) | |
| **Net income before taxes** | | **3,797** | **2,654** | **+43.1** |
| Income taxes | 13 | (1,078) | (865) | |
| **Net income** | | **2,719** | **1,789** | **+52.0** |
| | | | | |
| **Attributable to:** | | | | |
| Equity holders of Holcim Ltd | | 2,104 | 1,511 | +39.2 |
| Minority interest | | 615 | 278 | |
| | | | | |
| CHF | | | | |
| Earnings per dividend-bearing share[2] | 15 | 8.64 | 6.61 | |
| Fully diluted earnings per share[2] | 15 | 8.50 | 6.52 | |

| Million CHF | | | | |
|---|---|---|---|---|
| Operating EBITDA[3] | 9 | 6,086 | 4,627 | +31.5 |
| EBITDA[3] | | 6,333 | 4,757 | +33.1 |
| Operating profit | | 4,385 | 3,316 | +32.2 |
| EBIT[4] | | 4,610 | 3,418 | +34.9 |

[1] Restated in line with IAS 21 amended.

[2] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[3] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.

[4] Earnings before interest (financial expenses less interest earned on cash and marketable securities) and taxes.

## Consolidated balance sheet of Group Holcim

| Million CHF | Notes | 31.12.2006 | 31.12.2005[1] |
|---|---|---|---|
| Cash and cash equivalents | 16 | 3,208 | 3,332 |
| Marketable securities | | 15 | 37 |
| Accounts receivable | 17 | 3,659 | 3,325 |
| Inventories | 18 | 2,282 | 1,865 |
| Prepaid expenses and other current assets | | 583 | 290 |
| **Total current assets** | | **9,747** | **8,849** |
| Financial assets | 19 | 689 | 699 |
| Investments in associates | 20 | 727 | 1,391 |
| Property, plant and equipment | 22 | 23,831 | 19,767 |
| Intangible and other assets | 23 | 9,419 | 7,221 |
| Deferred tax assets | 29 | 289 | 184 |
| **Total long-term assets** | | **34,955** | **29,262** |
| **Total assets** | | **44,702** | **38,111** |
| Trade accounts payable | 25 | 2,568 | 2,190 |
| Current financial liabilities | 26 | 3,590 | 2,682 |
| Current tax liabilities | | 271 | 196 |
| Other current liabilities | | 2,192 | 1,714 |
| **Total short-term liabilities** | | **8,621** | **6,782** |
| Long-term financial liabilities | 27 | 12,470 | 13,380 |
| Defined benefit obligations | 31 | 488 | 552 |
| Deferred tax liabilities | 29 | 3,023 | 2,115 |
| Long-term provisions | 30 | 1,375 | 1,032 |
| **Total long-term liabilities** | | **17,356** | **17,079** |
| **Total liabilities** | | **25,977** | **23,861** |
| Share capital | 33 | 511 | 460 |
| Capital surplus | | 6,085 | 3,967 |
| Treasury shares | 33 | (62) | (59) |
| Reserves | | 8,643 | 7,099 |
| **Total equity attributable to shareholders of Holcim Ltd** | | **15,177** | **11,467** |
| Minority interest | 34 | 3,548 | 2,783 |
| **Total shareholders' equity** | | **18,725** | **14,250** |
| **Total liabilities and shareholders' equity** | | **44,702** | **38,111** |

[1] Restated in line with IAS 21 amended.

## Statement of changes in consolidated equity of Group Holcim

| Million CHF | Share capital | Capital surplus | Treasury shares |
|---|---|---|---|
| **Equity as at January 1, 2005 (as previously reported)** | **460** | **3,956** | **(488)** |
| **Restatement as per January 1, 2005 (as per note 3)** | | | |
| **Restated opening balances as at January 1, 2005** | **460** | **3,956** | **(488)** |
| Currency translation effects | | | |
| Change in fair value | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| – Net investment hedges | | | |
| Realized gain (loss) through income statement | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| Net income recognized directly in equity | | | |
| Net income recognized in consolidated statement of income | | | |
| **Total recognized net income** | | | |
| Dividends | | | |
| Change in treasury shares net | | | 429 |
| Repayment of convertible bonds | | | |
| Share-based remuneration | | 11 | |
| Capital paid-in by minorities | | | |
| New minorities assumed | | | |
| Buyout of minorities | | | |
| **Total of other equity movements** | | **11** | **429** |
| **Equity as at December 31, 2005[1]** | **460** | **3,967** | **(59)** |
| **Equity as at January 1, 2006 (as previously reported)** | **460** | **3,967** | **(59)** |
| **Restatement as per January 1, 2006 (as per note 3)** | | | |
| **Restated opening balances as at January 1, 2006** | **460** | **3,967** | **(59)** |
| Currency translation effects | | | |
| Taxes related to equity items | | | |
| Change in fair value | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| – Net investment hedges | | | |
| Realized gain (loss) through income statement | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| Net income (loss) recognized directly in equity | | | |
| Net income recognized in consolidated statement of income | | | |
| **Total recognized net income** | | | |
| Share capital increase | 42 | 1,668 | |
| Conversion of convertible bonds | 9 | 440 | 41 |
| Dividends | | | |
| Change in treasury shares net | | | (44) |
| Share-based remuneration | | 10 | |
| Capital repaid to minorities | | | |
| New minorities assumed | | | |
| Buyout of minorities | | | |
| **Total of other equity movements** | **51** | **2,118** | **(3)** |
| **Equity as at December 31, 2006** | **511** | **6,085** | **(62)** |

[1] Restated in line with IAS 21 amended.

| Attributable to equity holders of Holcim Ltd | | | | | Minority interest | Total shareholders' equity |
|---|---|---|---|---|---|---|
| Retained earnings | Available-for-sale equity reserve | Cash flow hedging reserve | Currency translation effects | Total reserves | | |
| **6,910** | **(10)** | **(50)** | **(2,245)** | **4,605** | **2,178** | **10,711** |
| **29** | | | **(29)** | | | |
| **6,939** | **(10)** | **(50)** | **(2,274)** | **4,605** | **2,178** | **10,711** |
| | | | 1,229[1] | 1,229 | 245 | 1,474 |
| | 9 | | | 9 | | 9 |
| | | 25 | | 25 | 1 | 26 |
| | | | | | 1 | 1 |
| | 9 | 25 | 1,229 | 1,263 | 247 | 1,510 |
| 1,511[1] | | | | 1,511 | 278 | 1,789 |
| 1,511 | 9 | 25 | 1,229 | 2,774 | 525 | 3,299 |
| (286) | | | | (286) | (236) | (522) |
| 6 | | | | 6 | | 435 |
| | | | | | | 11 |
| | | | | | 21 | 21 |
| | | | | | 344 | 344 |
| | | | | | (49) | (49) |
| **(280)** | | | | **(280)** | **80** | **240** |
| **8,170** | **(1)** | **(25)** | **(1,045)** | **7,099** | **2,783** | **14,250** |
| **8,170** | **(1)** | **(25)** | **(1,045)** | **7,099** | **2,783** | **14,250** |
| **0** | | | **0** | | | |
| **8,170** | **(1)** | **(25)** | **(1,045)** | **7,099** | **2,783** | **14,250** |
| | | | (250) | (250) | (369) | (619) |
| | | | 26 | 26 | | 26 |
| | 2 | | | 2 | | 2 |
| | | 20 | | 20 | | 20 |
| | 2 | | | 2 | | 2 |
| | 4 | 20 | (224) | (200) | (369) | (569) |
| 2,104 | | | | 2,104 | 615 | 2,719 |
| **2,104** | **4** | **20** | **(224)** | **1,904** | **246** | **2,150** |
| | | | | | | 1,710 |
| 20 | | | | 20 | | 510 |
| (382) | | | | (382) | (315) | (697) |
| 2 | | | | 2 | | (42) |
| | | | | | | 10 |
| | | | | | (548) | (548) |
| | | | | | 1,770 | 1,770 |
| | | | | | (388) | (388) |
| **(360)** | | | | **(360)** | **519** | **2,325** |
| **9,914** | **3** | **(5)** | **(1,269)** | **8,643** | **3,548** | **18,725** |

**Consolidated cash flow statement of Group Holcim**

| Million CHF | Notes | 2006 | 2005 |
|---|---|---|---|
| **Operating profit**[1] | | **4,385** | **3,316** |
| Depreciation and amortization of operating assets | 8 | 1,701 | 1,311 |
| Other non-cash items | | 224 | 168 |
| Change in net working capital | | (219) | 54 |
| **Cash generated from operations** | | **6,091** | **4,849** |
| Dividends received | | 71 | 66 |
| Interest received | | 38 | 40 |
| Interest paid | | (759) | (772) |
| Income taxes paid | | (996) | (732) |
| Other expenses | | (22) | (46) |
| **Cash flow from operating activities (A)** | | **4,423** | **3,405** |
| | | | |
| Purchase of property, plant and equipment | 37 | (2,547) | (1,618) |
| Disposal of property, plant and equipment | 37 | 220 | 132 |
| Purchase of financial assets, intangible and other assets | 37 | (2,760) | (5,469) |
| Disposal of financial assets, intangible and other assets | 37 | 706 | 616 |
| **Cash flow used in investing activities (B)** | | **(4,381)** | **(6,339)** |
| | | | |
| Dividends paid on ordinary shares | | (382) | (286) |
| Dividends paid to minority shareholders | | (285) | (246) |
| Dividends paid on preference shares of subsidiaries | | (36) | (26) |
| Share capital paid-in | | 1,705 | 0 |
| Capital (repaid to) paid-in by minority interests | | (548) | 21 |
| Movements of treasury shares net | | (42) | 435 |
| In(De)crease in current financial liabilities net | | 1,162 | (1,086) |
| Proceeds from long-term financial liabilities | | 4,636 | 5,026 |
| Repayment of long-term financial liabilities | | (6,342) | (1,507) |
| **Cash flow (used in) from financing activities (C)** | | **(132)** | **2,331** |
| | | | |
| **Decrease in cash and cash equivalents (A+B+C)** | | **(90)** | **(603)** |
| | | | |
| **Cash and cash equivalents as at January 1** | 16 | **3,332** | **3,730** |
| Decrease in cash and cash equivalents | | (90) | (603) |
| Currency translation effects | | (34) | 205 |
| **Cash and cash equivalents as at December 31** | 16 | **3,208** | **3,332** |

[1] The operating profit results from the net income of CHF 2,719 million (2005: 1,789) plus income taxes of CHF 1,078 (2005: 865), plus the financial expenses of CHF 962 million (2005: 877), less the financial income of CHF 188 million (2005: 146), less the share of profit of associates of CHF 89 million (2005: 75) and less the other income (expenses) net of CHF 97 million (2005: –6).

## Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

## Adoption of revised International Financial Reporting Standards and new interpretations

In 2006, Group Holcim adopted the following revised standards and new interpretations which became effective from January 1, 2006:

| | |
|---|---|
| IAS 19 (revised 2005) | *Employee Benefits* |
| IAS 21 (revised 2005) | *The Effects of Changes in Foreign Exchange Rates* |
| IFRS 6 | *Exploration for and Evaluation of Mineral Resources* |
| IFRIC 4 | *Determining whether an Arrangement contains a Lease* |
| IFRIC 5 | *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* |

The effect of these changes in accounting policies with respect to IAS 19 and IAS 21 is discussed in detail in the notes to the financial statements.

Group Holcim has not early adopted any of the new standards or interpretations which have already been issued.

In 2007, Group Holcim will adopt the following revised and new standards and interpretations:

| | |
|---|---|
| Amendment to IAS 1 | *Presentation of Financial Statements* |
| IFRS 7 | *Financial Instruments: Disclosures* |
| IFRIC 7 | *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies* |
| IFRIC 8 | *Scope of IFRS 2* |
| IFRIC 10 | *Interim Financial Reporting and Impairment* |

These revised and new standards and interpretations are effective from January 1, 2007 and, except for IFRIC 7, IFRIC 8 and IFRIC 10, are disclosure-related only.

In 2008, Group Holcim will adopt the following new interpretation:

| | |
|---|---|
| IFRIC 11 | *IFRS 2 – Group and Treasury Share Transactions* |

The effect of applying the above interpretation will have no impact on the Group.

In 2009, Group Holcim will adopt the following new standard:

| | |
|---|---|
| IFRS 8 | *Operating Segments* |

This new standard is disclosure-related only.

## Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements. These estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future. However, actual results could differ from those estimates.

## Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year relate primarily to goodwill, and to a lesser extent defined benefit obligations, deferred tax assets, long-term provisions, depreciation of property plant and equipment and disclosure of contingent liabilities at the balance sheet date. The Group tests annually whether goodwill has suffered any impairment in accordance with its accounting policy. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 23). All other estimates mentioned above are further detailed in the corresponding disclosures.

## Scope of consolidation

The consolidated financial statements comprise those of Holcim Ltd and of its subsidiaries, including joint ventures and associated companies. The list of principal companies is presented in the section "Principal companies".

**Principles of consolidation**

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All intercompany transactions and balances between Group companies are eliminated.

It is common practice for the Group to write put options and acquire call options in connection with the remaining shares held by the minority shareholders both as part of and outside a business combination. In such cases the present value of the redemption amount of the put option is recognized as a financial liability with any excess over the carrying amount of the minority interest recognized as goodwill. To the extent that the Group has a present ownership interest, no earnings are attributed to minority interests. The financial liability is subsequently measured at amortized cost. Effects of changes in expected cash flows are charged against goodwill.

The Group's interest in jointly controlled entities is consolidated using the proportionate method of consolidation. Under this method, the Group records its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows in the consolidated financial statements on a line-by-line basis. All transactions and balances between the Group and joint ventures are eliminated to the extent of the Group's interest in the joint ventures.

Investments in associated companies are accounted for using the equity method of accounting. These are companies over which the Group generally holds between 20 and 50 percent of the voting rights and has significant influence but does not exercise control. Goodwill arising on the acquisition is included in the carrying amount of the investment in associated companies. Equity accounting is discontinued when the carrying amount of the investment together with any long-term interest in an associated company reaches zero, unless the Group has in addition either incurred or guaranteed additional obligations in respect of the associated company.

**Foreign currency translation**

Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at exchange rates ruling on December 31.

Goodwill arising on the acquisition of a foreign entity is expressed in the functional currency of the foreign operation and is translated at the closing rate.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Exchange differences arising on monetary items that form part of an entity's net investment in a foreign operation are reclassified to equity (currency translation adjustment) in the consolidated financial statements and are only released to the income statement on the disposal of the foreign operation. The individual financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

As from January 1, 2005 a new functional currency was adopted for certain Group companies in order to reflect a change in the underlying economic conditions of the countries concerned (mainly Latin America). Consequently, the respective companies converted all balance sheet positions into the new functional currency on the basis of the exchange rate prevailing at the reference date of January 1, 2005. For non-monetary items, the resulting translated amounts represent their historical cost. The impact of changes in the functional currency has not been presented retrospectively.

**Segment information**

Segment information is presented in respect of the Group's geographical and business segments.

The primary segment reporting format, which reflects the management organization, is presented by geographical area, based on the location of assets.

Secondary information is reported by business segments and is defined as strategic activities focusing on the delivery of a range of products or services to create value for customers. The segmentation comprises cement, aggregates and other construction materials and services.

**Cash and cash equivalents**

Cash equivalents are readily convertible into a known amount of cash with original maturities of three months or less. Cash and cash equivalents comprise cash at banks and in hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts.

**Marketable securities**

Marketable securities consist primarily of debt and equity securities which are traded in liquid markets and are classified as available-for-sale. They are carried at fair value with all fair value changes recorded in equity until the financial asset is either impaired or disposed of at which time the cumulative gain or loss previously recognized in equity is transferred to net income for the period.

**Accounts receivable**

Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end.

**Inventories**

Inventories are stated at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials and additives, direct labor, other direct costs and related production overheads. Cost of inventories includes transfers from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

**Financial assets**

Financial assets consist of (a) investments in third parties, (b) long-term receivables from associates, (c) long-term receivables from third parties, and (d) long-term derivative assets. Investments in third parties are classified as available-for-sale and long-term receivables from associates and third parties are classified as loans and receivables. Long-term derivative assets are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 *Financial Instruments: Recognition and Measurement*, in which case they will be classified as held for trading.

All purchases and sales of investments are recognized on trade date, which is the date that the Group commits to purchase or sell the asset. Purchase cost includes transaction costs. Loans and receivables are measured at amortized cost. Available-for-sale investments are carried at fair value, while held-to-maturity investments are carried at amortized cost using the effective interest method. Gains and losses arising from changes in the fair value of available-for-sale investments are included in equity until the financial asset is either impaired or disposed of, at which time the cumulative gain or loss previously recognized in equity is transferred to net profit and loss for the period.

**Property, plant and equipment**

Property, plant and equipment is valued at acquisition or construction cost less depreciation and impairment loss. Cost includes transfers from equity of any gains or losses on qualifying cash flow hedges. Depreciation is charged so as to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, on the following bases:

| | |
|---|---|
| Land | No depreciation except on land with raw material reserves |
| Buildings and installations | 20 to 40 years |
| Machinery | 10 to 30 years |
| Furniture, vehicles and tools | 3 to 10 years |

Costs are only included in the asset's carrying amount when it is probable that economic benefits associated with the item will flow to the Group in future periods and the cost of the item can be measured reliably. All other repairs and maintenance expenses are charged to the income statement during the period in which they are incurred.

Mineral reserves, which are included in the class "land" of property, plant and equipment, are valued at cost and are depreciated based on the physical unit-of-production method over their estimated commercial lives.

Costs incurred to gain access to mineral reserves are capitalized and depreciated over the life of the quarry, which is based on the estimated tonnes of raw material to be extracted from the reserves.

Interest cost on borrowings to finance construction projects which last longer than one year are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed in the period in which they are incurred.

Government grants received are deducted from property, plant and equipment and reduce the depreciation charge accordingly.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired through a finance lease is capitalized at the date of inception of the lease at the present value of the minimum future lease payments. The corresponding lease obligations, excluding finance charges, are included in either current or long-term financial liabilities.

For sale and lease-back transactions, the book value of the related property, plant or equipment remains unchanged. Proceeds from a sale are included as a financing liability and the financing costs are allocated over the term of the lease in such a manner that the costs are reported over the relevant periods.

**Non-current assets (or disposal groups) classified as held for sale**

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

**Investment property**

Investment property is property held to earn rental income and for capital appreciation and is valued at acquisition cost less depreciation and impairment loss.

**Goodwill**

Goodwill represents the excess of the cost of an acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and interests in joint ventures is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill that is recognized as an intangible asset is tested annually for impairment and carried at cost less accumulated impairment losses.

On disposal of a subsidiary, associate or joint venture, the related goodwill is included in the determination of profit or loss on disposal.

Goodwill is allocated to cash generating units for the purpose of impairment testing (note 23).

In the event that Holcim acquires a minority interest in a subsidiary, goodwill is measured at cost, which represents the excess of the purchase consideration given over Holcim's additional interest in the book value of the net assets acquired. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

**Computer software**

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year are recognized as intangible assets.

Expenditures which enhance or extend the performance of computer software programs beyond their original specifications are capitalized and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, but not exceeding a period of three years.

**Other intangible assets**

Expenditure on acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their estimated useful lives, but not exceeding 20 years.

**Impairment of assets**

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest cash generating unit to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognized immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. However, this increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for that asset or cash generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the income statement.

**Long-term financial liabilities**

Bank loans acquired and non-convertible bonds issued are recognized initially at the proceeds received, net of transaction costs incurred. Subsequently, bank loans and non-convertible bonds are stated at amortized cost using the effective interest method with any difference between proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the term of the borrowings.

Upon issuance of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is carried as a long-term liability on the amortized cost basis using the effective interest method until extinguishment on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

Long-term derivative liabilities are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 *Financial Instruments: Recognition and Measurement*, in which case they will be classified as held for trading.

Financial liabilities that are due within twelve months after the balance sheet date are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability until more than 12 months after the balance sheet date.

**Deferred taxes**

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine the deferred tax expense.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which temporary differences or unused tax losses can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures except where the Group is able to control the distribution of earnings from these respective entities and where dividend payments are not expected to occur in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is treated accordingly.

**Site restoration and other environmental provisions**

The Group provides for the costs of restoring a site where a legal or constructive obligation exists. The cost of raising a provision before exploitation of the raw materials has commenced is included in property, plant and equipment and depreciated over the life of the site. The effect of any adjustments to the provision due to further environmental damage is recorded through operating costs over the life of the site to reflect the best estimate of the expenditure required to settle the obligation at balance sheet date. Changes in the measurement of a provision that result from changes in the estimated timing or amount of cash outflows, or a change in the discount rate, are added to, or deducted from, the cost of the related asset as appropriate in the current period. All provisions are discounted to their present value based on a long-term borrowing rate.

**Emission rights**

The initial allocation of emission rights granted is recognized at nominal amount (nil value). Where a Group company has emissions in excess of the emission rights granted, it will recognize a provision for the shortfall based on the market price at that date. The emission rights are held for compliance purposes only and therefore the Group does not intend to speculate with these in the open market.

**Other provisions**

A provision is recognized when there exists a legal or constructive obligation arising from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of this amount.

**Employee benefits – Defined benefit plans**

Some Group companies provide defined benefit pension plans for employees. Professionally qualified independent actuaries value the funds on a regular basis (1 to 3 years). The obligation and costs of pension benefits are determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs. Actuarial gains or losses are amortized based on the expected average remaining working lives of the participating employees, but only to the extent that the net cumulative unrecognized amount exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the end of the previous year. The pension obligation is measured at the present value of estimated future cash flows using a discount rate that is similar to the interest rate on high quality corporate bonds where the currency and terms of the corporate bonds are consistent with the currency and estimated terms of the defined benefit obligation.

A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, and any unrecognized net actuarial losses and past service costs.

**Employee benefits – Defined contribution plans**

In addition to the defined benefit plans described above, some Group companies sponsor defined contribution plans based on local practices and regulations. The Group's contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

**Employee benefits – Other long-term employment benefits**

Other long-term employment benefits include long-service leave or sabbatical leave, medical aid, jubilee or other long-service benefits, long-term disability benefits and, if they are not payable wholly within twelve months after the year end, profit sharing, bonuses and deferred compensation.

The measurement of these obligations differs from defined benefit plans in that all actuarial gains and losses are recognized immediately and no corridor approach is applied.

**Employee benefits – Equity compensation plans**

The Group operates various equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The amounts are charged to the income statement over the relevant vesting periods and adjusted to reflect actual and expected levels of vesting (note 31).

**Minority interests**

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the consolidated statement of income and within equity in the consolidated balance sheet.

**Revenue recognition**

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Revenue is measured at the fair value of the consideration received net of sales taxes and discounts. Revenue from the sale of goods is recognized when delivery has taken place and the transfer of risks and rewards of ownership has been completed.

Interest is recognized on a time proportion basis that reflects the effective yield on the asset. Dividends are recognized when the shareholder's right to receive payment is established.

Certain activities of the Group are construction contract driven. Consequently contract revenue and contract costs are recognized in the income statement on the percentage of completion method, with the stage of completion being measured by reference to actual work performed to date.

**Contingent liabilities**

Contingent liabilities arise from conditions or situations where the outcome depends on future events. They are disclosed in the notes to the financial statements.

**Financial instruments**

Information about accounting for derivative financial instruments and hedging activities is included in the section "Financial risk management".

## Financial risk management

### Financial risk factors – General risk management approach

The Group's activities expose it to a variety of financial risks, including the effect of changes in debt structure and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures. Therefore, the Group does not enter into derivative or other financial transactions which are unrelated to its operating business. As such, a risk-averse approach is pursued.

Financial risk management within the Group is governed by policies approved by Group management. It provides principles for overall risk management, as well as policies covering specific areas such as interest rate risk, foreign exchange risk, counterparty risk, use of derivative financial instruments and investing excess liquidity.

### Financial risk factors – Market risk

Holcim is exposed to market risk, primarily relating to foreign exchange and interest rate risk. Management actively monitors these exposures. To manage the volatility relating to these exposures, Holcim enters into a variety of derivative financial instruments. The Group's objective is to reduce, where appropriate, fluctuations in earnings and cash flows associated with changes in foreign exchange and interest rate risk. To manage liquid funds, it writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. Holcim, therefore, expects that any loss in value of those instruments generally would be offset by increases in the value of the underlying transactions.

### Financial risk factors – Liquidity risk

Group companies need a sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, for approval at Group level.

The Group maintains sufficient reserves of cash, unused credit lines and readily realizable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international financial markets for financing purposes.

### Financial risk factors – Interest rate risk

The Group is exposed to fluctuations in financing costs and market value movements of its debt portfolio related to changes in market interest rates. Given the Group's substantial net borrowing position, interest rate exposure is mainly addressed through the steering of the fixed/floating ratio of net debt. To manage this mix, Holcim may enter into interest rate swap agreements, in which it exchanges periodic payments, based on notional amounts and agreed-upon fixed and variable interest rates.

### Financial risk factors – Foreign exchange risk

The Group operates internationally and therefore is exposed to foreign exchange risks arising primarily from USD, GBP and EUR but also from various currency exposures in currencies from Europe, North America, Latin America, Africa Middle East and Asia Pacific.

The translation of local balance sheets and statements of income into the Group reporting currency leads to currency translation effects. The Group may hedge certain net investments in foreign entities with foreign currency borrowings or other instruments. Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. To the extent that the net investment hedge is effective, all foreign exchange gains or losses are recognized in equity and included in cumulative translation differences.

Due to the local nature of the cement business, transaction risk is limited. However, for many Group companies, income will be primarily in local currency whereas debt servicing and a significant amount of capital expenditures may be in foreign currencies. As a consequence thereof, subsidiaries may enter into derivative contracts which are designated as either cash flow hedges or fair value hedges, as appropriate, but which does not include the hedging of forecasted transactions as it is not considered economical.

### Financial risk factors – Equities and securities risk

In general, the Group does not hold or acquire any shares or options on shares or other equity products, which are not directly related to the business of the Group.

**Financial risk factors – Credit risk**

Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers.

Credit risks, or the risk of counterparties defaulting, are constantly monitored. Counterparties to financial instruments consist of a large number of major financial institutions. The Group does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, Holcim has no significant concentration of credit risk with any single counterparty or group of counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

**Accounting for derivative financial instruments and hedging activities**

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either (a) a hedge of the fair value of a recognized asset or liability (fair value hedge) or (b) a hedge of a particular risk associated with a recognized asset or liability, such as future interest payments on floating rate debt (cash flow hedge) or (c) a hedge of a foreign currency risk of a firm commitment (cash flow hedge) or (d) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the firm commitment results in the recognition of an asset, for example, property, plant and equipment, or a liability, the gains or losses previously deferred in equity are transferred from equity and included in the initial measurement of the non-financial asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the cash flows, such as interest payments, or hedged firm commitments, affect the income statement.

Changes in the fair value of derivatives that are designated and qualify as net investment hedges and that are highly effective are recognized in equity and included in cumulative translation differences. The amounts deferred in equity are transferred to the income statement on disposal of the foreign entity.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, may not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

When a hedging instrument is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity until the committed transaction occurs. However, if a committed transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. In the case of a fair value hedge, however, the adjustment to the carrying amount of the hedged item is amortized to net profit or loss from the moment it ceases to be adjusted for in changes to fair value, with it being fully amortized by maturity date.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or to investments in foreign entities. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items including translation gains and losses in hedged foreign investments.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 21 and 28. Movements in the cash flow hedging reserve and available-for-sale equity reserve are shown in the statement of changes in consolidated equity of Group Holcim.

**Fair value estimation**

The fair value of publicly traded derivatives and available-for-sale assets is generally based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments.

The amortized cost for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

## 1 Group organization

The scope of consolidation has been affected mainly by the following additions made during 2006 and 2005:

| Newly included in 2006 | Effective as at |
|---|---|
| UK: Foster Yeoman Limited | September 7, 2006 |
| USA: Meyer Material Company | July 21, 2006 |
| India: Gujarat Ambuja Cements Ltd. | May 3, 2006 |
| India: ACC Limited | January 24, 2006 |

| Newly included in 2005 | Effective as at |
|---|---|
| India: Ambuja Cement India Ltd. | April 11, 2005 |
| UK: Aggregate Industries Limited | March 21, 2005 |

On September 7, 2006, Holcim acquired, through its wholly owned subsidiary Aggregate Industries Holdings Limited, the entire issued share capital of **Foster Yeoman Limited**, a privately-held UK heavy building materials group.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Foster Yeoman Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 153 | 153 |
| Property, plant and equipment | 602 | 230 |
| Other long-term assets | 7 | 30 |
| Short-term liabilities | (213) | (113) |
| Long-term provisions | (110) | (43) |
| Other long-term liabilities | (141) | (139) |
| **Net assets** | **298** | **118** |
| | | |
| Minority interest | 0 | |
| **Net assets acquired** | **298** | |
| | | |
| **Total purchase consideration (cash)** | **668** | |
| Fair value of net assets acquired | 298 | |
| **Goodwill** | **370** | |

The initial accounting for Foster Yeoman Limited was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Foster Yeoman Limited enjoys in the UK, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Foster Yeoman Limited contributed net income of CHF 1 million to the Group for the period from September 7, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 388 million and CHF 20 million higher, respectively.

On July 21, 2006, Aggregate Industries Inc., a wholly owned subsidiary of Holcim Ltd, acquired 100 percent of **Meyer Material Company** in the US from a private-equity company.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Meyer Material Company (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 54 | 69 |
| Property, plant and equipment | 297 | 135 |
| Other long-term assets | 5 | 4 |
| Short-term liabilities | (58) | (35) |
| Long-term provisions | (58) | (6) |
| Other long-term liabilities | 0 | 0 |
| **Net assets** | **240** | **167** |
| | | |
| Minority interest | 0 | |
| **Net assets acquired** | **240** | |
| | | |
| **Total purchase consideration (cash)** | **291** | |
| Fair value of net assets acquired | 240 | |
| **Goodwill** | **51** | |

The initial accounting for Meyer Material Company was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Meyer Material Company enjoys in the US and synergies that are expected to arise from the acquisition.

Meyer Material Company contributed net income of CHF 2 million to the Group for the period from July 21, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales would have been CHF 122 million higher. Net income would have been reduced by CHF 9 million which reflects the expected seasonal lower first half-year trading results of Meyer Material Company.

Holcim took control of **Gujarat Ambuja Cements Ltd.** on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Gujarat Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of Gujarat Ambuja Cements Ltd. (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 268 | 231 |
| Property, plant and equipment | 1,124 | 681 |
| Other long-term assets | 842 | 386 |
| Short-term liabilities | (215) | (184) |
| Long-term provisions[1] | (424) | (111) |
| Other long-term liabilities | (188) | (189) |
| **Net assets** | **1,407** | **814** |
| | | |
| Minority interest | (1,189) | |
| **Net assets acquired** | **218** | |
| | | |
| **Total purchase consideration (cash)** | **620** | |
| Fair value of net assets acquired | 218 | |
| **Goodwill** | **402** | |

[1] Fair value includes contingent liabilities of CHF 16 million (carrying amount 0).

The initial accounting for Gujarat Ambuja Cements Ltd. was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Gujarat Ambuja Cements Ltd. contributed net income of CHF 122 million to the Group for the period from May 3, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of **ACC Limited** (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of ACC Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 596 | 490 |
| Property, plant and equipment | 1,591 | 890 |
| Other long-term assets | 322 | 35 |
| Short-term liabilities | (377) | (362) |
| Long-term provisions[1] | (442) | (111) |
| Other long-term liabilities | (393) | (351) |
| **Net assets** | **1,297** | **591** |
| | | |
| Minority interest | (864) | |
| **Net assets acquired** | **433** | |
| | | |
| **Total purchase consideration (cash)** | **669** | |
| Fair value of net assets acquired | 433 | |
| **Goodwill** | **236** | |

[1] Fair value includes contingent liabilities of CHF 97 million (carrying amount 0).

The initial accounting for ACC Limited was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 244 million to the Group for the period from January 24, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

On April 11, 2005, Holcim successfully completed the strategic transaction of **Ambuja Cement India Ltd.** The Group held 67 percent of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33 percent. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. held 94.1 percent in Ambuja Cement Eastern Ltd. and 34.6 percent in ACC Limited at the date the transactions were completed.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Ambuja Cement India Ltd. (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 173 | 174 |
| Property, plant and equipment | 130 | 76 |
| Other long-term assets | 704 | 652 |
| Short-term liabilities | (33) | (34) |
| Long-term provisions | (44) | 0 |
| Other long-term liabilities | (14) | (19) |
| **Net assets** | **916** | **849** |
| | | |
| Minority interest | (307) | |
| **Net assets acquired** | **609** | |
| | | |
| **Total purchase consideration (cash)** | **808** | |
| Fair value of net assets acquired | 609 | |
| **Goodwill** | **199** | |

The goodwill is attributable mainly to the favorable presence that the acquired business enjoys in India and Holcim's entry into a dynamic market.

Ambuja Cement India Ltd. contributed net income of CHF 24 million to the Group in 2005. If the acquisition had occurred on January 1, 2005, Group net sales (based on unaudited financial statements) and net income would have been CHF 38 million and CHF 15 million higher, respectively.

Holcim effectively controlled 100 percent of the shares of **Aggregate Industries Limited** for a total consideration of CHF 4,142 million when the offer to shareholders was declared unconditional on March 21, 2005.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Aggregate Industries Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 1,172 | 1,198 |
| Property, plant and equipment | 4,411 | 3,277 |
| Other long-term assets | 355 | 465 |
| Short-term liabilities | (1,315) | (1,289) |
| Long-term provisions | (1,361) | (860) |
| Other long-term liabilities | (1,372) | (1,257) |
| **Net assets** | **1,890** | **1,534** |
| | | |
| Minority interest | (9) | |
| **Net assets acquired** | **1,881** | |
| | | |
| **Total purchase consideration (cash)** | **4,142** | |
| Fair value of net assets acquired | 1,881 | |
| **Goodwill** | **2,261** | |

The goodwill is attributable to the favorable presence that Aggregate Industries Limited enjoys in the UK and US markets, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Aggregate Industries Limited has been consolidated as from the end of the first quarter 2005 and contributed CHF 134 million to the Group's net income in 2005. If the acquisition had occurred on January 1, 2005, Group net sales for 2005 would have been CHF 710 million (based on unaudited financial statements) higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries Limited.

An overview of the subsidiaries, joint ventures and associated companies is included in section "Principal companies" on pages 148 to 150.

**2 Foreign currencies**

The following table summarizes the principal exchange rates that have been used for translation purposes.

| | Statement of income<br>Average exchange rate in CHF | | | Balance sheet<br>Year-end exchange rate in CHF | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | ±% | 2006 | 2005 | ±% |
| 1 EUR | 1.58 | 1.55 | +1.9 | 1.61 | 1.56 | +3.2 |
| 1 GBP | 2.31 | 2.27 | +1.8 | 2.40 | 2.26 | +6.2 |
| 1 USD | 1.25 | 1.25 | – | 1.22 | 1.32 | –7.6 |
| 1 CAD | 1.11 | 1.03 | +7.8 | 1.05 | 1.13 | –7.1 |
| 100 MXN | 11.50 | 11.47 | +0.3 | 11.24 | 12.37 | –9.1 |
| 1 ZAR | 0.19 | 0.20 | –5.0 | 0.17 | 0.21 | –19.0 |
| 100 INR | 2.77 | 2.83 | –2.1 | 2.75 | 2.91 | –5.5 |
| 100 THB | 3.32 | 3.10 | +7.1 | 3.44 | 3.21 | +7.2 |
| 1000 IDR | 0.14 | 0.13 | +7.7 | 0.14 | 0.13 | +7.7 |
| 100 PHP | 2.45 | 2.27 | +7.9 | 2.49 | 2.48 | +0.4 |
| 1 AUD | 0.95 | 0.95 | – | 0.97 | 0.96 | +1.0 |

## 3 Adoption of revised International Financial Reporting Standards

### Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2005), foreign exchange rate movements are recognized again directly in equity (currency translation effects) in respect of all qualifying intergroup equity loans irrespective of the currency of the loan. Prior to January 1, 2006, all foreign exchange rate movements on qualifying intergroup equity loans that were not denominated in either the functional currency of the borrower or lender were recognized directly in the statement of income. In 2005, the effect of this amendment has resulted in an additional income statement charge of CHF 29 million within financial expenses net. However, total shareholders' equity remained unchanged at December 31, 2005.

### Additional disclosures for employee benefits

The adoption of IAS 19 (revised 2005) has no effect on the consolidated financial statements, apart from additional disclosures in note 31 "Employee benefits".

**Effect of the adoption of revised International Financial Reporting Standards**

| | Attributable to equity holders of Holcim Ltd | |
|---|---|---|
| Million CHF | Retained earnings | Currency translation effects |
| **Equity as previously reported at January 1, 2005** | **6,910** | **(2,245)** |
| Change in treatment of currency translation effects on intergroup loans | 29 | (29) |
| **Restated opening balances as at January 1, 2005** | **6,939** | **(2,274)** |
| **Equity as previously reported at January 1, 2006** | **8,170** | **(1,045)** |
| Change in treatment of currency translation effects on intergroup loans | 0 | 0 |
| **Restated opening balances as at January 1, 2006** | **8,170** | **(1,045)** |

**4 Segment information**

| Information by region | Europe | | North America | | Latin America | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| **Statement of income, balance sheet and cash flow statement** | | | | | | |
| Million CHF | | | | | | |
| Net sales to external customers | 8,587 | 6,964 | 5,517 | 4,704 | 3,529 | 3,046 |
| Net sales to other segments | 86 | 73 | 3 | | 146 | 112 |
| Total net sales | 8,673 | 7,037 | 5,520 | 4,704 | 3,675 | 3,158 |
| Operating EBITDA[1] | 1,966 | 1,605 | 1,033 | 928 | 1,244 | 1,126 |
| Operating EBITDA margin in % | 22.7 | 22.8 | 18.7 | 19.7 | 33.9 | 35.7 |
| Depreciation and amortization of operating assets | (564) | (480) | (356) | (289) | (251) | (260) |
| Operating profit | 1,402 | 1,125 | 677 | 639 | 993 | 866 |
| Operating profit margin in % | 16.2 | 16.0 | 12.3 | 13.6 | 27.0 | 27.4 |
| Depreciation and amortization of non-operating assets | (4) | (11) | 2 | (7) | (1) | (1) |
| Other (expenses) income net | (42) | (80) | (57) | (35) | (128) | (125) |
| Share of profit (loss) of associates | 33 | 14 | | | (3) | |
| Other financial income | 74 | 82 | 2 | 2 | 19 | 38 |
| EBITDA | 2,035 | 1,632 | 976 | 902 | 1,133 | 1,040 |
| Investments in associates | 171 | 168 | 1 | 2 | 29 | 33 |
| Net operating assets | 10,577 | 8,908 | 6,564 | 6,654 | 4,650 | 4,919 |
| Total assets | 14,903 | 15,222 | 8,993 | 8,551 | 6,018 | 6,590 |
| Total liabilities | 9,211 | 8,060 | 4,682 | 4,475 | 3,511 | 2,394 |
| Cash flow from operating activities | 1,465 | 1,365 | 532 | 611 | 771 | 739 |
| Cash flow margin in % | 16.9 | 19.4 | 9.6 | 13.0 | 21.0 | 23.4 |
| Cash flow used in investing activities | (1,764) | (820) | (909) | (246) | (192) | 142 |
| Impairment loss | (4) | (9) | | | | (3) |
| **Capacity and sales** | | | | | | |
| Million t | | | | | | |
| Annual production capacity cement | 46.9 | 47.2 | 22.1 | 22.3 | 35.3 | 34.9 |
| Sales of cement | 32.9 | 31.8 | 17.7 | 18.2 | 25.9 | 23.7 |
| Sales of mineral components | 2.2 | 1.9 | 2.4 | 2.3 | | |
| Sales of aggregates | 95.4 | 79.7 | 65.1 | 65.0 | 12.7 | 11.7 |
| Sales of asphalt | 6.0 | 4.7 | 9.3 | 8.6 | | |
| Million $m^3$ | | | | | | |
| Sales of ready-mix concrete | 20.0 | 17.6 | 7.0 | 6.1 | 10.1 | 8.7 |
| **Personnel** | | | | | | |
| Number of personnel | 22,006 | 20,458 | 11,268 | 10,393 | 12,234 | 10,904 |

| Information by product | Cement[2] | |
|---|---|---|
| | 2006 | 2005 |
| **Statement of income, balance sheet and cash flow statement** | | |
| Million CHF | | |
| Net sales to external customers | 13,931 | 10,521 |
| Net sales to other segments | 1,279 | 1,040 |
| Total net sales | 15,210 | 11,561 |
| Operating EBITDA | 4,957 | 3,629 |
| Operating EBITDA margin in % | 32.6 | 31.4 |
| Operating profit | 3,832 | 2,761 |
| Net operating assets | 19,917 | 16,646 |
| Cash flow used in investing activities | (1,836) | (2,029) |
| **Personnel** | | |
| Number of personnel | 57,878 | 34,543 |

[1] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.

[2] Cement, clinker and other cementitious materials.

| Africa Middle East | | Asia Pacific | | Corporate/Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|
| 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| 2,003 | 1,786 | 4,333 | 1,968 | | | 23,969 | 18,468 |
| 83 | 87 | 412 | 320 | (730) | (592) | | |
| 2,086 | 1,873 | 4,745 | 2,288 | (730) | (592) | 23,969 | 18,468 |
| 692 | 614 | 1,366 | 570 | (215) | (216) | 6,086 | 4,627 |
| 33.2 | 32.8 | 28.8 | 24.9 | | | 25.4 | 25.1 |
| (90) | (90) | (433) | (208) | (7) | 16 | (1,701) | (1,311) |
| 602 | 524 | 933 | 362 | (222) | (200) | 4,385 | 3,316 |
| 28.9 | 28.0 | 19.7 | 15.8 | | | 18.3 | 18.0 |
| (1) | (1) | (3) | (5) | (15) | (3) | (22) | (28) |
| (40) | (20) | (27) | (22) | 391 | 276 | 97 | (6) |
| | | 11 | 27 | 48 | 34 | 89 | 75 |
| 2 | | 3 | 13 | (61) | (102) | 39 | 33 |
| 655 | 595 | 1,356 | 593 | 178 | (5) | 6,333 | 4,757 |
| 2 | 3 | 38 | 713 | 486 | 472 | 727 | 1,391 |
| 1,042 | 1,163 | 7,952 | 4,049 | 48 | 415 | 30,833 | 26,108 |
| 2,444 | 2,336 | 11,635 | 6,249 | 709 | (837) | 44,702 | 38,111 |
| 1,386 | 1,150 | 3,989 | 2,385 | 3,198 | 5,397 | 25,977 | 23,861 |
| 515 | 540 | 1,054 | 410 | 86 | (260) | 4,423 | 3,405 |
| 24.7 | 28.8 | 22.2 | 17.9 | | | 18.5 | 18.4 |
| (379) | (407) | (342) | (30) | (795) | (4,978) | (4,381) | (6,339) |
| | | | | | | (4) | (12) |
| 17.7 | 15.3 | 75.8 | 40.7 | | | 197.8 | 160.4 |
| 15.3 | 14.8 | 55.0 | 28.9 | (6.1) | (6.8) | 140.7 | 110.6 |
| 0.8 | 0.8 | 0.6 | 0.5 | | | 6.0 | 5.5 |
| 11.2 | 9.7 | 3.2 | 3.2 | | | 187.6 | 169.3 |
| | | | | | | 15.3 | 13.3 |
| 2.5 | 2.3 | 4.6 | 3.5 | | | 44.2 | 38.2 |
| 5,218 | 5,318 | 37,212 | 12,045 | 845 | 783 | 88,783 | 59,901 |

| Aggregates | | Other construction materials and services | | Corporate/Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|
| 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| 2,000 | 1,500 | 8,038 | 6,447 | | | 23,969 | 18,468 |
| 964 | 793 | 565 | 416 | (2,808) | (2,249) | | |
| 2,964 | 2,293 | 8,603 | 6,863 | (2,808) | (2,249) | 23,969 | 18,468 |
| 614 | 485 | 515 | 513 | | | 6,086 | 4,627 |
| 20.7 | 21.2 | 6.0 | 7.5 | | | 25.4 | 25.1 |
| 301 | 257 | 252 | 298 | | | 4,385 | 3,316 |
| 6,343 | 5,501 | 4,573 | 3,961 | | | 30,833 | 26,108 |
| (899) | (3,036) | (756) | (1,611) | (890) | 337 | (4,381) | (6,339) |
| 7,136 | 6,542 | 23,724 | 18,750 | 45 | 66 | 88,783 | 59,901 |

**5 Change in consolidated net sales**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Volume and price | 1,647 | 1,329 |
| Change in structure | 3,608 | 3,735 |
| Currency translation effects | 246 | 189 |
| **Total** | **5,501** | **5,253** |

**6 Production cost of goods sold**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Material expenses | (3,782) | (2,701) |
| Fuel expenses | (1,071) | (715) |
| Electricity expenses | (1,152) | (890) |
| Personnel expenses | (2,054) | (1,763) |
| Depreciation and amortization | (1,411) | (1,073) |
| Other production expenses | (3,047) | (2,564) |
| Change in inventory | (99) | (33) |
| **Total** | **(12,616)** | **(9,739)** |

**7 Distribution and selling expenses**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Distribution expenses | (4,723) | (3,547) |
| Selling expenses | (635) | (512) |
| **Total** | **(5,358)** | **(4,059)** |

**8 Summary of depreciation and amortization**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Production facilities | (1,411) | (1,073) |
| Distribution and sales facilities | (214) | (169) |
| Administration facilities | (76) | (69) |
| **Total depreciation and amortization of operating assets (A)** | **(1,701)** | **(1,311)** |
| | | |
| Impairment of investments in associates | (10) | 0 |
| Ordinary depreciation of non-operating assets | (4) | (25) |
| Unusual write-offs | (8) | (3) |
| **Total depreciation and amortization of non-operating assets (B)** | **(22)** | **(28)** |
| | | |
| **Total depreciation and amortization (A+B)** | **(1,723)** | **(1,339)** |
| Of which depreciation of property, plant and equipment | (1,581) | (1,239) |

**9 Change in consolidated operating EBITDA**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Volume, price and cost | 611 | 377 |
| Change in structure | 809 | 607 |
| Currency translation effects | 39 | 55 |
| **Total** | **1,459** | **1,039** |

**10 Other income (expenses) net**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Dividends earned | 9 | 14 |
| Other ordinary income net | 110 | 8 |
| Depreciation and amortization of non-operating assets | (22) | (28) |
| **Total** | **97** | **(6)** |

In 2006, the position other ordinary income net mainly includes gains on disposal of property, plant and equipment.

**11 Financial income**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Interest earned on cash and marketable securities | 149 | 113 |
| Other financial income | 39 | 33 |
| **Total** | **188** | **146** |

**12 Financial expenses**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Interest expenses | (869) | (866) |
| Fair value change on financial instruments | (147) | (12) |
| Amortized discounts on bonds and private placements | (11) | (17) |
| Other financial expenses | (62) | (22) |
| Foreign exchange gain net | 113 | 31 |
| Financial expenses capitalized | 14 | 9 |
| **Total** | **(962)** | **(877)** |
| Of which to associates | (1) | (1) |

The average rate of interest of financial liabilities at December 31, 2006 was 5 percent (2005: 4.9).

Financial expenses capitalized comprise interest expenditures on large-scale projects during the year.

The position fair value changes on financial instruments includes a charge of CHF 128 million (2005: 22) on the USD convertible bonds. The revised IFRS effective January 1, 2005 require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. In 2006, these changes were driven by the weaker USD exchange rate against the CHF and the increase of the underlying Holcim share price.

**13 Income taxes**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Current taxes | (1,086) | (730) |
| Deferred taxes | 8 | (135) |
| **Total** | **(1,078)** | **(865)** |

**Deferred tax by type**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Property, plant and equipment | (62) | (112) |
| Provisions | (35) | (21) |
| Tax losses carryforward | 4 | 9 |
| Other | 101 | (11) |
| **Total** | **8** | **(135)** |

The Group's expected tax rate is a weighted average tax rate based on profit (losses) before taxes of the Group companies.

**Reconciliation of tax rate**

| | 2006 | 2005 |
|---|---|---|
| **Group's expected tax rate** | **30%** | **30%** |
| Effect of non-deductible items and income taxed at different tax rates | (3%) | 1% |
| Increase of unrecognized tax loss carryforwards | 1% | 0% |
| Other items | 0% | 2% |
| **Group's effective tax rate** | **28%** | **33%** |

## 14 Research and development

Research and development expenses continue to be limited to the existing product range and to investigating production processes and environmental protection. Basic research costs of CHF 25 million (2005: 22) were charged directly to the consolidated statement of income. No significant costs were incurred for licenses obtained from third parties, nor was any major revenue generated from licenses granted.

## 15 Earnings per share

| | 2006 | 2005 |
|---|---|---|
| **Basic earnings per share in CHF** | **8.64** | **6.61** |
| Net income – equity holders of Holcim Ltd – as per income statement (in million CHF) | 2,104 | 1,511 |
| Weighted average number of shares outstanding | 243,449,051 | 228,722,218 |
| **Fully diluted earnings per share in CHF** | **8.50** | **6.52** |
| Net income – equity holders of Holcim Ltd – as per income statement (in million CHF) | 2,104 | 1,511 |
| Elimination of financial expenses on convertible debt (in million CHF) | 25 | 24 |
| Net income used to determine diluted earnings per share (in million CHF) | 2,129 | 1,535 |
| Weighted average number of shares outstanding | 243,449,051 | 228,722,218 |
| Adjustment for assumed conversion of convertible debt | 6,862,193 | 6,786,870 |
| Adjustment for assumed exercise of share options | 164,144 | 98,218 |
| Weighted average number of shares for diluted earnings per share | 250,475,388 | 235,607,306 |

In conformity with the decision taken at the annual general meeting on May 12, 2006, a dividend related to 2005 of CHF 1.65 per registered share has been paid on May 16, 2006. This resulted in a total ordinary dividend payment of CHF 382 million.

### 16 Cash and cash equivalents

| Million CHF | 2006 | 2005 |
|---|---|---|
| Cash at bank and on hand | 1,192 | 1,069 |
| Short-term deposits | 2,016 | 2,263 |
| **Total** | **3,208** | **3,332** |

Cash and cash equivalents include cash on hand and financial instruments that are readily convertible into a known amount of cash with original maturities of three months or less.

### 17 Accounts receivable

| Million CHF | 2006 | 2005 |
|---|---|---|
| Accounts receivable – trade | 3,089 | 2,825 |
| Accounts receivable – associates | 94 | 99 |
| Other receivables | 648 | 570 |
| Derivative assets | 6 | 6 |
| Allowances for doubtful accounts | (178) | (175) |
| **Total** | **3,659** | **3,325** |
| Of which pledged/restricted | 15 | 10 |

### 18 Inventories

| Million CHF | 2006 | 2005 |
|---|---|---|
| Raw materials and additives | 364 | 278 |
| Semifinished and finished products | 1,024 | 876 |
| Fuels | 261 | 190 |
| Parts and supplies | 574 | 468 |
| Unbilled services | 59 | 53 |
| **Total** | **2,282** | **1,865** |

In 2006, the Group recognized inventory write-downs to net realizable value of CHF 3 million (2005: 14). The carrying amount of inventories carried at net realizable value was CHF 60 million (2005: 7).

### 19 Financial assets

| Million CHF | 2006 | 2005 |
|---|---|---|
| Financial investments – third parties | 153 | 117 |
| Long-term receivables – associates | 133 | 145 |
| Long-term receivables – third parties | 398 | 301 |
| Derivative assets | 5 | 136 |
| **Total** | **689** | **699** |
| Of which pledged/restricted | 1 | 0 |

The carrying amount of financial assets held for trading was CHF 0 million (2005: 101).

The fair value of long-term receivables amounted to CHF 485 million (2005: 382).

Long-term receivables and derivative assets are primarily denominated in EUR, GBP, USD and the repayment dates vary between one and 38 years.

**20 Investments in associates**

| Million CHF | 2006 | 2005 |
|---|---|---|
| **January 1** | **1,391** | **456** |
| Reclassification of goodwill | 0 | 183 |
| Share of profit of associates | 89 | 75 |
| Dividends earned | (63) | (50) |
| Acquisitions (Disposals) net | 578 | 679 |
| Reclassification | (1,230) | 0 |
| Currency translation effects | (38) | 48 |
| **December 31** | **727** | **1,391** |

In 2006, the item "Reclassification" include a decrease of CHF 1,230 million relating to the first-time consolidation of ACC Limited and Gujarat Ambuja Cements Ltd. in India when Holcim acquired control on January 24, 2006 and on May 3, 2006, respectively. In 2005, acquisitions included an investment of CHF 655 million related to the acquisition of 34.6 percent of the shares of ACC Limited.

Sales to and purchases from associates amounted to CHF 197 million (2005: 179) and CHF 88 million (2005: 72), respectively.

The following amounts represent the Group's share of assets, liabilities, sales and net income of associates:

**Aggregated financial information – associates**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Total assets | 1,393 | 2,349 |
| Total liabilities | (666) | (958) |
| **Net assets** | **727** | **1,391** |
| | | |
| Net sales | 839 | 1,028 |
| Net income | 56 | 75 |

**21 Derivative assets**

Included in financial assets (note 19) are derivative assets with maturities exceeding one year; derivative assets with maturities of one year are included in accounts receivable (note 17).

**Derivative assets**

| Million CHF | Fair value 2006 | Nominal amount 2006 | Fair value 2005 | Nominal amount 2005 |
|---|---|---|---|---|
| **Fair value hedges** | | | | |
| Interest rate | 8 | 624 | 33 | 1,065 |
| Currency | 0 | 0 | 0 | 3 |
| Cross-currency | 0 | 0 | 0 | 0 |
| **Total fair value hedges** | **8** | **624** | **33** | **1,068** |
| | | | | |
| **Cash flow hedges** | | | | |
| Interest rate | 3 | 148 | 19 | 770 |
| Currency | 0 | 0 | 0 | 8 |
| Cross-currency | 0 | 0 | 0 | 0 |
| **Total cash flow hedges** | **3** | **148** | **19** | **778** |
| | | | | |
| **Net investment hedges** | | | | |
| Currency | 0 | 0 | 0 | 0 |
| Cross-currency | 0 | 0 | 0 | 0 |
| **Total net investment hedges** | **0** | **0** | **0** | **0** |
| | | | | |
| **Held for trading** | | | | |
| Interest rate | 0 | 0 | 1 | 60 |
| Currency | 0 | 0 | 0 | 2 |
| Cross-currency | 0 | 0 | 89 | 452 |
| **Total held for trading** | **0** | **0** | **90** | **514** |
| | | | | |
| **Grand total** | **11** | **772** | **142** | **2,360** |

| Million CHF | Fair value 2006 | Fair value 2005 |
|---|---|---|
| **Derivative assets related to fair value hedges have the following maturities:** | | |
| Within 1 year | 3 | 1 |
| Within 2 years | 0 | 0 |
| Within 3 years | 0 | 1 |
| Within 4 years | 0 | 1 |
| Within 5 years | 5 | 14 |
| Thereafter | 0 | 16 |
| **Total** | **8** | **33** |
| **Derivative assets related to cash flow hedges have the following maturities:** | | |
| Within 1 year | 3 | 4 |
| Within 2 years | 0 | 15 |
| Within 3 years | 0 | 0 |
| Within 4 years | 0 | 0 |
| Within 5 years | 0 | 0 |
| Thereafter | 0 | 0 |
| **Total** | **3** | **19** |
| **Derivative assets related to net investment hedges have the following maturities:** | | |
| Within 1 year | 0 | 0 |
| Within 2 years | 0 | 0 |
| Within 3 years | 0 | 0 |
| Within 4 years | 0 | 0 |
| Within 5 years | 0 | 0 |
| Thereafter | 0 | 0 |
| **Total** | **0** | **0** |
| **Held for trading derivative assets have the following maturities:** | | |
| Within 1 year | 0 | 1 |
| Within 2 years | 0 | 0 |
| Within 3 years | 0 | 0 |
| Within 4 years | 0 | 63 |
| Within 5 years | 0 | 0 |
| Thereafter | 0 | 26 |
| **Total** | **0** | **90** |
| **Grand total** | **11** | **142** |

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

## 22 Property, plant and equipment

| Million CHF | Land | Buildings, installations | Machines | Furniture, vehicles, tools | Construction in progress | Total |
|---|---|---|---|---|---|---|
| **2005** | | | | | | |
| At cost of acquisition | 2,284 | 5,952 | 14,799 | 2,307 | 872 | 26,214 |
| Accumulated depreciation | (560) | (2,775) | (8,111) | (1,568) | (76) | (13,090) |
| **Net book value as at January 1** | **1,724** | **3,177** | **6,688** | **739** | **796** | **13,124** |
| Change in structure | 3,240 | 405 | 720 | 215 | 27 | 4,607 |
| Additions | 36 | 73 | 212 | 54 | 1,370 | 1,745 |
| Disposals | (33) | (13) | (23) | (18) | 0 | (87) |
| Transferred from construction in progress | 44 | 323 | 540 | 176 | (1,083) | 0 |
| Depreciation | (37) | (512) | (487) | (200) | (3) | (1,239) |
| Impairment loss (charged to income) | (3) | (6) | (2) | (1) | 0 | (12) |
| Currency translation effects | 276 | 353 | 910 | 70 | 20 | 1,629 |
| **Net book value as at December 31** | **5,247** | **3,800** | **8,558** | **1,035** | **1,127** | **19,767** |
| At cost of acquisition | 5,825 | 7,255 | 17,464 | 2,856 | 1,127 | 34,527 |
| Accumulated depreciation | (578) | (3,455) | (8,906) | (1,821) | 0 | (14,760) |
| **Net book value as at December 31** | **5,247** | **3,800** | **8,558** | **1,035** | **1,127** | **19,767** |
| Net asset value of leased property, plant and equipment | | | | | | 205 |
| Of which pledged/restricted | | | | | | 731 |
| **2006** | | | | | | |
| **Net book value as at January 1** | **5,247** | **3,800** | **8,558** | **1,035** | **1,127** | **19,767** |
| Change in structure | 793 | 627 | 1,661 | 376 | 158 | 3,615 |
| Additions | 61 | 31 | 206 | 52 | 2,203 | 2,553 |
| Disposals | (100) | (12) | (20) | (16) | (1) | (149) |
| Transferred from construction in progress | 76 | 236 | 696 | 283 | (1,291) | 0 |
| Depreciation | (127) | (252) | (926) | (276) | 0 | (1,581) |
| Impairment loss (charged to income) | (1) | (1) | (2) | 0 | 0 | (4) |
| Currency translation effects | (30) | (87) | (198) | (10) | (45) | (370) |
| **Net book value as at December 31** | **5,919** | **4,342** | **9,975** | **1,444** | **2,151** | **23,831** |
| At cost of acquisition | 6,615 | 7,973 | 19,230 | 3,331 | 2,151 | 39,300 |
| Accumulated depreciation | (696) | (3,631) | (9,255) | (1,887) | 0 | (15,469) |
| **Net book value as at December 31** | **5,919** | **4,342** | **9,975** | **1,444** | **2,151** | **23,831** |
| Net asset value of leased property, plant and equipment | | | | | | 193 |
| Of which pledged/restricted | | | | | | 2,660 |

The net book value of CHF 23,831 million (2005: 19,767) represents 60.6 percent (2005: 55.3) of the original cost of all assets. At December 31, 2006, the fire insurance value of property, plant and equipment amounted to CHF 27,514 million (2005: 25,441). Net gains on sale of property, plant and equipment amounted to CHF 70 million (2005: 43).

Included in land, buildings and installations is investment property with a net book value of CHF 83 million (2005: 111). Rental income related to investment property amounted to CHF 2 million (2005: 2).

Non-current assets held for sale of CHF 119 (2005: 21) million are included in the balance sheet item "Prepaid expenses and other current assets".

## 23 Intangible and other assets

| Million CHF | Goodwill | Other intangible assets | Total |
|---|---|---|---|
| **2005** | | | |
| At cost of acquisition | 5,419 | 494 | 5,913 |
| Accumulated depreciation | (1,870) | (289) | (2,159) |
| **Net book value as at January 1** | **3,549** | **205** | **3,754** |
| Derecognition of negative goodwill[1] | 50 | 0 | 50 |
| Reclassification[2] | (183) | 0 | (183) |
| Change in consolidation structure | 2,598 | 188 | 2,786 |
| Additions | 42 | 91 | 133 |
| Disposals | 0 | 0 | 0 |
| Amortization | 0 | (66) | (66) |
| Impairment loss (charged to income) | 0 | 0 | 0 |
| Currency translation effects | 444 | 14 | 458 |
| **Net book value as at December 31** | **6,500** | **432** | **6,932** |
| At cost of acquisition | 6,500 | 787 | 7,287 |
| Accumulated depreciation | – | (355) | (355) |
| **Net book value as at December 31** | **6,500** | **432** | **6,932** |
| **Other assets net** | | | **289** |
| **Total** | | | **7,221** |
| **2006** | | | |
| **Net book value as at January 1** | **6,500** | **432** | **6,932** |
| Change in consolidation structure | 1,081 | 675 | 1,756 |
| Additions | 619 | 62 | 681 |
| Disposals | 0 | 0 | 0 |
| Depreciation | 0 | (120) | (120) |
| Impairment loss (charged to income) | 0 | 0 | 0 |
| Currency translation effects | (60) | (4) | (64) |
| **Net book value as at December 31** | **8,140** | **1,045** | **9,185** |
| At cost of acquisition | 8,140 | 1,520 | 9,660 |
| Accumulated depreciation | – | (475) | (475) |
| **Net book value as at December 31** | **8,140** | **1,045** | **9,185** |
| **Other assets net** | | | **234** |
| **Total** | | | **9,419** |

The other intangible assets included above have finite useful lives, over which the assets are amortized.

[1] Negative goodwill of CHF 50 million (net book value) was derecognized on January 1, 2005, in accordance with IFRS 3.
[2] Goodwill (net book value) related to investments in associated companies was reclassified to investments in associates (see note 20).

**Impairment tests for goodwill**

For the purpose of impairment testing, goodwill is allocated to a cash generating unit or to a group of cash generating units that are expected to benefit from the synergies of the respective business combination. The Group's cash generating units are defined on the basis of geographical market, normally country-related. The carrying amount of goodwill allocated to the countries or regions stated below is significant in comparison with the total carrying amount of goodwill, while the carrying amount of goodwill allocated to the other cash generating units is individually not significant.

For the impairment test, the recoverable amount of a cash generating unit, which has been determined based on value in use, is compared to its carrying amount. An impairment loss is only recognized if the carrying amount of the cash generating unit exceeds its recoverable amount. Future cash flows are discounted using the Weighted Average Cost of Capital (WACC) adjusted for country-specific inflation risks.

The cash flow projections are based on a four-year financial planning period approved by management. Cash flows beyond the four-year budget period are extrapolated based either on steady or increasing sustainable cash flows. In any event, the growth rate does not exceed the long-term average growth rate for the relevant market in which the cash generating unit operates.

In respect of the goodwill allocated to "Others" the same impairment model and parameters are used as is the case with individually significant goodwill positions, except that different key assumptions are used depending on the risks associated with the respective cash generating units.

**Key assumptions used for value-in-use calculations in respect of goodwill**

| Cash generating unit | Carrying amount of goodwill | Currency | Pre-tax discount rate | Long-term GDP growth rate |
|---|---|---|---|---|
| Million CHF | Total 2006 | | | |
| North America | 1,630 | USD | 9.1% | 2.9% |
| United Kingdom | 1,348 | GBP | 8.9% | 2.4% |
| India | 1,165 | INR | 13.3% | 6.1% |
| Mexico | 582 | MXN | 11.0% | 3.8% |
| Others[1] | 3,415 | Various | 7.4%–17.1% | 1.5%–7.0% |
| **Total** | **8,140** | | | |

**Sensitivity to changes in assumptions**

With regard to the assessment of value-in-use of a cash generating unit or a group of cash generating units, management believes that a reasonably possible change in the pre-tax discount rate of 1 pp would not cause the carrying amount of a cash generating unit or a group of cash generating units to materially exceed its recoverable amount.

[1] Individually not significant.

### 24 Joint ventures

The following amounts represent the effect of proportionate consolidated assets, liabilities and sales and results of significant joint ventures disclosed on pages 148 and 149.

The amounts are included in the consolidated balance sheet and statement of income.

**Balance sheet**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Current assets | 309 | 348 |
| Long-term assets | 1,359 | 1,270 |
| **Total assets** | **1,668** | **1,618** |
| | | |
| Short-term liabilities | 641 | 274 |
| Long-term liabilities | 249 | 424 |
| **Total liabilities** | **890** | **698** |
| | | |
| **Net assets** | **778** | **920** |

**Statement of income**

| Million CHF | 2006 | 2005 |
|---|---|---|
| **Net sales** | **1,070** | **942** |
| | | |
| **Operating profit** | **308** | **275** |
| | | |
| **Net income after minority interests** | **227** | **214** |

Sales to and purchases from significant joint ventures amounted to CHF 75 million (2005: 168) and CHF 144 million (2005: 159), respectively.

### 25 Trade accounts payable

| Million CHF | 2006 | 2005 |
|---|---|---|
| Trade accounts payable – associates | 14 | 17 |
| Trade accounts payable – third parties | 2,353 | 2,094 |
| Advance payments from customers | 201 | 79 |
| **Total** | **2,568** | **2,190** |

### 26 Current financial liabilities

| Million CHF | 2006 | 2005 |
|---|---|---|
| Current financial liabilities – associates | 13 | 14 |
| Current financial liabilities – third parties | 2,551 | 1,064 |
| Current portion of long-term financial liabilities | 1,014 | 1,598 |
| Derivative liabilities | 12 | 6 |
| **Total** | **3,590** | **2,682** |

The fair values of current financial liabilities are not materially different from their carrying amounts.

## 27 Long-term financial liabilities

| Million CHF | 2006 | 2005 |
|---|---|---|
| Long-term financial liabilities – associates | 8 | 1 |
| Long-term financial liabilities – third parties | 12,435 | 13,319 |
| Derivative liabilities | 27 | 60 |
| **Total** | **12,470** | **13,380** |
| Of which secured | 129 | 245 |

**Details of total financial liabilities**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Loans from financial institutions | 7,444 | 7,104 |
| Outstanding bonds and private placements | 8,408 | 8,716 |
| Obligations under finance leases | 208 | 242 |
| **Total** | **16,060** | **16,062** |
| Current financial liabilities (note 26) | 3,590 | 2,682 |
| Long-term financial liabilities | 12,470 | 13,380 |

Loans from financial institutions include amounts due to banks and other financial institutions. Interest rates on these amounts, which are primarily denominated in EUR, GBP and USD, average approximately 5.1 percent (2005: 5.4). Repayment dates vary between one and 15 years. CHF 3,154 million (2005: 1,768 ) are due within one year.

Unutilized credit lines totaled CHF 8,332 million (2005: 6,925) at year-end 2006, of which CHF 5,435 million (2005: 3,628) are committed.

The fair values of long-term financial liabilities amount to CHF 12,905 million (2005: 13,798).

**Total financial liabilities by currency**

| Currency | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Million CHF | In % | Interest rate | Million CHF | In % | Interest rate |
| CHF | 2,581 | 16.1 | 2.4 | 1,654 | 10.3 | 2.4 |
| EUR | 3,820 | 23.8 | 4.3 | 3,440 | 21.4 | 3.7 |
| GBP | 3,061 | 19.1 | 5.9 | 4,407 | 27.4 | 5.3 |
| USD | 3,905 | 24.3 | 5.4 | 4,020 | 25.0 | 5.0 |
| AUD | 431 | 2.7 | 6.7 | 428 | 2.7 | 6.2 |
| INR | 325 | 2.0 | 7.5 | 20 | 0.0 | 0.0 |
| THB | 279 | 1.7 | 6.4 | 255 | 1.6 | 6.4 |
| NZD | 173 | 1.1 | 8.1 | 279 | 1.7 | 8.1 |
| Others | 1,485 | 9.2 | 6.9 | 1,559 | 9.9 | 8.0 |
| **Total** | **16,060** | **100.0** | **5.0** | **16,062** | **100.0** | **4.9** |

**Interest rate structure of total financial liabilities**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Financial liabilities at fixed rates | 7,490 | 6,584 |
| Financial liabilities at variable rates | 8,570 | 9,478 |
| **Total** | **16,060** | **16,062** |

Long-term financial liabilities that are hedged effectively to a fixed or floating rate are included in the table above at the hedged rate.

**Maturity schedule of long-term financial liabilities**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Within 2 years | 1,145 | 666 |
| Within 3 years | 3,489 | 4,094 |
| Within 4 years | 2,045 | 1,321 |
| Within 5 years | 1,341 | 1,964 |
| Thereafter | 4,450 | 5,335 |
| **Total** | **12,470** | **13,380** |

**Future minimum lease payments**

| | Operating leases | Finance leases | Operating leases | Finance leases |
|---|---|---|---|---|
| Million CHF | 2006 | 2006 | 2005 | 2005 |
| Within 1 year | 166 | 49 | 104 | 54 |
| Within 2 years | 133 | 46 | 87 | 39 |
| Within 3 years | 113 | 36 | 75 | 35 |
| Within 4 years | 98 | 29 | 67 | 32 |
| Within 5 years | 82 | 24 | 59 | 21 |
| Thereafter | 453 | 109 | 194 | 174 |
| **Total** | **1,045** | **293** | **586** | **355** |
| Interest | | (85) | | (113) |
| **Total finance leases** | | **208** | | **242** |

Total expenses for operating leases recognized in the consolidated statement of income in 2006 was CHF 170 million (2005: 82). There are no individually significant operating lease agreements.

**Outstanding bonds and private placements as at December 31**

| Nominal value | Nominal interest rate | Effective interest rate | Term | Remarks | Net book value | Net book value |
|---|---|---|---|---|---|---|
| Million CHF | | | | | 2006 | 2005 |
| **Holcim Ltd** | | | | | | |
| CHF 500 | 4.00% | 4.33% | 1998–2009 | Notes with fixed interest rate | 496 | 494 |
| CHF 500 | 2.50% | 2.69% | 2005–2012 | Notes with fixed interest rate | 495 | 495 |
| CHF 250 | 3.00% | 3.19% | 2006–2015 | Notes with fixed interest rate | 247 | 0 |
| **Holcim Capital Corporation Ltd.** | | | | | | |
| CHF 150 | 5.00% | | 1996–2006 | Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception | 0 | 158 |
| CHF 200 | 3.75% | 5.57% | 1997–2007 | Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception | 165 | 179 |
| USD 100 | 6.35% | | 2001–2006 | Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception | 0 | 133 |
| USD 149 | 6.35% | | 2001–2006 | Private placement guaranteed by Holcim Ltd | 0 | 196 |
| USD 32 | 6.60% | 6.44% | 2001–2008 | Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception | 39 | 43 |
| USD 136 | 6.60% | 6.65% | 2001–2008 | Private placement guaranteed by Holcim Ltd | 166 | 179 |
| USD 150 | 7.05% | 6.74% | 2001–2011 | Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception | 188 | 207 |
| USD 208 | 7.05% | 7.08% | 2001–2011 | Private placement guaranteed by Holcim Ltd | 253 | 273 |
| USD 50 | 7.65% | 7.65% | 2001–2031 | Private placement guaranteed by Holcim Ltd | 61 | 66 |
| USD 35 | 5.83% | 5.85% | 2002–2007 | Private placement guaranteed by Holcim Ltd | 43 | 46 |
| USD 105 | 5.93% | 5.95% | 2002–2009 | Private placement guaranteed by Holcim Ltd | 128 | 138 |
| USD 65 | 6.59% | 6.60% | 2002–2014 | Private placement guaranteed by Holcim Ltd | 79 | 85 |
| USD 100 | 6.59% | 6.59% | 2002–2014 | Private placement guaranteed by Holcim Ltd | 122 | 132 |
| USD 130 | 0.00% | 5.50% | 2002–2017 | Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 100%, 1 bond per USD 1,000 nominal amount will be converted into around 10.2129 Holcim Ltd registered shares with a par value of CHF 2 (around 1,328,226 registered shares in total), new conversion price CHF 87.49, put options of the bondholders on June 10, 2008, 2010 and 2014, call option of the issuer on or any time after June 10, 2008, conversion right USD 38 million, yield to maturity 4% | 151 | 578 |
| **Holcim Overseas Finance Ltd.** | | | | | | |
| CHF 600 | 1.00% | 4.10% | 2002–2012 | Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 116.8%, 1 bond per CHF 5,000 nominal amount will be converted into around 57.6236 Holcim Ltd registered shares with a par value of CHF 2 (around 6,914,256 registered shares in total), new conversion price CHF 86.77, put options of the bondholders on June 10, 2007 and 2009, call option of the issuer on or any time after June 10, 2007, equity component CHF 130 million, yield to maturity 2.5% | 639 | 620 |
| CHF 300 | 2.75% | 2.79% | 2006–2011 | Notes guaranteed by Holcim Ltd | 300 | 0 |
| **Holcim Finance (Canada) Inc.** | | | | | | |
| CAD 105 | 5.86% | 5.89% | 2002–2007 | Private placement guaranteed by Holcim Ltd | 110 | 118 |
| CAD 10 | 6.91% | 6.92% | 2002–2017 | Private placement guaranteed by Holcim Ltd | 11 | 11 |
| **Holcim Finance (Luxembourg) SA** | | | | | | |
| EUR 450 | 4.38% | 4.48% | 2003–2010 | Notes guaranteed by Holcim Ltd | 721 | 699 |
| EUR 300 | 4.38% | 4.75% | 2003–2010 | Notes guaranteed by Holcim Ltd, swapped into floating interest rates at inception | 470 | 481 |
| EUR 50 | 2.64% | | 2003–2006 | Notes guaranteed by Holcim Ltd, floating interest rates | 0 | 78 |
| EUR 600 | 4.38% | 4.45% | 2004–2014 | Notes guaranteed by Holcim Ltd | 959 | 930 |
| **Holcim Finance (Australia) Pty Ltd** | | | | | | |
| AUD 150 | 5.50% | | 2003–2006 | Notes guaranteed by Holcim Ltd | 0 | 144 |
| AUD 110 | 6.34% | | 2003–2006 | Notes guaranteed by Holcim Ltd, floating interest rates | 0 | 106 |
| AUD 175 | 6.50% | 6.79% | 2006–2009 | Notes guaranteed by Holcim Ltd | 168 | 0 |
| AUD 85 | 6.76% | 6.60% | 2006–2009 | Notes guaranteed by Holcim Ltd, floating interest rates | 82 | 0 |
| **Subtotal** | | | | | **6,093** | **6,589** |

| Nominal value<br>Million CHF | | Nominal interest rate | Effective interest rate | Term | Remarks | Net book value 2006 | Net book value 2005 |
|---|---|---|---|---|---|---|---|
| **Subtotal** | | | | | | **6,093** | **6,589** |
| **Holcim Capital (Thailand) Ltd.** | | | | | | | |
| THB | 3,000 | 6.12% | 6.30% | 2005–2008 | Notes guaranteed by Holcim Ltd | 103 | 96 |
| THB | 2,150 | 6.48% | 6.59% | 2005–2010 | Notes guaranteed by Holcim Ltd | 74 | 69 |
| THB | 2,450 | 6.69% | 6.78% | 2005–2012 | Notes guaranteed by Holcim Ltd | 84 | 78 |
| **Holcim US Finance S.à r.l. & Cie S.C.S.** | | | | | | | |
| USD | 200 | 6.21% | 6.24% | 2006–2018 | Notes guaranteed by Holcim Ltd | 243 | 0 |
| USD | 125 | 6.10% | 6.14% | 2006–2016 | Notes guaranteed by Holcim Ltd | 152 | 0 |
| USD | 125 | 5.96% | 6.01% | 2006–2013 | Notes guaranteed by Holcim Ltd | 152 | 0 |
| **Holcim (US) Inc.** | | | | | | | |
| USD | 27 | 3.93% | 3.93% | 1984–2009 | Industrial revenue bonds – Midlothian | 33 | 35 |
| USD | 5 | 3.95% | 3.95% | 1996–2031 | Industrial revenue bonds – Devil's Slide | 6 | 7 |
| USD | 22 | 3.95% | 3.97% | 1997–2027 | Industrial revenue bonds – South Louisiana Port | 27 | 29 |
| USD | 95 | 6.80% | 6.99% | 1998–2008 | Private placement | 116 | 125 |
| USD | 1 | 4.04% | 4.04% | 1999–2009 | Industrial revenue bonds – Mobile | 1 | 1 |
| USD | 15 | 3.96% | 4.01% | 1999–2031 | Industrial revenue bonds – Midlothian | 18 | 20 |
| USD | 67 | 3.90% | 3.90% | 1999–2032 | Industrial revenue bonds – Mobile Dock & Wharf | 82 | 88 |
| USD | 25 | 4.07% | 4.10% | 2003–2033 | Industrial revenue bonds – Holly Hill | 30 | 32 |
| **St. Lawrence Cement Inc.** | | | | | | | |
| USD | 18 | 3.97% | 4.06% | 2000–2020 | Industrial revenue bonds – Canada | 22 | 24 |
| **Holcim (Liban) S.A.L.** | | | | | | | |
| USD | 76 | 10.00% | 10.25% | 1999–2006 | Bond with fixed interest rate | 0 | 100 |
| **Egyptian Cement Company S.A.E.**[1] | | | | | | | |
| EGP | 500 | 11.75% | 12.56% | 2004–2011 | Bonds with fixed interest rate, the company exercised its call right for the total size of the bond | 0 | 55 |
| USD | 80 | 6.18% | 6.58% | 2004–2011 | Bonds with floating interest rate, the company exercised its call right for the total size of the bond | 0 | 52 |
| **Aggregate Industries Holdings Limited** | | | | | | | |
| USD | 10 | 7.90% | | 1995–2007 | Private placement, fully repaid during 2006 | 0 | 14 |
| USD | 100 | 4.37% | | 2004–2011 | Private placement, swapped into floating rates at inception, fully repaid during 2006 | 0 | 126 |
| USD | 150 | 5.03% | | 2004–2016 | Private placement, swapped into floating rates at inception, fully repaid during 2006 | 0 | 192 |
| GBP | 200 | 6.25% | 5.04% | 2000–2009 | Bond, partly swapped into floating rates | 489 | 467 |
| GBP | 200 | 7.25% | 5.57% | 2001–2016 | Bond, partly swapped into floating rates | 538 | 517 |
| **ACC Limited** | | | | | | | |
| INR | 1,000 | 11.50% | 6.95% | 2000–2007 | Non-convertible debentures with fixed interest rate | 28 | 0 |
| INR | 750 | 9.80% | 7.00% | 2002–2007 | Non-convertible debentures with fixed interest rate | 21 | 0 |
| INR | 500 | 9.50% | 6.99% | 2002–2007 | Non-convertible debentures with fixed interest rate | 14 | 0 |
| INR | 500 | 8.95% | 6.95% | 2002–2007 | Non-convertible debentures with fixed interest rate | 14 | 0 |
| INR | 250 | 8.95% | 6.95% | 2002–2007 | Non-convertible debentures with fixed interest rate | 7 | 0 |
| INR | 1 | 1.00% | 5.75% | 2004–2009 | USD convertible bonds, 1 bond per USD 1,000 nominal amount is convertible into GDS/ACC India shares at an initial conversion price of INR 374.42 per share with a fixed exchange rate on conversion of INR 45.2425 per USD at the option of the bondholder at any time on or after April 28, 2004 until March 8, 2009, redeemable on March 19, 2009 at a redemption premium of 1.5% and a yield to maturity of 2.5%. Until December 31, 2006 bonds aggregating to USD 58.65 million have been converted into shares. | 0 | 0 |
| **Subtotal** | | | | | | **8,347** | **8,716** |

[1] Proportionate consolidation.

| Nominal value | Nominal interest rate | Effective interest rate | Term | Remarks | Net book value | Net book value |
|---|---|---|---|---|---|---|
| Million CHF | | | | | 2006 | 2005 |
| **Subtotal** | | | | | **8,347** | **8,716** |
| **Gujarat Ambuja Cements Ltd.** | | | | | | |
| INR 650 | 9.28% | 7.85% | 2002–2007 | Non-convertible debentures with fixed interest rate | 18 | 0 |
| INR 250 | 9.28% | 7.85% | 2002–2007 | Non-convertible debentures with fixed interest rate | 7 | 0 |
| INR 200 | 9.45% | 7.85% | 2002–2007 | Non-convertible debentures with fixed interest rate | 6 | 0 |
| INR 100 | 8.10% | 7.85% | 2002–2007 | Non-convertible debentures with fixed interest rate | 3 | 0 |
| INR 1,000 | 6.85% | 8.30% | 2005–2010 | Non-convertible debentures with fixed interest rate | 27 | 0 |
| **Total** | | | | | **8,408** | **8,716** |

### 28 Derivative liabilities

Included in long-term financial liabilities (note 27) are derivative liabilities with maturities exceeding one year; derivative liabilities with maturities of one year are included in current financial liabilities (note 26).

**Derivative liabilities**

| Million CHF | Fair value 2006 | Nominal amount 2006 | Fair value 2005 | Nominal amount 2005 |
|---|---|---|---|---|
| **Fair value hedges** | | | | |
| Interest rate | 15 | 884 | 11 | 329 |
| Currency | 0 | 0 | 0 | 0 |
| Cross-currency | 11 | 114 | 0 | 0 |
| **Total fair value hedges** | **26** | **998** | **11** | **329** |
| **Cash flow hedges** | | | | |
| Interest rate | 8 | 334 | 45 | 670 |
| Currency | 2 | 60 | 4 | 47 |
| Cross-currency | 0 | 0 | 0 | 0 |
| **Total cash flow hedges** | **10** | **394** | **49** | **717** |
| **Net investment hedges** | | | | |
| Currency | 0 | 0 | 6 | 303 |
| Cross-currency | 3 | 40 | 0 | 0 |
| **Total net investment hedges** | **3** | **40** | **6** | **303** |
| **Held for trading** | | | | |
| Interest rate | 0 | 0 | 0 | 0 |
| Currency | 0 | 0 | 0 | 0 |
| Cross-currency | 0 | 0 | 0 | 2 |
| **Total held for trading** | **0** | **0** | **0** | **2** |
| **Grand total** | **39** | **1,432** | **66** | **1,351** |

| Million CHF | Fair value 2006 | Fair value 2005 |
|---|---|---|
| **Derivative liabilities related to fair value hedges have the following maturities:** | | |
| Within 1 year | 3 | 0 |
| Within 2 years | 11 | 0 |
| Within 3 years | 1 | 0 |
| Within 4 years | 11 | 0 |
| Within 5 years | 0 | 0 |
| Thereafter | 0 | 11 |
| **Total** | **26** | **11** |
| **Derivative liabilities related to cash flow hedges have the following maturities:** | | |
| Within 1 year | 9 | 0 |
| Within 2 years | 0 | 47 |
| Within 3 years | 0 | 1 |
| Within 4 years | 0 | 0 |
| Within 5 years | 1 | 0 |
| Thereafter | 0 | 1 |
| **Total** | **10** | **49** |
| **Derivative liabilities related to net investment hedges have the following maturities:** | | |
| Within 1 year | 0 | 6 |
| Within 2 years | 3 | 0 |
| Within 3 years | 0 | 0 |
| Within 4 years | 0 | 0 |
| Within 5 years | 0 | 0 |
| Thereafter | 0 | 0 |
| **Total** | **3** | **6** |
| **Held for trading derivative liabilities have the following maturities:** | | |
| Within 1 year | 0 | 0 |
| Within 2 years | 0 | 0 |
| Within 3 years | 0 | 0 |
| Within 4 years | 0 | 0 |
| Within 5 years | 0 | 0 |
| Thereafter | 0 | 0 |
| **Total** | **0** | **0** |
| **Grand total** | **39** | **66** |

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

**29 Deferred tax by type of temporary difference**

| Million CHF | 2006 | 2005 |
|---|---|---|
| **Deferred tax assets** | | |
| Property, plant and equipment | 36 | 93 |
| Provisions | 189 | 178 |
| Tax losses carryforward | 277 | 295 |
| Other | 379 | 182 |
| | **881** | **748** |
| | | |
| **Deferred tax liabilities** | | |
| Property, plant and equipment | 3,194 | 2,513 |
| Provisions | 32 | 12 |
| Other | 389 | 154 |
| | **3,615** | **2,679** |
| | | |
| **Deferred tax liabilities net** | **2,734** | **1,931** |
| | | |
| **Reflected in the balance sheet as follows:** | | |
| Deferred tax assets | (289) | (184) |
| Deferred tax liabilities | 3,023 | 2,115 |
| **Deferred tax liabilities net** | **2,734** | **1,931** |

**Tax losses carryforward**

| | Loss carry-forwards 2006 | Tax effect 2006 | Loss carry-forwards 2005 | Tax effect 2005 |
|---|---|---|---|---|
| Million CHF | | | | |
| **Total tax losses carryforward** | **1,406** | **443** | **1,143** | **372** |
| Of which reflected in deferred taxes | (884) | (277) | (891) | (295) |
| **Total tax losses carryforward not recognized** | **522** | **166** | **252** | **77** |
| Expiring as follows: | | | | |
| 1 year | 33 | 11 | 15 | 3 |
| 2 years | 0 | 0 | 14 | 4 |
| 3 years | 2 | 1 | 17 | 6 |
| 4 years | 7 | 2 | 2 | 1 |
| 5 years | 2 | 0 | 17 | 4 |
| Thereafter | 478 | 152 | 187 | 59 |

## 30 Long-term provisions

| Million CHF | Site restoration and other environmental liabilities | Specific business risks | Other provisions | Total 2006 | Total 2005 |
|---|---|---|---|---|---|
| **January 1** | **388** | **368** | **276** | **1,032** | **700** |
| Change in structure | 91 | 30 | 137 | 258 | 295 |
| Provisions recognized | 94 | 46 | 81 | 221 | 106 |
| Provisions used during the year | (11) | (23) | (40) | (74) | (72) |
| Provisions reversed during the year | (37) | (14) | (15) | (66) | (34) |
| Currency translation effects | (4) | 8 | 0 | 4 | 37 |
| **December 31** | **521** | **415** | **439** | **1,375** | **1,032** |

Site restoration and other environmental liabilities represent the Group's legal or constructive obligations of restoring a site. The timing of cash outflows of this provision is dependent on the completion of raw material extraction and the commencement of site restoration.

Specific business risks comprise litigation and restructuring costs which arise during the normal course of business. Provisions for litigations mainly relate to antitrust investigations, product liability as well as tax claims and are set up to cover legal and administrative proceedings. It includes CHF 120 million related to the German antitrust investigation set up in 2002. It also includes contingent liabilities related to the acquisition of Aggregate Industries which have been fair valued at the date of acquisition. Provisions for litigations amounted to CHF 329 million at December 31, 2006. The timing of cash outflows of provisions for litigations is uncertain since it will largely depend upon the outcome of administrative and legal proceedings. Provisions for restructuring costs relate to various restructuring programs and amounted to CHF 86 million at December 31, 2006. These provisions are expected to result in future cash outflows mainly within the next one to three years. Other provisions relate mainly to provisions that have been set up to cover other contractual liabilities. The expected timing of the cost outflow is uncertain.

## 31 Employee benefits

| Personnel expenses | 2006 | 2005 |
|---|---|---|
| Million CHF | | |
| Production and distribution | 2,909 | 2,478 |
| Marketing and sales | 336 | 295 |
| Administration | 998 | 796 |
| **Total** | **4,243** | **3,569** |

**Personnel expenses and number of personnel**

The Group's total personnel expenses, including social charges, are recognized in the relevant expenditure line by function of the consolidated statement of income and amounted to CHF 4,243 million (2005: 3,569). As at December 31, 2006, the Group employed 88,783 (2005: 59,901) people.

**Defined benefit pension plans**

Some Group companies provide pension plans for their employees which under IFRS are considered as defined benefit pension plans. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent's pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. Benefits are dependent on years of service and the respective employee's compensation and contribution. A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan and any unrecognized actuarial losses and past service costs. The obligation resulting from the defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected average remaining working lives of the participating employees, but only to the extent that the net cumulative unrecognized amount exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the end of the previous year.

**Other post-employment benefits**

The Group operates a number of other post-employment benefit plans. The method of accounting for these provisions is similar to the one used for defined benefit pension schemes. A number of these plans are not externally funded, but are covered by provisions in the balance sheets of the respective Group companies.

The following table reconciles the funded, partially funded and unfunded status of defined benefit plans and other post-employment benefit plans to the amounts recognized in the balance sheet.

**Reconciliation of retirement benefit plans to the balance sheet**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Net liability arising from defined benefit pension plans | 385 | 415 |
| Net liability arising from other post-employment benefit plans | 91 | 124 |
| **Net liability** | **476** | **539** |
| | | |
| **Reflected in the balance sheet as follows:** | | |
| Other assets net (note 23) | (12) | (13) |
| Defined benefit obligations | 488 | 552 |
| **Net liability** | **476** | **539** |

**Retirement benefit plans**

| Million CHF | Defined benefit pension plans 2006 | Defined benefit pension plans 2005 | Other post-employment benefit plans 2006 | Other post-employment benefit plans 2005 |
|---|---|---|---|---|
| **Present value of funded obligations** | **3,205** | **2,867** | **23** | **27** |
| Fair value of plan assets | (2,939) | (2,470) | (28) | (12) |
| **Plan deficit of funded obligations** | **266** | **397** | **(5)** | **15** |
| **Present value of unfunded obligations** | **230** | **218** | **120** | **135** |
| Unrecognized actuarial losses | (171) | (193) | (23) | (24) |
| Unrecognized past service costs | (7) | (22) | (1) | (2) |
| Unrecognized plan assets | 67 | 15 | 0 | 0 |
| **Net liability from funded and unfunded plans** | **385** | **415** | **91** | **124** |
| | | | | |
| **Amounts recognized in the income statement are as follows:** | | | | |
| Current service costs | 127 | 103 | 3 | 3 |
| Employees' contributions | (24) | (21) | 0 | (1) |
| Interest expense on obligations | 141 | 117 | 8 | 8 |
| Expected return on plan assets | (148) | (118) | 0 | (1) |
| Amortization of actuarial (gains) losses | (15) | (10) | 1 | 1 |
| Past service costs | 7 | 19 | 0 | 1 |
| Gains on curtailments and settlements | (52) | (3) | 0 | 0 |
| Limit of asset ceiling | 29 | 10 | 0 | 0 |
| Others | 3 | 4 | 0 | 0 |
| **Total (included in personnel expenses)** | **68** | **101** | **12** | **11** |
| | | | | |
| **Actual return on plan assets** | **224** | **268** | **0** | **1** |
| | | | | |
| **Present value of defined benefit obligations** | | | | |
| Opening balance as per January 1 | 3,085 | 1,859 | 162 | 133 |
| Current service costs | 127 | 103 | 3 | 3 |
| Interest cost | 141 | 117 | 8 | 8 |
| Actuarial losses | 39 | 163 | 0 | 11 |
| Currency translation effects | 22 | 105 | (5) | 11 |
| Benefits paid | (152) | (129) | (9) | (10) |
| Past service costs | 7 | 19 | 0 | 1 |
| Change in structure | 221 | 848 | (16) | 5 |
| Curtailments | (54) | 0 | 0 | 0 |
| Settlements | (1) | 0 | 0 | 0 |
| **Closing balance as per December 31** | **3,435** | **3,085** | **143** | **162** |

**Retirement benefit plans**

| | Defined benefit pension plans | | Other post-employment benefit plans | |
|---|---|---|---|---|
| Million CHF | 2006 | 2005 | 2006 | 2005 |
| **Fair value of plan assets** | | | | |
| Opening balance as per January 1 | 2,470 | 1,503 | 12 | 11 |
| Expected return on plan assets | 148 | 118 | 0 | 1 |
| Actuarial gains | 76 | 150 | 0 | 0 |
| Currency translation effects | 19 | 100 | (1) | 0 |
| Contribution by the employer | 125 | 57 | 1 | (1) |
| Contribution by the employees | 24 | 21 | 0 | 0 |
| Benefits paid | (147) | (129) | (1) | 0 |
| Change in structure | 225 | 650 | 17 | 1 |
| Settlements | (1) | 0 | 0 | 0 |
| **Closing balance as per December 31** | **2,939** | **2,470** | **28** | **12** |
| | | | | |
| **Plan assets consist of:** | | | | |
| Equity instruments of Holcim Ltd or subsidiaries | 2 | 2 | 0 | 0 |
| Equity instruments of third parties | 1,310 | 1,324 | 0 | 0 |
| Debt instruments of Holcim Ltd or subsidiaries | 30 | 20 | 0 | 0 |
| Debt instruments of third parties | 963 | 659 | 0 | 0 |
| Land and buildings occupied or used by Holcim Ltd or subsidiaries | 0 | 0 | 0 | 0 |
| Land and buildings occupied or used by third parties | 356 | 329 | 0 | 0 |
| Other | 278 | 136 | 28 | 12 |
| **Total plan assets at fair value** | **2,939** | **2,470** | **28** | **12** |
| | | | | |
| **Principal actuarial assumptions used at balance sheet date** | | | | |
| Discount rate | 4.8% | 4.6% | 6.1% | 5.7% |
| Expected return on plan assets | 5.7% | 6.0% | 7.2% | 4.3% |
| Future salary increases | 3.0% | 3.2% | | |
| Medical cost trend rate | | | 7.9% | 7.9% |

The overall expected rate of return on plan assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

**Experience adjustments**

| | Defined benefit pension plans | | Other post-employment benefit plans | |
|---|---|---|---|---|
| Million CHF | 2006 | 2005 | 2006 | 2005 |
| Present value of defined benefit obligation | 3,435 | 3,085 | 143 | 162 |
| Fair value of plan assets | (2,939) | (2,470) | (28) | (12) |
| **Deficit (Surplus)** | **496** | **615** | **115** | **150** |
| | | | | |
| Experience adjustments on plan liabilities | 57 | 112 | 0 | 1 |
| Experience adjustments on plan assets | 76 | 150 | 0 | 0 |

**Change in assumed medical cost trend rate**

| A one percentage point change in the assumed medical cost trend rate would have the following effects: | Increase Million CHF | Decrease Million CHF |
|---|---|---|
| – On the aggregate of the current service cost and interest cost components of net periodic post-employment medical costs | 3 | 3 |
| – On the accumulated post-employment benefit obligations for medical costs | 4 | 4 |

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the balance sheet date are CHF 149 million.

**Share compensation plans**

**Employee share purchase plan**

Holcim has an employee share ownership plan for all employees of Swiss subsidiaries and some executives from Group companies. This plan entitles employees to acquire a limited amount of discounted Holcim shares generally at 70 percent of the market value. The shares cannot be sold for a period of two years from the date of purchase. The total expense arising from this plan amounted to CHF 1.5 million in 2006 (2005: 1.5).

**Executive share plans**

Part of the variable compensation of key executives is paid in Holcim shares, which are granted based on the market price of the share in the following year. The shares cannot be sold by the employee for the next three to five years. The total expense arising from these share plans amounted to CHF 5.5 million in 2006 (2005: 5.6).

No dilution of Holcim shares occurs as all shares granted under these plans are purchased from the market.

**Share option plans**

Two types of share options are granted to senior management of the Holcim Group. In both cases the exercise price of the options granted is equal to the market price of the shares at the date of grant (see explanations on page 71 and 72).

The contractual term of the first type of option plan is eight years. The options cannot be exercised for the first three years and vest immediately as there are no vesting conditions attached to them.

The contractual term of the second type of option plan is twelve years and the options have a vesting period (service-related only) of nine years from the date of grant.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Movements in the number of share options outstanding and their related weighted average exercise prices for the above two option plans are as follows:

| | Weighted average exercise price[1] | Number[1] 2006 | Number[1] 2005 |
|---|---|---|---|
| **January 1** | **64.14** | **567,299** | **526,436** |
| Granted and vested (individual bonus) | 102.45 | 58,573 | 71,423 |
| Granted and vested (single allotment) | | 0 | 0 |
| Forfeited | | 0 | 0 |
| Exercised | 52.99 | (81,410) | (30,560) |
| Lapsed | | 0 | 0 |
| **December 31** | **69.93** | **544,462** | **567,299** |
| Of which exercisable at the end of the year | | 89,760 | 78,550 |

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

| Option grant date | Expiry date | Exercise price[1] | Number[1] | Number[1] |
|---|---|---|---|---|
| | | | 2006 | 2005 |
| 2000 | 2008 | CHF 68.38 | 5,775 | 23,100 |
| 2001 | 2009 | CHF 65.74 | 6,600 | 26,400 |
| 2002 | 2010 | CHF 74.41 | 23,240 | 29,050 |
| 2002 | 2014 | CHF 68.91 | 201,300 | 201,300 |
| 2003 | 2011 | CHF 35.61 | 54,145 | 92,620 |
| 2003 | 2015 | CHF 68.91[2] | 33,550 | 33,550 |
| 2004 | 2012 | CHF 65.11 | 56,306 | 56,306 |
| 2004 | 2016 | CHF 68.91[2] | 33,550 | 33,550 |
| 2005 | 2013 | CHF 76.30 | 71,423 | 71,423 |
| 2006 | 2014 | CHF 102.45 | 58,573 | |
| **Total** | | | **544,462** | **567,299** |

Options exercised in 2006 resulted in 81,410 shares (2005: 30,560) being issued at a weighted average exercise price of CHF 52.99 (2005: 69.64). The weighted average share price of the options exercised during the year 2006 was CHF 99.81 (2005: 80.62). The fair value of options granted for the year 2006 using the Black-Scholes valuation model is CHF 32.72 (2005: 26.46). The significant inputs into the model are the share price and an exercise price at the date of grant, an expected volatility of 26 percent (2005: 30), an expected option life of six years, a dividend yield of 1.3 percent (2005: 1.6) and an annual risk-free interest rate of 2.6 percent (2005: 1.9). Expected volatility was determined by calculating the historical volatility of the Group's share price over the respective vesting period.

All shares granted under these plans are either purchased from the market or derive from treasury shares. The total personnel expense arising from the grant of options based on the individual bonus plan amounted to CHF 1.6 million in 2006 (2005: 1.5). There were neither in 2006 nor in 2005 any allocations of options upon appointment of members of the Executive Committee.

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Valued according to the single allocation in 2002.

### 32 Construction contracts

| Million CHF | 2006 | 2005 |
|---|---|---|
| **Contract revenue recognized during the year** | **1,760** | **1,392** |
| | | |
| Contract costs incurred and recognized profits (less recognized losses) to date | 2,336 | 1,966 |
| Progress billings to date | (2,310) | (1,943) |
| **Due from contract customers at balance sheet date** | **26** | **23** |
| Of which: | | |
| Due from customers for contract work | 81 | 46 |
| Due to customers for contract work | (55) | (23) |

### 33 Details of shares

| Number of registered shares | | |
|---|---|---|
| December 31 | 2006 | 2005 |
| **Total outstanding shares** | **254,668,713** | **229,096,520** |
| | | |
| **Treasury shares** | | |
| Shares reserved for convertible bonds | 0 | 0 |
| Shares reserved for call options | 544,462 | 567,299 |
| Unreserved treasury shares | 135,450 | 261,699 |
| **Total treasury shares** | **679,912** | **828,998** |
| | | |
| **Total issued shares** | **255,348,625** | **229,925,518** |
| | | |
| **Conditional shares** | | |
| Reserved for convertible bonds | 9,659,815 | 14,007,875 |
| Unreserved | 0 | 0 |
| **Total conditional shares** | **9,659,815** | **14,007,875** |
| | | |
| **Total shares** | **265,008,440** | **243,933,393** |

The par value per share is CHF 2. The share capital amounts to nominal CHF 511 million (2005: 460) and the acquisition price of treasury shares amounts to CHF 62 million (2005: 59).

The annual general meeting of shareholders of May 12, 2006 approved a CHF 42,150,094 capital increase through the issuance of 21,075,047 fully paid-in registered shares with a par value of CHF 2. The net proceeds of the transaction amounted to CHF 1,710 million.

During the year 2006, convertible bonds (0%, 2002–2017) with a nominal value of USD 486 million were converted into 4,348,060 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital) and 566,753 treasury shares. As a result, the share capital increased by CHF 8,696,120 to CHF 510,697,250.

### 34 Interests of minority shareholders

In 2005, interests of minority shareholders include preference shares which were issued by the Group in 2001 through one of its Group companies to an independent third party investor. The total subscription value of the preference shares was USD 450 million and was fully repaid by the Group in December 2006.

### 35 Contingencies, guarantees and commitments

**Contingencies**

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, health and safety matters, etc. There are no such matters pending that the Group expects to be material in relation to the Group's business, financial position or results of operations.

The Group operates in countries where political, economic, social and legal developments could have an impact on the Group's operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in the accompanying consolidated financial statements.

**Guarantees**

At December 31, 2006, guarantees issued to third parties in the ordinary course of business amounted to CHF 300 million (2005: 247).

**Commitments**

In the ordinary course of business, the Group enters purchase commitments for goods and services, buys and sells investments, associated companies and Group companies or portions thereof. It is common practice that the Group makes offers or receives call or put options in connection with such acquisitions and divestitures.

At December 31, 2006, the Group's commitments amounted to CHF 775 million (2005: 1,002), of which CHF 338 million (2005: 86) relate to the purchase of property, plant and equipment.

### 36 Monetary net current assets by currency

| Million CHF | Cash and marketable securities | Accounts receivable | Trade accounts payable | Current financing liabilities | Other current liabilities | Total 2006 | Total 2005 |
|---|---|---|---|---|---|---|---|
| EUR | 314 | 1,058 | 694 | 1,081 | 350 | (753) | (242) |
| GBP | 230 | 500 | 426 | 214 | 409 | (319) | (208) |
| CHF | 411 | 85 | 73 | 388 | 175 | (140) | 771 |
| USD | 1,087 | 711 | 477 | 1,029 | 514 | (222) | (298) |
| CAD | 19 | 209 | 106 | 118 | 107 | (103) | 54 |
| MXN | 152 | 124 | 97 | 95 | 104 | (20) | 126 |
| ZAR | 29 | 75 | 68 | 59 | 71 | (94) | (117) |
| INR | 678 | 219 | 136 | 149 | 275 | 337 | 388 |
| THB | 39 | 41 | 21 | 9 | 37 | 13 | 52 |
| IDR | 10 | 47 | 10 | 0 | 22 | 25 | 18 |
| PHP | 10 | 11 | 14 | 4 | 20 | (17) | (50) |
| AUD | 20 | 124 | 18 | 173 | 62 | (109) | (228) |
| Others | 224 | 455 | 428 | 271 | 317 | (337) | (354) |
| **Total** | **3,223** | **3,659** | **2,568** | **3,590** | **2,463** | **(1,739)** | **(88)** |

## 37 Cash flow used in investing activities

| Million CHF | 2006 | 2005 |
|---|---|---|
| **Purchase of property, plant and equipment net** | | |
| Replacements | (1,282) | (1,011) |
| Proceeds from sale of property, plant and equipment | 220 | 132 |
| **Capital expenditures on property, plant and equipment to maintain productive capacity and to secure competitiveness** | **(1,062)** | **(879)** |
| Expansion investments | (1,265) | (607) |
| **Total purchase of property, plant and equipment net (A)** | **(2,327)** | **(1,486)** |
| **Purchase of financial assets, intangible and other assets** | | |
| Acquisition of new Group companies (net of cash and cash equivalents acquired)[1] | (982) | (4,838) |
| Increase in participation of existing Group companies | (193) | (53) |
| Increase in financial investments including associates | (680) | (440) |
| Increase in other assets | (905) | (138) |
| **Total** | **(2,760)** | **(5,469)** |
| **Disposal of financial assets, intangible and other assets** | | |
| Disposal of Group companies (net of cash and cash equivalents disposed of) | 3 | 3 |
| Decrease in participation in Group companies | 13 | 9 |
| Decrease in financial investments including associates | 152 | 565 |
| Decrease in other assets | 538 | 39 |
| **Total** | **706** | **616** |
| **Total purchase of financial assets, intangible and other assets net (B)** | **(2,054)** | **(4,853)** |
| **Total cash flow used in investing activities (A+B)** | **(4,381)** | **(6,339)** |

### Cash flow from acquisitions and disposals of Group companies

| | Acquisitions | | Disposals | |
|---|---|---|---|---|
| Million CHF | 2006 | 2005 | 2006 | 2005 |
| Current assets | (222) | (1,390) | 0 | 29 |
| Property, plant and equipment | (940) | (4,633) | 0 | 2 |
| Other long-term assets | (12) | (1,105) | 0 | 0 |
| Current liabilities | 309 | 1,420 | 0 | (29) |
| Long-term liabilities | 130 | 1,441 | 0 | 0 |
| Long-term provisions | 171 | 1,405 | 0 | 0 |
| Minority interest | 14 | 343 | 0 | 0 |
| **Fair value of purchased net assets/book value of disposed Group companies** | **(550)** | **(2,519)** | **0** | **2** |
| Goodwill | (432) | (2,598) | 0 | 0 |
| Net result from divestments | 0 | 0 | 3 | 1 |
| **Total purchase/disposal consideration** | **(982)** | **(5,117)** | **3** | **3** |
| Acquired (disposed) cash and cash equivalents | 0 | 279 | 0 | 0 |
| **Net cash flow** | **(982)** | **(4,838)** | **3** | **3** |

[1] Including goodwill of new Group companies.

## 38 Post-balance sheet events

On February 20, 2007, Holcim Ltd issued new notes of CHF 400 million with fixed interest rate (3.125%, 2007–2017). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 250 million with fixed interest rate (3%, 2007–2013) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim to refinance existing debt.

In August 2006, Holcim has signed a declaration of intent to sell a substantial share of its majority stake in Holcim South Africa to a Black Economic Empowerment (BEE) consortium. The execution of this declaration of intent depends primarily on the successful completion of the financing of the consortium.

## 39 Transactions with members of the Board of Directors and senior management

**Key management compensation**

**Board of Directors**

In 2006, twelve non-executive members of the Board of Directors received a total remuneration of CHF 3 million (2005: 2.7) in the form of short-term employee benefits of CHF 1.8 million (2005: 1.7), post-employment benefits of CHF 0.3 million (2005: 0.2) and share-based payments of CHF 0.9 million (2005: 0.8).

**Senior management**

In 2006, the total annual compensation for the sixteen members of senior management amounted to CHF 26.1 million (2005: 25.6) and comprises short-term employee benefits of CHF 15.4 million (2005: 16), post-employment benefits of CHF 3.6 million (2005: 2.5) and share-based payments of CHF 7.1 million (2005: 7.1).

**Loans**

As at December 31, 2006, there were loans outstanding, which were granted to five members of senior management. There were no loans to members of the Board of Directors outstanding. The table shows the outstanding amount as well as the respective terms of the loans.

| Original currency | Loan amount in CHF | Interest rate | Maturity date | Collateral |
|---|---|---|---|---|
| CHF | 1,450,000 | 3.25% | 31.01.2010 | yes |
| CHF | 506,000 | variable[1] | 31.12.2022 | yes |
| CHF | 300,000 | variable[1] | 31.12.2015 | yes |
| CHF | 135,000 | variable[1] | 31.12.2015 | yes |
| CHF | 48,000 | variable[1] | 31.12.2009 | yes |
| EUR | 199,000 | variable[1] | open | yes |
| **Total** | **2,638,000** | | | |

**Other transactions**

In 2005, non-operating property of CHF 9.2 million was sold to a company related to a member of the Board of Directors. The sales price agreed to the market value which was determined by an independent appraiser assigned by Holcim.

As part of the employee share purchase plan, Holcim manages employees' shares, by selling and purchasing Holcim Ltd shares to and from employees and on the open market. As a result, the company purchased Holcim Ltd shares of CHF 0.4 million (2005: 0.7) at stock market price from members of the senior management.

**40 Authorization of the financial statements for issuance**

The consolidated financial statements were authorized for issuance by the Board of Directors of Holcim Ltd on February 23, 2007 and are subject to shareholder approval at the annual general meeting of shareholders scheduled for May 4, 2007.

[1] Based on the interest rate for first mortgages.

**Principal companies of the Holcim Group**

| Region | Company | Place | Nominal share capital in 000 | | Participation (voting right) |
|---|---|---|---|---|---|
| **Europe** | Holcim France Benelux S.A.S. | France | EUR | 303,834 | 100.0% |
| | Holcim (España), S.A. | Spain | EUR | 147,882 | 99.8% |
| | Holcim Trading SA | Spain | EUR | 19,600 | 100.0% |
| | Aggregate Industries UK Ltd | United Kingdom | GBP | 32,891 | 100.0% |
| | Holcim (Deutschland) AG | Germany | EUR | 47,064 | 88.9% |
| | Holcim (Baden-Württemberg) GmbH | Germany | EUR | 6,450 | 100.0% |
| | Holcim (Schweiz) AG | Switzerland | CHF | 142,200 | 100.0% |
| | Holcim Gruppo (Italia) S.p.A. | Italy | EUR | 11,000 | 100.0% |
| | Holcim Group Support Ltd | Switzerland | CHF | 1,008 | 100.0% |
| | Holcim (Česko) a.s. | Czech Republic | CZK | 486,297 | 100.0% |
| | Holcim (Slovensko) a.s. | Slovakia | SKK | 1,275,068 | 98.0% |
| | Holcim Hungária Zrt. | Hungary | HUF | 3,176,805 | 99.7% |
| | Holcim (Hrvatska) d.o.o. | Croatia | HRK | 94,000 | 99.8% |
| | Holcim (Srbija) A.D. | Serbia | CSD | 2,300,000 | 92.3% |
| | Holcim (Romania) S.A. | Romania | RON | 274,243 | 99.7% |
| | Holcim (Bulgaria) AD | Bulgaria | BGN | 7,194 | 100.0% |
| | Alpha Cement J.S.C. | Russia | RUB | 8,298 | 78.0% |
| **North America** | Holcim (US) Inc. | USA | USD | – | 100.0% |
| | Aggregate Industries Inc. | USA | USD | 194,125 | 100.0% |
| | St. Lawrence Cement Inc. | Canada | CAD | 152,036 | 78.6%[1] |
| **Latin America** | Holcim Apasco S.A. de C.V. | Mexico | MXN | 5,843,086 | 100.0% |
| | Cemento de El Salvador S.A. de C.V. | El Salvador | USD | 78,178 | 64.3% |
| | Holcim (Nicaragua) S.A. | Nicaragua | NIO | 44,250 | 70.0% |
| | Holcim (Costa Rica) S.A. | Costa Rica | CRC | 8,604,056 | 59.8% |
| | Panamá Cement Holding S.A.[2] | Panama | USD | 116,135 | 50.0% |
| | Caricement Antilles N.V. | Curaçao | USD | 23,899 | 100.0% |
| | Cementos Colón S.A.[2] | Dominican Republic | DOP | 165,000 | 35.5% |
| | Holcim (Colombia) S.A. | Colombia | COP | 72,536,776 | 99.8% |
| | Holcim (Venezuela) C.A. | Venezuela | VEB | 7,792,177 | 100.0% |
| | Holcim (Ecuador) S.A. | Ecuador | USD | 102,405 | 92.1% |
| | Holcim (Brasil) S.A. | Brazil | BRL | 405,061 | 99.9% |
| | Minetti S.A. | Argentina | ARS | 352,057 | 78.9% |
| | Cemento Polpaico S.A. | Chile | CLP | 6,562,375 | 54.3% |

[1] Represents 63.3% of all outstanding equity shares.

[2] Joint venture, proportionate consolidation.

| Region | Company | Place | Nominal share capital in 000 | | Participation (voting right) |
|---|---|---|---|---|---|
| Africa Middle East | Holcim (Maroc) S.A. | Morocco | MAD | 421,000 | 51.0% |
| | Holcim (South Africa) (Pty) Ltd | South Africa | ZAR | 790,890 | 100.0% |
| | Egyptian Cement Company S.A.E.[1] | Egypt | EGP | 812,000 | 43.7% |
| | Ciments de Guinée S.A. | Guinea | GNF | 46,393,000 | 60.9% |
| | Société de Ciments et Matériaux | Ivory Coast | XOF | 907,000 | 99.9% |
| | United Cement Company of Nigeria Ltd[1] | Nigeria | NGN | 1,040,000 | 31.4% |
| | Holcim (Liban) S.A.L. | Lebanon | LBP | 234,192,509 | 52.1% |
| | Holcim (Outre-Mer) S.A.S. | La Réunion | EUR | 37,748 | 100.0% |
| | Aden Cement Enterprises Ltd. | Republic of Yemen | YER | 106,392 | 100.0% |
| Asia Pacific | "Garadagh" Sement O.T.J.S.C. | Azerbaijan | AZN | 31,813 | 79.4% |
| | ACC Limited[2] | India | INR | 1,877,981 | 35.2% |
| | Gujarat Ambuja Cements Ltd.[2] | India | INR | 3,033,657 | 26.4% |
| | Holcim (Lanka) Ltd | Sri Lanka | LKR | 4,657,675 | 99.6% |
| | Holcim (Bangladesh) Ltd | Bangladesh | BDT | 120,000 | 89.6% |
| | Siam City Cement (Public) Company Limited[1] | Thailand | THB | 2,500,000 | 36.8% |
| | Holcim (Malaysia) Sdn Bhd | Malaysia | MYR | 10,450 | 100.0% |
| | Holcim (Singapore) Pte. Ltd | Singapore | SGD | 28,754 | 100.0% |
| | PT Holcim Indonesia Tbk. | Indonesia | IDR | 3,831,450,000 | 78.2% |
| | Holcim (Vietnam) Ltd | Vietnam | USD | 189,400 | 65.0% |
| | Holcim (Philippines) Inc. | Philippines | PHP | 6,452,099 | 78.7% |
| | Cement Australia Holdings Pty Ltd[1] | Australia | AUD | 390,740 | 50.0% |
| | Holcim (New Zealand) Ltd | New Zealand | NZD | 22,004 | 100.0% |

Principal listed Group companies

| Region | Company | Place of listing | Market capitalization at December 31, 2006 in local currency | | Security code number |
|---|---|---|---|---|---|
| Europe | Holcim (Deutschland) AG | Frankfurt | EUR | 497 million | DE0005259006 |
| North America | St. Lawrence Cement Inc. | Toronto | CAD | 1,278 million[3] | CA7910601060 |
| Latin America | Holcim (Costa Rica) S.A. | San José | CRC | 124,243 million | CRINC00A0010 |
| | Holcim (Ecuador) S.A. | Quito, Guayaquil | USD | 830 million | ECP612411085 |
| | Minetti S.A. | Buenos Aires | ARS | 1,046 million | ARP6806N1051 |
| | Cemento Polpaico S.A. | Santiago | CLP | 216,645 million | CLP2216J1070 |
| Africa Middle East | Holcim (Maroc) S.A. | Casablanca | MAD | 8,504 million | MA0000010332 |
| | Holcim (Liban) S.A.L. | Beirut | USD | 417 million | Sicovam 921890 |
| Asia Pacific | ACC Limited | Mumbai | INR | 203,194 million | INE012A01025 |
| | Gujarat Ambuja Cements Ltd. | Mumbai | INR | 192,250 million | INE079A01024 |
| | Siam City Cement (Public) Company Limited | Bangkok | THB | 63,500 million | TH0021010002 |
| | PT Holcim Indonesia Tbk. | Jakarta | IDR | 5,134,143 million | ID1000072309 |
| | Holcim (Philippines) Inc. | Manila | PHP | 50,326 million | PHY3232G1014 |

[1] Joint venture, proportionate consolidation.
[2] Control obtained because of the power to cast the majority of votes at meetings of the Board of Directors.
[3] Including all share classes.

**Principal finance and holding companies**

| | Nominal share capital in 000 | | Participation (voting right) |
|---|---|---|---|
| Holcim Ltd, Switzerland | CHF | 510,697 | 100.0% |
| Aggregate Industries Holdings Limited, UK | GBP | 505,581 | 100.0% |
| Holcibel S.A., Belgium | EUR | 831,000 | 100.0% |
| Holcim Auslandbeteiligungs GmbH (Deutschland), Germany | EUR | 2,556 | 100.0% |
| Holcim Beteiligungs GmbH (Deutschland), Germany | EUR | 102,000 | 100.0% |
| Holcim Capital Corporation Ltd., Bermuda | USD | 2,630 | 100.0% |
| Holcim Capital (Thailand) Ltd., Thailand | THB | 1,100 | 100.0% |
| Holcim (Centroamérica) B.V., Netherlands | USD | 655,019 | 100.0% |
| Holcim European Finance Ltd., Bermuda | EUR | 25 | 100.0% |
| Holcim Finance (Australia) Pty Ltd, Australia | AUD | 0 | 100.0% |
| Holcim Finance (Belgium) SA, Belgium | EUR | 62 | 100.0% |
| Holcim Finance (Canada) Inc., Canada | CAD | 0 | 100.0% |
| Holcim Finance (Luxembourg) SA, Luxemburg | EUR | 1,900 | 100.0% |
| Holcim GB Finance Ltd., Bermuda | GBP | 8 | 100.0% |
| Holcim (India) Private Limited, India | INR | 18,385,105 | 100.0% |
| Holcim Investments (France) SAS, France | EUR | 15,551 | 100.0% |
| Holcim Investments (Spain) S.L., Spain | EUR | 60,003 | 100.0% |
| Holcim Overseas Finance Ltd., Bermuda | CHF | 16 | 100.0% |
| Holcim Participations (UK) Limited, UK | GBP | 0 | 100.0% |
| Holcim Reinsurance Ltd., Bermuda | CHF | 1,453 | 100.0% |
| Holcim US Finance S.à r.l. & Cie S.C.S., Luxemburg | USD | 10 | 100.0% |
| Holderfin B.V., Netherlands | EUR | 3,423 | 100.0% |

**Principal associated companies**

| Region | Company | Country of incorporation or residence | Participation (voting right) |
|---|---|---|---|
| Europe | The Cyprus Cement Company Ltd.[1] | Cyprus | 16.1% |
| Latin America | Cementos Progreso S.A. | Guatemala | 20.0% |
| | Inversiones Pacasmayo SA | Peru | 29.0% |
| Asia Pacific | Ardebil | Iran | 42.6% |
| | Huaxin Cement Co. Ltd. | China | 26.1% |

[1] Due to significant influence.

**Report of the Group auditors to the general meeting of Holcim Ltd**

As Group auditors, we have audited the consolidated financial statements (consolidated statement of income, consolidated balance sheet, statement of changes in consolidated equity, consolidated cash flow statement and notes presented on pages 96 to 150) of Holcim Ltd for the year ended December 31, 2006. Certain financial statements of subsidiaries have been audited by other auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd





Christoph Dolensky
Swiss Certified Accountant
In charge of the audit

Jan A. Birgerson
Authorized Public Accountant
In charge of the audit

Zurich, February 23, 2007

## Principal companies of the Holcim Group

| Holcim France Benelux S.A.S., France | |
|---|---|
| Chief Executive: | Bernard Kueng |
| Personnel: | 3,451 |
| Production capacity: | 8.6 million t of cement |
| Altkirch plant | □ |
| Dannes plant | □ |
| Héming plant | □ |
| Lumbres plant | □ |
| Obourg plant | □ |
| Rochefort plant | □ |
| Dunkerque grinding plant | □ |
| Ebange grinding plant | □ |
| Haccourt grinding plant | □ |
| Shareholdings: | |
| Geocycle S.A. | □ |
| Gralex S.A. | ○ |
| Holcim Betonmortel B.V. | △ |
| Holcim Betonproducten B.V. | △ |
| Holcim Bétons (Belgique) S.A. | △ |
| Holcim Bétons (France) S.A.S. | △ |
| Holcim Granulats (Belgique) | ○ |
| Holcim Granulats (France) S.A.S. | ○ |
| Holcim Grondstoffen B.V. | △ |

| Holcim (España), S.A., Spain | |
|---|---|
| Chief Executive: | Saverio A. Banchini |
| Personnel: | 1,786 |
| Production capacity: | 5.9 million t of cement |
| Carboneras plant | □ |
| Gádor plant | □ |
| Jerez plant | □ |
| Lorca plant | □ |
| Torredonjimeno plant | □ |
| Yeles plant | □ |
| Shareholdings: | |
| Holcim Aridos S.L. | ○ |
| Holcim Hormigones S.A. | △ |
| Holcim Morteros S.A. | △ |

| Holcim Trading SA, Spain | |
|---|---|
| Chief Executive: | José Cantillana |
| Personnel: | 102 |
| Seaborne clinker and cement trading and others | △ |

| Aggregate Industries UK Ltd, United Kingdom | |
|---|---|
| Chief Executive: | Bill Bolsover |
| Personnel: | 6,599 |
| Bardon | ○ △ |
| Bardon Vectis | ○ △ |
| Bradstone/Stone Flair | △ |
| Charcon | △ |
| Concrete Developments | △ |
| Express Asphalt | △ |
| London Concrete | △ |
| Masterblock | △ |
| Ronez | ○ △ |
| Shareholdings: | |
| Foster Yeoman Limited | ○ △ |
| Paragon Materials Ltd | △ |

| Holcim (Deutschland) AG, Germany | |
|---|---|
| Chief Executive: | Karl Gernandt |
| Personnel: | 1,070 |
| Production capacity: | 3.6 million t of cement |
| Höver plant | □ |
| Lägerdorf plant | □ |
| Bremen grinding plant | □ |
| Shareholdings: | |
| Hannoversche Silo-Gesellschaft mbH | △ |
| Holcim Beton und Zuschlagsstoffe GmbH | ○ △ |
| Hüttensand Salzgitter GmbH & Co. KG | ○ |
| SBU Kieswerk Zeithain GmbH & Co. KG | ○ |

| Holcim (Baden-Württemberg) GmbH, Germany | |
|---|---|
| Regional General Manager: | Carlo Gervasoni |
| Country Manager: | Reto Willimann |
| Personnel: | 263 |
| Production capacity: | 1.6 million t of cement |
| Dotternhausen plant | □ |
| Shareholding: | |
| Holcim Kies und Beton GmbH | ○ △ |

□ Cement
○ Aggregates
△ Other construction materials and services

### Holcim (Schweiz) AG, Switzerland

| | |
|---|---|
| Regional General Manager: | Carlo Gervasoni |
| Country Manager: | Kaspar Wenger |
| Personnel: | 1,228 |
| Production capacity: | 3.9 million t of cement |
| Brunnen plant | □ ○ |
| Eclépens plant | □ |
| Siggenthal plant | □ |
| Untervaz plant | □ |
| Lorüns grinding plant, Austria | □ |
| Shareholdings: | |
| Holcim BF+P SA | △ |
| Holcim Gradisles SA | ○ |
| Holcim Kies und Beton AG | ○ △ |
| Holcim (Vorarlberg) GmbH, Austria | □ |

### Holcim Gruppo (Italia) S.p.A., Italy

| | |
|---|---|
| Regional General Manager: | Carlo Gervasoni |
| Country Manager: | Domenico Salvadore |
| Personnel: | 633 |
| Production capacity: | 4.1 million t of cement |
| Merone plant | □ |
| Ternate plant | □ |
| Morano grinding plant | □ |
| Shareholdings: | |
| Eurofuels | □ |
| Holcim Aggregati S.r.l. | ○ |
| Holcim Calcestruzzi S.r.l. | △ |
| Holcim Prodotti Speciali S.p.A. | △ |

### Holcim Group Support Ltd, Switzerland

| | |
|---|---|
| Personnel: | 690 |
| Management services | △ |

### Holcim (Česko) a.s., Czech Republic

| | |
|---|---|
| Regional General Manager: | Kurt Habersatter |
| Country Manager: | Roland van Wijnen |
| Personnel: | 402 |
| Production capacity: | 1.4 million t of cement |
| Prachovice plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |
| Shareholdings: | |
| Lom Klecany s.r.o | △ |
| Transbeton Skanska s.r.o | △ |

### Holcim (Slovensko) a.s., Slovakia

| | |
|---|---|
| Regional General Manager: | Kurt Habersatter |
| Country Manager: | Roland van Wijnen |
| Personnel: | 629 |
| Production capacity: | 2.1 million t of cement |
| Rohožník plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |
| Shareholding: | |
| B & W Auslandsbeteiligung GmbH | △ |

### Holcim Hungária Zrt., Hungary

| | |
|---|---|
| Regional General Manager: | Kurt Habersatter |
| Country Manager: | Richard Skene |
| Personnel: | 604 |
| Production capacity: | 2.1 million t of cement |
| Hejöcsaba plant | □ |
| Lábatlan plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |
| Shareholding: | |
| Pannonbeton Kft | △ |

### Holcim (Hrvatska) d.o.o., Croatia

| | |
|---|---|
| Regional General Manager: | Kurt Habersatter |
| Country Manager: | Albert Szabo |
| Personnel: | 293 |
| Production capacity: | 1.1 million t of cement |
| Koromačno plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |

**Holcim (Srbija) A.D., Serbia**

| | |
|---|---|
| Regional General Manager: | Kurt Habersatter |
| Country Manager: | Gustavo Navarro |
| Personnel: | 695 |
| Production capacity: | 1.4 million t of cement |
| Novi Popovac plant | □ |
| Ready-mix concrete operations | △ |

**Holcim (Romania) S.A., Romania**

| | |
|---|---|
| Regional General Manager: | Kurt Habersatter |
| Country Manager: | Markus Wirth |
| Personnel: | 1,334 |
| Production capacity: | 4.8 million t of cement |
| Alesd plant | □ |
| Campulung plant | □ |
| Turda plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |

**Holcim (Bulgaria) AD, Bulgaria**

| | |
|---|---|
| Regional General Manager: | Kurt Habersatter |
| Country Manager: | Todor Kostov |
| Personnel: | 882 |
| Production capacity: | 1.8 million t of cement |
| Beli Izvor plant | □ |
| Pleven plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |

**Alpha Cement J.S.C., Russia**

| | |
|---|---|
| Regional General Manager: | Gareth Babbs |
| Country Manager: | Uwe Koehler |
| Personnel: | 1,922 |
| Production capacity: | 4.4 million t of cement |
| Shurovo plant | □ |
| Volsk plant | □ |

**Holcim (US) Inc., USA**

| | |
|---|---|
| Chief Executive: | Patrick Dolberg |
| Personnel: | 2,403 |
| Production capacity: | 17.3 million t of cement |
| Ada plant | □ |
| Artesia plant | □ |
| Clarksville plant | □ |
| Devil's Slide plant | □ |
| Dundee plant | □ |
| Holly Hill plant | □ |
| Mason City plant | □ |
| Midlothian plant | □ |
| Portland plant | □ |
| Theodore plant | □ |
| Trident plant | □ |
| Birmingham grinding plant | □ |
| Chicago grinding plant | □ |
| Weirton grinding plant | □ |

**Aggregate Industries Inc., USA**

| | |
|---|---|
| Chief Executive: | Bill Bolsover |
| COO: | Louis Beauchemin |
| Personnel: | 5,498 |
| Central Region | ○ △ |
| Mid Atlantic Region | ○ △ |
| North Central Region | ○ △ |
| North East Region | ○ △ |
| South West Region | ○ △ |
| West Central Region | ○ △ |
| Shareholding: | |
| Meyer Material Company | ○ △ |

**St. Lawrence Cement Inc., Canada**

| | |
|---|---|
| Chief Executive: | Philippe Arto |
| Personnel: | 3,341 |
| Production capacity: | 4.8 million t of cement |
| Joliette plant | □ |
| Mississauga plant | □ |
| Shareholdings: | |
| Demix group | ○ △ |
| Dufferin group | ○ △ |
| St. Lawrence Cement, USA | □ |

□ Cement
○ Aggregates
△ Other construction materials and services

**Holcim Apasco S.A. de C.V., Mexico**

| | |
|---|---|
| Chief Executive: | Pierre A. Froidevaux |
| Personnel: | 3,761 |
| Production capacity: | 11.5 million t of cement |
| Acapulco plant | □ |
| Apaxco plant | □ |
| Macuspana plant | □ |
| Orizaba plant | □ |
| Ramos Arizpe plant | □ |
| Tecomán plant | □ |
| Shareholdings: | |
| Cementos Apasco S.A. de C.V. | □ |
| Concretos Apasco S.A. de C.V. | △ |
| Gravasa S.A. de C.V. | ○ |

**Cemento de El Salvador S.A. de C.V., El Salvador**

| | |
|---|---|
| Chief Executive: | Ricardo A. Chavez Caparroso |
| Personnel: | 917 |
| Production capacity: | 1.9 million t of cement |
| El Ronco plant | □ |
| Maya plant | □ |
| Shareholdings: | |
| Bolsas de Centroamérica S.A. de C.V. | △ |
| Concretera Salvadoreña S.A. de C.V. | △ |
| Pedrera de El Salvador S.A. de C.V. | ○ |

**Holcim (Nicaragua) S.A., Nicaragua**

| | |
|---|---|
| Chief Executive: | Sergio Egloff |
| Personnel: | 79 |
| Production capacity: | 0.3 million t of cement |
| Nagarote grinding plant | □ |

**Holcim (Costa Rica) S.A., Costa Rica**

| | |
|---|---|
| Chief Executive: | Sergio Egloff |
| Personnel: | 1,254 |
| Production capacity: | 1.5 million t of cement |
| Cartago plant | □ |
| Shareholdings: | |
| Hidroeléctrica Aguas Zarcas S.A. | △ |
| Holcim Concretera S.A. | △ |
| Productos de Concreto S.A. | △ |
| Quebradores Cerro Minas S.A. | ○ |
| Quebrador Ochomogo S.A. | ○ |

**Panamá Cement Holding S.A., Panama**

| | |
|---|---|
| Chief Executive: | Sergio Egloff |
| Personnel: | 413 |
| Production capacity: | 0.8 million t of cement |
| Quebrancha grinding plant | □ |
| Shareholdings: | |
| Cemento Panamá Comercializadora S.A. | □ |
| Concreto S.A. | △ |
| Corporación Incem S.A. | □ |
| Grava S.A. | ○ |
| Tubos de Tocumen S.A. | △ |

**Caricement Antilles N.V., Curaçao**

| | |
|---|---|
| Chief Executive: | Juan Miguel Lahitte |
| Personnel: | 32 |
| Antilles terminals | □ |

**Cementos Colón S.A., Dominican Republic**

| | |
|---|---|
| Chief Executive: | Juan Miguel Lahitte |
| Personnel: | 97 |
| Production capacity: | 0.6 million t of cement |
| Najayo grinding plant | □ |

**Holcim (Colombia) S.A., Colombia**

| | |
|---|---|
| Chief Executive: | Moisés Pérez |
| Personnel: | 802 |
| Production capacity: | 1.5 million t of cement |
| Nobsa plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |

**Holcim (Venezuela) C.A., Venezuela**

| | |
|---|---|
| Regional General Manager: | Andreas Leu |
| Country Manager: | Gustavo Romero |
| Personnel: | 638 |
| Production capacity: | 2.9 million t of cement |
| Cumarebo plant | □ |
| San Sebastián plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |

**Holcim (Ecuador) S.A., Ecuador**

| | |
|---|---|
| Regional General Manager: | Andreas Leu |
| Country Manager: | Carlos Repetto |
| Personnel: | 818 |
| Production capacity: | 3.5 million t of cement |
| Guayaquil plant | □ |
| San Rafael grinding plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |
| Shareholding: | |
| Distribuidora Rocafuerte (Disensa) S.A. | △ |

**Holcim (Brasil) S.A., Brazil**

| | |
|---|---|
| Chief Executive: | Carlos Bühler |
| Personnel: | 1,612 |
| Production capacity: | 5.1 million t of cement |
| Barroso plant | □ |
| Cantagalo plant | □ |
| Pedro Leopoldo plant | □ |
| Vitória grinding plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |

**Minetti S.A., Argentina**

| | |
|---|---|
| Regional General Manager: | Eduardo Kretschmer |
| Country Manager: | Otmar Hübscher |
| Personnel: | 927 |
| Production capacity: | 4.1 million t of cement |
| Capdeville plant | □ |
| Córdoba plant | □ |
| Puesto Viejo plant | □ |
| Campana grinding plant | □ |
| Ready-mix concrete operations | △ |
| Shareholding: | |
| Hormix S.A. | △ |

**Cemento Polpaico S.A., Chile**

| | |
|---|---|
| Regional General Manager: | Eduardo Kretschmer |
| Country Manager: | Oscar Parada |
| Personnel: | 1,139 |
| Production capacity: | 2.3 million t of cement |
| Cerro Blanco plant | □ |
| Coronel grinding plant | □ |
| Mejillones grinding plant | □ |
| Shareholding: | |
| Pétreos S.A. | ○ △ |

**Holcim (Maroc) S.A., Morocco**

| | |
|---|---|
| Chief Executive: | Dominique Drouet |
| Personnel: | 574 |
| Production capacity: | 5.1 million t of cement |
| Oujda plant | □ |
| Ras El Ma plant | □ |
| Nador grinding plant | □ |
| Settat grinding plant | □ |
| Shareholdings: | |
| Ecoval | □ |
| Holcim AOZ | □ |
| Holcim Bétons | △ |
| Holcim Granulats | ○ |

**Holcim (South Africa) (Pty) Ltd, South Africa**

| | |
|---|---|
| Chief Executive: | Karl Meissner-Roloff |
| Personnel: | 2,567 |
| Production capacity: | 4.1 million t of cement |
| Dudfield plant | □ |
| Ulco plant | □ |
| Roodepoort grinding plant | □ |
| Aggregates operations | ○ |
| Ready-mix concrete operations | △ |
| Shareholding: | |
| Tanga Cement Company Ltd., Tanzania | □ |

**Egyptian Cement Company S.A.E., Egypt**

| | |
|---|---|
| Chief Executive: | Nassef Sawiris |
| Personnel: | 1,229 |
| Production capacity: | 8.0 million t of cement |
| El Soukhna plant | □ |

□ Cement
○ Aggregates
△ Other construction materials and services

**Ciments de Guinée S.A., Guinea**

| | |
|---|---|
| Chief Executive: | Mohamed Ali Bensaid |
| Personnel: | 201 |
| Production capacity: | 0.6 million t of cement |
| Conakry grinding plant | ☐ |

**Société de Ciments et Matériaux, Ivory Coast**

| | |
|---|---|
| Chief Executive: | Johan Pachler |
| Personnel: | 183 |
| Production capacity: | 0.8 million t of cement |
| Abidjan grinding plant | ☐ |

**United Cement Company of Nigeria Ltd, Nigeria**

| | |
|---|---|
| Chief Executive: | Vlassis Liakouris |
| Personnel: | 194 |
| Production capacity: | 0.4 million t of cement |
| Calabar grinding plant | ☐ |

**Holcim (Liban) S.A.L., Lebanon**

| | | |
|---|---|---|
| Chief Executive: | | Vincent Bouckaert |
| Personnel: | | 380 |
| Production capacity: | | 2.5 million t of cement |
| Chekka plant | ☐ | |
| Shareholdings: | | |
| Holcim Béton S.A.L. | | △ |
| Société Libanaise des Ciments Blancs | ☐ | |
| Bogaz Endustri ve Madencilik, Northern Cyprus | ☐ | |

**Holcim (Outre-Mer) S.A.S., La Réunion**

| | | |
|---|---|---|
| Chief Executive: | | Andreas Rogenmoser |
| Personnel: | | 539 |
| Production capacity: | | 0.9 million t of cement |
| Ibity plant | ☐ | |
| Le Port grinding plant | ☐ | |
| Nouméa grinding plant | ☐ | |
| Shareholdings: | | |
| Holcim Madagascar S.A. | ☐ | |
| Holcim (Mauritius) Ltd | ☐ | |
| Holcim (Nouvelle Calédonie) S.A. | ☐ | |
| Holcim Précontraint S.A. | | △ |
| Holcim (Réunion) S.A. | ☐ | |

**Aden Cement Enterprises Ltd., Republic of Yemen**

| | |
|---|---|
| Chief Executive: | Jaafar Skalli |
| Personnel: | 133 |
| Aden terminal | ☐ |

**"Garadagh" Sement O.T.J.S.C., Azerbaijan**

| | |
|---|---|
| Regional General Manager: | Gareth Babbs |
| Country Manager: | Horia Adrian |
| Personnel: | 549 |
| Production capacity: | 2.0 million t of cement |
| Garadagh plant | ☐ |

**ACC Limited, India**

| | | |
|---|---|---|
| Chief Executive: | | M L Narula |
| Personnel: | | 17,246 |
| Production capacity: | | 20.1 million t of cement |
| Bargarh plant | ☐ | |
| Chaibasa plant | ☐ | |
| Chanda plant | ☐ | |
| Gagal plant | ☐ | |
| Jamul plant | ☐ | |
| Kymore plant | ☐ | |
| Lakheri plant | ☐ | |
| Madukkarai plant | ☐ | |
| Wadi plant | ☐ | |
| Damodhar grinding plant | ☐ | |
| Sindri grinding plant | ☐ | |
| Tikaria grinding plant | ☐ | |
| Ready-mix concrete operations | | △ |

**Gujarat Ambuja Cements Ltd., India**

| | |
|---|---|
| Chief Executive: | Anil Singhvi |
| Personnel: | 9,537 |
| Production capacity: | 18.1 million t of cement |
| Bhatapara plant | ☐ |
| Darlaghat plant | ☐ |
| Kodinar plant | ☐ |
| Maratha plant | ☐ |
| Rabriyawas plant | ☐ |
| Bathinda grinding plant | ☐ |
| Ropar grinding plant | ☐ |
| Sankrail grinding plant | ☐ |

**Holcim (Lanka) Ltd, Sri Lanka**

| | |
|---|---|
| Chief Executive: | Peter Spirig |
| Personnel: | 617 |
| Production capacity: | 1.5 million t of cement |
| Palavi plant | □ |
| Ruhunu grinding plant | □ |

**Holcim (Bangladesh) Ltd, Bangladesh**

| | |
|---|---|
| Chief Executive: | Pn Iyer |
| Personnel: | 492 |
| Production capacity: | 1.3 million t of cement |
| Menghnaghat grinding plant | □ |
| Mongla grinding plant | □ |
| Shareholdings: | |
| Cemcor Limited | △ |
| Saiham Cement Industries Ltd | □ |
| United Cement Industries Limited | □ |

**Siam City Cement (Public) Company Limited, Thailand**

| | |
|---|---|
| Chief Executive: | Leo Mittelholzer |
| Personnel: | 3,593 |
| Production capacity: | 14.8 million t of cement |
| Saraburi plants | □ |
| Shareholdings: | |
| Conwood Co. Ltd. | △ |
| Siam City Concrete Co. Ltd. | △ |

**Holcim (Malaysia) Sdn Bhd, Malaysia**

| | |
|---|---|
| Chief Executive: | Joe Khor |
| Personnel: | 94 |
| Production capacity: | 1.2 million t of cement |
| Pasir Gudang grinding plant | □ |

**Holcim (Singapore) Pte. Ltd, Singapore**

| | |
|---|---|
| Chief Executive: | Joe Khor |
| Personnel: | 88 |
| Ready-mix concrete operations | △ |

**PT Holcim Indonesia Tbk., Indonesia**

| | |
|---|---|
| Chief Executive: | Tim Mackay |
| Personnel: | 2,670 |
| Production capacity: | 7.9 million t of cement |
| Cilacap plant | □ |
| Narogong plant | □ |
| Shareholdings: | |
| PT Holcim Beton | ○ △ |
| PT Wahana Transtama | □ |

**Holcim (Vietnam) Ltd, Vietnam**

| | |
|---|---|
| Chief Executive: | Aidan Lynam |
| Personnel: | 1,173 |
| Production capacity: | 4.1 million t of cement |
| Hon Chong plant | □ |
| Cat Lai grinding plant | □ |
| Thi Vai grinding plant | □ |
| Ready-mix concrete operations | △ |

**Holcim (Philippines) Inc., Philippines**

| | |
|---|---|
| Chief Executive: | Paul O'Callaghan |
| Personnel: | 1,368 |
| Production capacity: | 9.9 million t of cement |
| Bulacan plant | □ |
| Davao plant | □ |
| La Union plant | □ |
| Lugait plant | □ |
| Mabini grinding plant | □ |
| Shareholding: | |
| Trans Asia Power Corporation | △ |

□ Cement

○ Aggregates

△ Other construction materials and services

**Cement Australia Holdings Pty Ltd and Cement Australia Partnership, Australia**

| | | | |
|---|---|---|---|
| Chief Executive: | | | Chris Leon |
| Personnel: | | | 1,447 |
| Production capacity: | | | 3.6 million t of cement |
| Gladstone plant | □ | | |
| Kandos plant | □ | | |
| Railton plant | □ | | |
| Rockhampton plant | □ | | |
| Bulwer Island grinding plant | □ | | |
| Shareholdings: | | | |
| Australian Steel Mill Services Pty | | | △ |
| Cement Australia Packaged Products Pty Ltd. | □ | | |
| Pozzolanic Industries Pty Ltd. | □ | | |
| The Cornwall Coal Mining Company Pty Ltd. | | | △ |

**Holcim (New Zealand) Ltd, New Zealand**

| | | | |
|---|---|---|---|
| Chief Executive: | | | Rex Williams |
| Personnel: | | | 776 |
| Production capacity: | | | 0.6 million t of cement |
| Westport plant | □ | | |
| Christchurch grinding plant | □ | | |
| Aggregates operations | | ○ | |
| Ready-mix concrete operations | | | △ |
| Shareholdings: | | | |
| AML Ltd. | | | △ |
| McDonald's Lime Ltd. | | | △ |
| Millbrook Quarries Ltd | | ○ | |

**Statement of income Holcim Ltd**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Financial income | 410.0 | 460.6 |
| Other ordinary income | 20.7 | 24.4 |
| Extraordinary income | 3,482.3 | 12.1 |
| **Total income** | **3,913.0** | **497.1** |
| | | |
| Financial expenses | (77.6) | (82.3) |
| Other ordinary expenses | (26.0) | (29.3) |
| Change in provisions and valuation adjustments on financial investments | (2.1) | (5.0) |
| Taxes | (2.8) | (5.9) |
| **Total expenses** | **(108.5)** | **(122.5)** |
| | | |
| **Net income** | **3,804.5** | **374.6** |

**Balance sheet Holcim Ltd as at December 31**

| Million CHF | 2006 | 2005 |
|---|---|---|
| Cash and cash equivalents | 269.5 | 272.4 |
| Accounts receivable – Group companies | 583.9 | 98.1 |
| Accounts receivable – third parties | 3.7 | 5.3 |
| Prepaid expenses and other current assets | 11.4 | 8.3 |
| **Total current assets** | **868.5** | **384.1** |
| Loans – Group companies | 1,370.4 | 991.7 |
| Financial investments – Group companies | 11,203.9 | 7,736.9 |
| Other financial investments | 0 | 3.5 |
| **Total long-term assets** | **12,574.3** | **8,732.1** |
| **Total assets** | **13,442.8** | **9,116.2** |
| Current financing liabilities – Group companies | 202.7 | 200.6 |
| Other current liabilities | 676.0 | 19.4 |
| **Total short-term liabilities** | **878.7** | **220.0** |
| Long-term financing liabilities – Group companies | 114.2 | 90.9 |
| Debentures | 1,250.0 | 1,000.0 |
| Long-term provisions | 0 | 2,186.4 |
| **Total long-term liabilities** | **1,364.2** | **3,277.3** |
| **Total liabilities** | **2,242.9** | **3,497.3** |
| Share capital | 510.7 | 459.9 |
| Legal reserves | | |
| – Ordinary reserve | 6,505.2 | 4,399.6 |
| – Reserve for treasury shares | 61.8 | 59.3 |
| Free reserve | 262.8 | 262.8 |
| Retained earnings | 3,859.4 | 437.3 |
| **Total shareholders' equity** | **11,199.9** | **5,618.9** |
| **Total liabilities and shareholders' equity** | **13,442.8** | **9,116.2** |

**Change in shareholders' equity Holcim Ltd**

| Million CHF | Share capital | Ordinary reserve | Reserve for treasury shares | Free reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|
| **January 1, 2005** | **459.9** | **3,974.7** | **484.2** | **262.8** | **349.0** | **5,530.6** |
| Capital increase | | | | | | 0 |
| Capital surplus | | | | | | 0 |
| Decrease reserve for treasury shares | | 424.9 | (424.9) | | | 0 |
| Dividends | | | | | (286.3) | (286.3) |
| Net income of the year | | | | | 374.6 | 374.6 |
| **December 31, 2005** | **459.9** | **4,399.6** | **59.3** | **262.8** | **437.3** | **5,618.9** |
| | | | | | | |
| **January 1, 2006** | **459.9** | **4,399.6** | **59.3** | **262.8** | **437.3** | **5,618.9** |
| Capital increase | 50.8 | | | | | 50.8 |
| Capital surplus | | 2,108.1 | | | | 2,108.1 |
| Increase reserve for treasury shares | | (2.5) | 2.5 | | | 0 |
| Dividends | | | | | (382.4) | (382.4) |
| Net income of the year | | | | | 3,804.5 | 3,804.5 |
| **December 31, 2006** | **510.7** | **6,505.2** | **61.8** | **262.8** | **3,859.4** | **11,199.9** |

Data as required under Articles 663b and c of the Swiss Code of Obligations

| **Contingent liabilities**<br>Million CHF | 31.12.2006 | 31.12.2005 |
|---|---|---|
| **Holcim Capital Corporation Ltd.** | | |
| Guarantees in respect of holders of | | |
| 5% CHF 150 million bonds due in 2006 | 0 | 165 |
| 6.35% USD 249 million private placement due in 2006 | 0 | 338 |
| 3.75% CHF 200 million bonds due in 2007 | 215 | 215 |
| 5.83% USD 35 million private placement due in 2007 | 44[1] | 48 |
| 6.6% USD 168 million private placement due in 2008 | 214[1] | 236 |
| 5.93% USD 105 million private placement due in 2009 | 133[1] | 147 |
| 7.05% USD 358 million private placement due in 2011 | 481[1] | 534 |
| 6.59% USD 165 million private placement due in 2014 | 225[1] | 249 |
| 0% USD 130 million convertible bonds due in 2017 | 159[1] | 810 |
| 7.65% USD 50 million private placement due in 2031 | 84[1] | 96 |
| **Holcim Capital (Thailand) Ltd.** | | |
| Guarantees in respect of holders of | | |
| 6.12% THB 3,000 million bonds due in 2008 | 103[2] | 106 |
| 6.48% THB 2,150 million bonds due in 2010 | 74[2] | 76 |
| 6.69% THB 2,450 million bonds due in 2012 | 84[2] | 87 |
| **Holcim Finance (Australia) Pty Ltd** | | |
| Guarantees in respect of holders of | | |
| 5.5% AUD 150 million bonds due in 2006 | 0 | 148 |
| 6.34% AUD 110 million bonds due in 2006 | 0 | 108 |
| 6.5% AUD 175 million bonds due in 2009 | 169[3] | 0 |
| 6.76% AUD 85 million bonds due in 2009 | 82[3] | 0 |
| **Holcim Finance (Belgium) SA** | | |
| Commercial Paper Program, guarantee based on utilization, EUR 500 million maximum | 294[4] | 286 |
| **Holcim Finance (Canada) Inc.** | | |
| Guarantees in respect of holders of | | |
| 5.86% CAD 105 million private placement due in 2007 | 113[5] | 124 |
| 6.91% CAD 10 million private placement due in 2017 | 13[5] | 14 |
| **Holcim Finance (Luxembourg) SA** | | |
| Guarantees in respect of holders of | | |
| 2.64% EUR 50 million bonds due in 2006 | 0 | 86 |
| 4.375% EUR 750 million bonds due in 2010 | 1,326[4] | 1,286 |
| 4.375% EUR 600 million bonds due in 2014 | 1,061[4] | 1,029 |
| **Holcim Overseas Finance Ltd.** | | |
| Guarantees in respect of holders of | | |
| 2.75% CHF 300 million notes due in 2011 | 330 | 0 |
| 1% CHF 600 million convertible bonds due in 2012 | 719 | 719 |
| **Holcim US Finance S.à r.l. & Cie S.C.S.** | | |
| Guarantees in respect of holders of | | |
| 5.96% USD 125 million notes due in 2013 | 152[1] | 0 |
| 6.1% USD 125 million notes due in 2016 | 152[1] | 0 |
| 6.21% USD 200 million notes due in 2018 | 244[1] | 0 |
| Guarantees for committed credit lines, utilization CHF 2,338 million | 5,537 | 5,300 |
| Other guarantees, utilization CHF 67 million | 1,095 | 753 |

Holcim Ltd is part of a value added tax group and therefore jointly liable to the Swiss Federal Tax Administration for the value added tax liabilities of the other members.

[1] Exchange rate USD: CHF 1.2193.
[2] Exchange rate THB: CHF 0.0344.
[3] Exchange rate AUD: CHF 0.9659.
[4] Exchange rate EUR: CHF 1.6072.
[5] Exchange rate CAD: CHF 1.0511.

**Issued bonds**

The outstanding bonds and private placements as at December 31, 2006 are listed on pages 132 to 134.

**Principal investments**

The principal direct and indirect investments of Holcim Ltd are listed under the heading "Principal companies" on pages 148 to 150.

**Release of reserves**

In accordance with the regulations contained in the circular letter n. 10/1998 issued by the Swiss Federal Tax Administration, the company had to release provisions after expiration of a ten-year transition period. These provisions were built in previous years to qualify for exemptions from capital gain taxes on Group internal restructurings executed at fair market values. According to Art. 663b item 8 CO, the total net release of these tax originated and other reserves amounts to CHF 2,156,385,389.97.

| Treasury shares | | Number | Price per share in CHF | Million CHF |
|---|---|---|---|---|
| 01.01.05 | Treasury shares | 6,786,750 | 71.35 | 484.2 |
| 01.01. to 31.12.05 | Movement | (5,957,752) | 72.98 | (424.9) |
| 31.12.05 | Treasury shares | 828,998 | 71.58 | 59.3 |
| 01.01.06 | Treasury shares | 828,998 | 71.58 | 59.3 |
| 01.01. to 31.12.06 | Movement | (149,086) | 99.60 | 2.5 |
| 31.12.06 | Treasury shares | 679,912 | 90.84 | 61.8 |

| Conditional share capital | | Number | Price per share in CHF | Million CHF |
|---|---|---|---|---|
| 01.01.05 | Conditional shares par value | 14,007,875 | 2.00 | 28.0 |
| 01.01. to 31.12.05 | Movement | 0 | 0 | 0 |
| 31.12.05 | Conditional shares par value | 14,007,875 | 2.00 | 28.0 |
| 01.01.06 | Conditional shares par value | 14,007,875 | 2.00 | 28.0 |
| 01.01. to 31.12.06 | Movement | (4,348,060) | 2.00 | (8.7) |
| 31.12.06 | Conditional shares par value | 9,659,815 | 2.00 | 19.3 |

**Share interests of Board of Directors and senior management**

As at December 31, 2006, the members of the Board of Directors and the senior management of Holcim held directly and indirectly in the aggregate 54,001,051 (2005: 50,840,808) registered shares and no rights to acquire further registered shares and 496,619 (2005: 499,571) call options on registered shares.

**Important shareholders**[1]

As at December 31, 2006, Thomas Schmidheiny directly and indirectly held 53,698,257 or 21.03 percent (2005: 50,583,614 or 22 percent) registered shares.[2]

Capital Group Companies Inc. held 22,961,792 or 9.99 percent shares as at April 4, 2006.

The information disclosed complies with all Swiss legal requirements. Further information can be found in the Corporate Governance chapter on pages 64 to 85.

[1] Shareholding of more than 5 percent.

[2] Included in share interests of Board of Directors and senior management.

| Dividend-bearing share capital | | 2006 | | 2005 |
|---|---|---|---|---|
| Shares | Number | Million CHF | Number | Million CHF |
| Registered shares of CHF 2 par value | 255,348,625 | 510.7 | 229,925,518 | 459.9 |
| **Total** | **255,348,625** | **510.7** | **229,925,518** | **459.9** |

| Appropriation of retained earnings | | |
|---|---|---|
| CHF | | |
| Retained earnings brought forward | 54,906,182 | 62,649,531 |
| Net income of the year | 3,804,481,989 | 374,641,650 |
| **Retained earnings** | **3,859,388,171** | **437,291,181** |
| The Board of Directors proposes to the annual general meeting of shareholders of May 4, 2007 in Dübendorf the following appropriation: | | |
| Gross dividend[1] | (509,337,426) | (382,384,999) |
| Appropriation to free reserves | (3,200,000,000) | 0 |
| **Balance to be carried forward** | **150,050,745** | **54,906,182** |

This results in the following dividend per share:

| Dividend | Gross | Net[2] |
|---|---|---|
| Registered share | CHF 2.00 | CHF 1.30 |

On May 10, 2007, the dividend on registered shares will be paid in accordance with shareholders' instructions.

[1] No dividend is paid on treasury shares held by Holcim. On January 1, 2007, treasury holdings amounted to 679,912 registered shares.
[2] After deduction of 35 percent withholding tax.

**Report of the statutory auditors to the general meeting of Holcim Ltd**

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes presented on pages 160 to 165) of Holcim Ltd for the year ended December 31, 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd





Christoph Dolensky
Swiss Certified Accountant
In charge of the audit

Jan A. Birgerson
Authorized Public Accountant
In charge of the audit

Zurich, February 23, 2007

## 5-year-review Group Holcim

| | | 2006 | 2005[1] | 2004[1,2] | 2003[1,2] | 2002[1,2] |
|---|---|---|---|---|---|---|
| **Statement of income** | | | | | | |
| Net sales | Million CHF | 23,969 | 18,468 | 13,215 | 12,600 | 13,010 |
| Gross profit | Million CHF | 11,353 | 8,729 | 6,577 | 6,017 | 6,221 |
| Operating EBITDA | Million CHF | 6,086 | 4,627 | 3,588 | 3,311 | 3,341 |
| Operating EBITDA margin | % | 25.4 | 25.1 | 27.2 | 26.3 | 25.7 |
| EBITDA | Million CHF | 6,333 | 4,757 | 3,619 | 3,383 | 3,399 |
| Operating profit | Million CHF | 4,385 | 3,316 | 2,251 | 1,925 | 1,903 |
| Operating profit margin | % | 18.3 | 18.0 | 17.0 | 15.3 | 14.6 |
| Depreciation and amortization | Million CHF | 1,723 | 1,339 | 1,444 | 1,446 | 1,545 |
| EBIT | Million CHF | 4,610 | 3,418 | 2,175 | 1,937 | 1,854 |
| Income taxes | Million CHF | 1,078 | 865 | 510 | 510 | 493 |
| Tax rate | % | 28.4 | 32.6 | 31.1 | 35.5 | 37.4 |
| Net income | Million CHF | 2,719 | 1,789 | 1,128 | 928 | 826 |
| Net income margin | % | 11.3 | 9.7 | 8.5 | 7.4 | 6.4 |
| Net income – equity holders of Holcim Ltd | Million CHF | 2,104 | 1,511 | 889 | 682 | 535 |
| **Cash flow statement** | | | | | | |
| Cash flow from operating activities | Million CHF | 4,423 | 3,405 | 2,622 | 2,619 | 2,388 |
| Cash flow margin | % | 18.5 | 18.4 | 19.8 | 20.8 | 18.4 |
| Investments in property, plant and equipment for maintenance | Million CHF | 1,062 | 879 | 755 | 802 | 843 |
| Investments in property, plant and equipment for expansion | Million CHF | 1,265 | 607 | 368 | 490 | 409 |
| Financial investments net | Million CHF | 2,054 | 4,853 | 1,279 | 442 | 245 |
| **Balance sheet** | | | | | | |
| Current assets | Million CHF | 9,747 | 8,849 | 7,396 | 6,028 | 6,460 |
| Long-term assets | Million CHF | 34,955 | 29,262 | 18,454 | 18,786 | 18,989 |
| Total assets | Million CHF | 44,702 | 38,111 | 25,850 | 24,814 | 25,449 |
| Short-term liabilities | Million CHF | 8,621 | 6,782 | 5,350 | 5,224 | 5,168 |
| Long-term liabilities | Million CHF | 17,356 | 17,079 | 9,839 | 10,127 | 10,878 |
| Total shareholders' equity | Million CHF | 18,725 | 14,250 | 10,661 | 9,463 | 9,403 |
| Shareholders' equity as % of total assets | | 41.9 | 37.4 | 41.2 | 38.1 | 36.9 |
| Minority interest | Million CHF | 3,548 | 2,783 | 2,178 | 2,666 | 2,867 |
| Net financial debt | Million CHF | 12,837 | 12,693 | 6,846 | 8,324 | 8,878 |
| **Capacity, sales and personnel** | | | | | | |
| Annual production capacity cement | Million t | 197.8 | 160.4 | 154.1 | 145.2 | 141.9 |
| Sales of cement | Million t | 140.7 | 110.6 | 102.1 | 94.3 | 90.5 |
| Sales of mineral components | Million t | 6.0 | 5.5 | 4.4 | 3.2 | 3.2 |
| Sales of aggregates | Million t | 187.6 | 169.3 | 104.2 | 95.9 | 92.1 |
| Sales of ready-mix concrete | Million $m^3$ | 44.2 | 38.2 | 29.3 | 27.0 | 25.3 |
| Personnel | 31.12. | 88,783 | 59,901 | 46,909 | 48,220 | 51,115 |
| **Financial ratios** | | | | | | |
| Return on equity[3] | % | 15.8 | 15.1 | 11.6 | 10.2 | 7.6 |
| Gearing[4] | % | 68.6 | 89.1 | 64.2 | 88.0 | 94.4 |
| Funds from operations[5]/net financial debt | % | 34.6 | 24.6 | 37.6 | 28.5 | 26.7 |
| EBITDA net interest coverage | x | 6.8 | 6.0 | 6.8 | 6.8 | 6.2 |
| EBIT net interest coverage | x | 5.0 | 4.3 | 4.1 | 3.9 | 3.4 |

[1] Restated in line with IAS 21 amended.
[2] Restated in line with new and revised IFRS, effective January 1, 2005.
[3] Excludes minority interest.
[4] Net financial debt divided by total shareholders' equity.
[5] Net income plus depreciation and amortization.

**Cautionary statement regarding forward-looking statements**

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance. Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document. Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
info@holcim.com
www.holcim.com

© 2007 Holcim Ltd – Printed in Switzerland on FSC paper



With their design for the new Stuttgart main train station, Christoph Ingenhoven and his team put forward an impressive manifest for sustainable architecture.





The Holcim Foundation for Sustainable Construction has presented its first-ever awards for outstanding sustainable construction projects. They are described in this Annual Report. The Global Holcim Awards went to (portraits from right to left): Christoph Ingenhoven (Germany), Silvia Soonets, Isabel and Maria Ines Pocaterra (Venezuela), Luigi Centola (Italy) and Daniel Pearl (Canada).

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.





Strength. Performance. Passion.



RECEIVED


Holcim

# First Quarter Interim Report 2007 Holcim Ltd

**Key figures Group Holcim**

| January–March | | 2007 | 2006 | ±% | ±% local currency |
|---|---|---|---|---|---|
| Annual production capacity cement | million t | 198.1 | 197.8[1] | +0.2 | |
| Sales of cement | million t | 34.6 | 27.8 | +24.5 | |
| Sales of mineral components | million t | 1.1 | 1.1 | | |
| Sales of aggregates | million t | 36.2 | 34.5 | +4.9 | |
| Sales of ready-mix concrete | million $m^3$ | 9.4 | 9.1 | +3.3 | |
| Sales of asphalt | million t | 2.1 | 1.8 | +16.7 | |
| Net sales | million CHF | 5,728 | 4,628 | +23.8 | +26.0 |
| Operating EBITDA | million CHF | 1,342 | 1,001 | +34.1 | +38.3 |
| Operating EBITDA margin | % | 23.4 | 21.6 | | |
| EBITDA | million CHF | 1,382 | 1,031 | +34.0 | +37.6 |
| Operating profit | million CHF | 904 | 627 | +44.2 | +49.6 |
| Operating profit margin | % | 15.8 | 13.5 | | |
| Net income | million CHF | 530 | 273 | +94.1 | +102.2 |
| Net income margin | % | 9.3 | 5.9 | | |
| Net income – equity holders of Holcim Ltd | million CHF | 356 | 170 | +109.4 | +115.9 |
| Cash flow from operating activities | million CHF | 130 | (107) | +221.5 | +239.3 |
| Cash flow margin | % | 2.3 | (2.3) | | |
| Net financial debt | million CHF | 13,508 | 12,837[1] | +5.2 | +5.0 |
| Total shareholders' equity | million CHF | 19,309 | 18,725[1] | +3.1 | +2.3 |
| Gearing[2] | % | 70.0 | 68.6[1] | | |
| Personnel | | 87,568 | 88,783[1] | −1.4 | |
| Earnings per dividend-bearing share[3] | CHF | 1.40 | 0.74 | +89.2 | +94.6 |
| Fully diluted earnings per share[3] | CHF | 1.39 | 0.74 | +87.8 | +93.2 |

**Principal key figures in USD (illustrative)[4]**

| | | 2007 | 2006 | ±% |
|---|---|---|---|---|
| Net sales | million USD | 4,657 | 3,560 | +30.8 |
| Operating EBITDA | million USD | 1,091 | 770 | +41.7 |
| Operating profit | million USD | 735 | 482 | +52.5 |
| Net income – equity holders of Holcim Ltd | million USD | 289 | 131 | +120.6 |
| Cash flow from operating activities | million USD | 106 | (82) | +229.3 |
| Net financial debt | million USD | 11,072 | 10,522[1] | +5.2 |
| Total shareholders' equity | million USD | 15,827 | 15,348[1] | +3.1 |
| Earnings per dividend-bearing share[3] | USD | 1.14 | 0.57 | +100.0 |

**Principal key figures in EUR (illustrative)[4]**

| | | 2007 | 2006 | ±% |
|---|---|---|---|---|
| Net sales | million EUR | 3,536 | 2,967 | +19.2 |
| Operating EBITDA | million EUR | 828 | 642 | +29.0 |
| Operating profit | million EUR | 558 | 402 | +38.8 |
| Net income – equity holders of Holcim Ltd | million EUR | 220 | 109 | +101.8 |
| Cash flow from operating activities | million EUR | 80 | (69) | +215.9 |
| Net financial debt | million EUR | 8,338 | 7,973[1] | +4.6 |
| Total shareholders' equity | million EUR | 11,919 | 11,630[1] | +2.5 |
| Earnings per dividend-bearing share[3] | EUR | 0.86 | 0.47 | +83.0 |

[1] As of December 31, 2006.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[4] Income statement figures translated at average rate; balance sheet figures at closing rate.

# Strong start to the new year. Solid financial results confirm that Holcim is on a growth path.

To our shareholders

**Quarterly result driven by economic growth**

The fundamental strengths of Holcim showed clearly in the first quarter of 2007. Economic growth stimulated demand for our products in Europe, Africa and Asia – supported by a mild winter on the European continent. We were able to offset the weaker sales posted in North America and individual markets of Latin America and achieve higher consolidated sales volumes in all product segments.

Cement sales increased by 24.5 percent to 34.6 million tonnes. The strongest increase was recorded by Asia, driven by our expanded presence in India. Sales of aggregates were up by 4.9 percent to 36.2 million tonnes and deliveries of ready-mix concrete increased by 3.3 percent to 9.4 million cubic meters.

| Group in million CHF | Jan–March 2007 | Jan–March 2006 | ±% |
|---|---|---|---|
| Net sales | 5,728 | 4,628 | +23.8 |
| Operating EBITDA | 1,342 | 1,001 | +34.1 |
| Operating profit | 904 | 627 | +44.2 |
| Net income | 530 | 273 | +94.1 |
| Cash flow from operating activities | 130 | (107) | +221.5 |

Consolidated net sales improved by 23.8 percent to CHF 5.728 billion, and operating EBITDA increased by 34.1 percent to CHF 1.342 billion. In many markets the continuing cost pressure of thermal fuels and electricity was absorbed by stepping up efficiency and adjusting prices. The operating EBITDA margin increased by 1.8 percentage points to 23.4 percent, and the Group posted an impressive 19.4 percent internal operating EBITDA growth.

Consolidated net income increased by 94.1 percent to CHF 530 million. Cash flow from operating activities developed strongly and was up 221.5 percent to CHF 130 million.

**Rising demand for building materials in Europe**

Group region Europe profited from a continued robust market and a mild winter.

Most Group companies sold more cement, and deliveries of aggregates and ready-mix concrete were up almost everywhere. Sales in all segments developed well in northern France and the Benelux countries. Thanks to the growing market, the two Group companies in northern and southern Germany were able to increase sales of cement and ready-mix concrete. In the UK, sales volumes of aggregates and ready-mix concrete exceeded the previous year's levels. However, less asphalt was sold in this market due to government delays in calling for tenders for road construction and lower construction activity on account of heavy rainfall. In Eastern Europe demand remained strong and the Group companies in this region were able to increase deliveries, in some cases substantially. The strongest sales growth was posted in Romania and Bulgaria. Alpha Cement in Russia also reported an impressive sales performance.

Cement sales in Group region Europe rose by 22 percent to 7.2 million tonnes. Deliveries of aggregates also increased considerably by 21.2 percent to 22.9 million tonnes. Sales of ready-mix concrete increased by 4.9 percent to 4.3 million cubic meters. The first-time consolidation of Foster Yeoman in the UK had a positive effect on sales volumes.

| Europe in million CHF | Jan–March 2007 | Jan–March 2006 | ±% |
|---|---|---|---|
| Net sales | 2,237 | 1,652 | +35.4 |
| Operating EBITDA | 435 | 291 | +49.5 |
| Operating profit | 278 | 162 | +71.6 |

Operating EBITDA rose by 49.5 percent to CHF 435 million. Internal operating EBITDA growth was at 37.2 percent. The generally favorable pricing environment compensated for cost increases in raw materials and energy, and progress in cost containment led to better margins. The improved results of the Group companies in Spain, France, Romania and Russia deserve special mention.

In Group region Europe capacity expansion continues to take place. In France, a new grinding plant near Rouen will be supplying the Greater Paris area with cement in an environmentally friendly way via the Seine from 2010 onward. The upgrading of the Beli Izvor plant in Bulgaria and the construction of the largest kiln line in Romania at the Campulung plant are both at an advanced stage. A new project will be also started in Russia. The Shurovo plant, which supplies the booming building materials markets in and around Moscow, is to be expanded. It is planned to double annual production capacity to 2.1 million tonnes of cement.

**Weak residential construction in North America**

The US building industry saw a fall off in activity in the first quarter. The reason for this slowdown was the marked decline in residential construction and the exceptionally bad building weather in several market regions. But solid demand for commercial and industrial construction and important infrastructure projects in the transport and utilities sectors provided for some compensation. In Canada, building activity recovered modestly in Ontario and Quebec, the provinces important to Holcim, but residential construction also saw a fall off.

In North America, consolidated sales of cement declined by 17.1 percent to 2.9 million tonnes compared to the record sales in the previous year's first quarter. In some regions, rain and heavy snowfalls contributed to the economic slowdown which led to a decrease in sales volumes. Bad weather affected the entire Northeast of the USA, the Great Lakes region, and the markets along the Mississippi and Missouri Rivers. The decline in demand also led to a reduction of lower-margin cement imports by Holcim US.

The difficult market environment and the poor weather conditions affected sales of aggregates and ready-mix concrete by Aggregate Industries US. St. Lawrence Cement also recorded lower deliveries of these products. Including Meyer Material, which was acquired in mid-2006, sales of aggregates in this Group region declined by 24.7 percent to 7 million tonnes. Sales volumes of ready-mix concrete declined by 18.2 percent to 0.9 million cubic meters.

| North America in million CHF | Jan–March 2007 | Jan–March 2006 | ±% |
|---|---|---|---|
| Net sales | 773 | 884 | –12.6 |
| Operating EBITDA | 17 | 77 | –77.9 |
| Operating profit | (62) | (1) | – |

Holcim US was able to largely offset the lower sales volumes with improved prices and an increase in operating efficiency, thus financial results almost matched the strong previous year in local currency terms. However, St. Lawrence Cement could not repeat the solid result seen in the first quarter of 2006. Aggregate Industries US – expanded by Meyer Material – also reported a loss as in the previous years due to the fact that particularly in road construction orders are traditionally weak at the start of the year. The consolidated operating EBITDA decreased by 77.9 percent to CHF 17 million. Internal operating EBITDA growth was negative at 62.3 percent.

Work at the new Ste. Genevieve site is now focusing on the production facilities and silos. The plant is scheduled to come on stream in 2009 and will be the largest in the US, with an annual capacity of 4 million tonnes.

In February 2007, Holcim announced that the company would make an offer for all minority shareholdings of St. Lawrence Cement. However, a formal offer is dependent on fulfilling certain conditions. At present, a special committee consisting of independent board members of St. Lawrence Cement is considering the proposed offer. We expect that the transaction will be successfully concluded at the earliest in the second half of 2007.

**Robust development in Latin America**

Developments in Group region Latin America met expectations in the first months of 2007. Growth varied by region, and in a few markets the recovery was moderate. Besides robust domestic demand, export-oriented industries supported the solid order position in the construction industry. Primarily, residential construction particularly attracted investment. A number of infrastructure projects, including port, road, underground transport and power plant construction, were also important.

In Mexico, Holcim Apasco witnessed a moderate decline in cement sales on account of generally lower construction activity. Deliveries of ready-mix concrete remained stable. Sales by Group companies in Central America developed well. Market conditions were also good in Colombia and Ecuador, and the deliveries of cement and ready-mix concrete rose significantly.

To meet growing domestic demand, Holcim Venezuela further reduced its export activities. Heavy rainfall hampered construction activity in Brazil, which temporarily impacted on deliveries by our local Group company. In Chile economic growth has slowed since the last quarter of 2006, with the result that Cemento Polpaico sold less cement and ready-mix concrete. The market situation in Argentina remained robust, and Minetti achieved impressive growth rates in all segments. Accordingly, the company is taking measures to increase productivity in its cement plants by 2008.

Group region Latin America almost maintained the high previous year's level. Consolidated cement sales declined only marginally by 1.6 percent to 6.3 million tonnes. Sales of aggregates fell by 3.2 percent to 3 million tonnes, while deliveries of ready-mix concrete remained unchanged at 2.4 million cubic meters.

| Latin America in million CHF | Jan–March 2007 | Jan–March 2006 | ±% |
|---|---|---|---|
| Net sales | 933 | 926 | +0.8 |
| Operating EBITDA | 304 | 329 | −7.6 |
| Operating profit | 242 | 263 | −8.0 |

Operating EBITDA in this Group region decreased by 7.6 percent to CHF 304 million, due primarily to a worsening of exchange rates versus the Swiss franc. Internal operating EBITDA growth was only slightly negative at 0.9 percent.

**Solid market growth in Group region Africa Middle East**

The building materials markets for Holcim in this Group region benefited from solid economic growth in the first quarter of 2007. All Group companies reported higher cement sales. Demand was particularly strong along the North African coast and in South Africa.

In Morocco, our plants were running at high capacity. Road construction, public housing construction programs, and growing investment in the infrastructure of the tourism sector boosted deliveries of cement and ready-mix concrete. Egyptian Cement experienced increased demand for cement on the back of a robust domestic economic expansion, and exports rose modestly. In Lebanon, too, the Group company sold more cement. Much of the considerable rise in sales is explained by higher cement exports also to neighboring countries. Demand for ready-mix concrete was stable in the Greater Beirut area. Intensified residential construction and infrastructure expansion on La Réunion resulted in higher sales volumes of cement and ready-mix concrete for the Group companies in the Indian Ocean. Sales volumes recovered partially in West Africa. With demand for building materials remaining dynamic, Holcim South Africa again recorded substantial increases in sales in all product segments.

Consolidated cement sales in this Group region rose by 17.6 percent to 4 million tonnes. At 2.5 million tonnes, deliveries of aggregates matched the previous year's level. Sales of ready-mix concrete improved by 20 percent to 0.6 million cubic meters.

| Africa Middle East in million CHF | Jan–March 2007 | Jan–March 2006 | ±% |
|---|---|---|---|
| Net sales | 538 | 466 | +15.5 |
| Operating EBITDA | 196 | 151 | +29.8 |
| Operating profit | 177 | 128 | +38.3 |

Compared with the first quarter of 2006, Group region Africa Middle East achieved substantially stronger results. Operating EBITDA increased by 29.8 percent to CHF 196 million, and internal operating EBITDA growth was 45 percent. The Group companies in South Africa, Morocco and Egypt all reported markedly stronger financial results.

In the second half of 2007, Holcim Morocco will bring on stream a new kiln line south of Casablanca with a capacity of 1.7 million tonnes. One of the benefits of this expansion is to be able to supply low-cost clinker to the already existing grinding plant at the same site.

Further progress was made on the sale of part of our shareholding in Holcim South Africa to a consortium satisfying the government's Black Economic Empowerment requirements. The planned transaction is expected to be finalized in the course of the next few months having secured financing from the consortium and obtained the necessary approvals.

**Continued expansion in Group region Asia Pacific**

In the first quarter of 2007, the construction industry in this Group region progressed further. Only Thailand saw a slowdown in economic growth, as a result of the political situation. Cement consumption rose in all other markets that Holcim serves in the region. Demand for construction materials was particularly strong in India. As a result, the two Group companies, ACC and Ambuja Cements, were running at full capacity.

Holcim Vietnam substantially increased its cement production. The commissioning of a second ready-mix concrete plant to the south of Ho Chi Minh City gave the Group company improved customer proximity within its main market. Siam City Cement in Thailand compensated for softer domestic sales through higher cement exports. Sales of ready-mix concrete rose slightly. In the Philippines, we benefited from increased public investment in infrastructure projects. Private residential and commercial construction created additional demand. Holcim Indonesia increased sales of cement and ready-mix concrete. Thanks to the solid level of new orders in commercial and industrial construction, Cement Australia was able to sell more cement despite lower demand for building materials in residential construction. Holcim New Zealand registered higher sales of cement and set a new production record for aggregates.

The sharp rise in consolidated cement sales by 57.4 percent to 15.9 million tonnes is primarily due to the two Indian Group companies. In the previous year, sales volumes of ACC and Ambuja Cements were consolidated only as of February and May, respectively. Shipments of aggregates increased substantially by 14.3 percent to 0.8 million tonnes. Deliveries of ready-mix concrete increased by 20 percent to 1.2 million cubic meters. This reflects in particular the first-time inclusion of our activities in important Indian conurbations and the ongoing vertical integration in other metropolitan areas in this Group region.

| Asia Pacific in million CHF | Jan–March 2007 | Jan–March 2006 | ±% |
|---|---|---|---|
| Net sales | 1,451 | 862 | +68.3 |
| Operating EBITDA | 444 | 217 | +104.6 |
| Operating profit | 324 | 141 | +129.8 |

The expanded scope of consolidation and the solid business performance have positively impacted this Group region's financial results. Operating EBITDA increased by 104.6 percent to CHF 444 million. With the exception of Cement Australia, all Group companies improved their financial results. Internal operating EBITDA growth reached 26.7 percent.

Capacity is being selectively expanded, particularly in the growth market of India. Ambuja Cements will be constructing five further grinding plants and two kiln lines in the coming years. ACC will also substantially expand its production capacity. Major work on extending two existing plants has already started, supplemented by two new grinding plants. By the end of 2010, production capacity in this growth market will expand by about 15 million tonnes in total to well over 50 million tonnes. This capacity expansion will allow the two Group companies to profit from the anticipated market growth and generate additional added value.

In the period under review, we increased our participation (voting right) in ACC and Ambuja Cements in India to 38 percent and 28 percent, respectively, through open market purchases.

In China, approval is still pending for Huaxin Cement's planned capital increase. Holcim intends to continue reinforcing and expanding its presence in the world's largest cement market.

**Continued growth**

The global economy is expected to continue to drive demand for our products in the coming months. The acquisitions made in 2006 will have a positive impact on the Group's financial result in 2007 and counter the slowdown witnessed in some markets. The Board of Directors and the Executive Committee expect to reach again in 2007 the long-term growth target of 5 percent in internal operating EBITDA.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

May 3, 2007

**Consolidated statement of income of Group Holcim**

| January–March<br>Million CHF | Notes | 2007<br>Unaudited | 2006<br>Unaudited | ±% |
|---|---|---|---|---|
| **Net sales** | 5 | **5,728** | **4,628** | **+23.8** |
| Production cost of goods sold | | (2,969) | (2,538) | |
| **Gross profit** | | **2,759** | **2,090** | **+32.0** |
| Distribution and selling expenses | | (1,442) | (1,070) | |
| Administration expenses | | (413) | (393) | |
| Other income net | 7 | 14 | 13 | |
| Share of profit of associates | | 19 | 14 | |
| Financial income | 8 | 45 | 35 | |
| Financial expenses | 9 | (238) | (272) | |
| **Net income before taxes** | | **744** | **417** | **+78.4** |
| Income taxes | | (214) | (144) | |
| **Net income** | | **530** | **273** | **+94.1** |
| **Attributable to:** | | | | |
| Equity holders of Holcim Ltd | | 356 | 170 | +109.4 |
| Minority interest | | 174 | 103 | +68.9 |
| CHF | | | | |
| Earnings per dividend-bearing share[1] | | 1.40 | 0.74 | +89.2 |
| Fully diluted earnings per share[1] | | 1.39 | 0.74 | +87.8 |

| Million CHF | | | | |
|---|---|---|---|---|
| Operating EBITDA[2] | 6 | 1,342 | 1,001 | +34.1 |
| EBITDA[2] | | 1,382 | 1,031 | +34.0 |
| Operating profit | | 904 | 627 | +44.2 |
| EBIT[3] | | 943 | 662 | +42.4 |

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[2] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.

[3] Earnings before interest (financial expenses less interest earned on cash and marketable securities) and taxes.

**Consolidated balance sheet of Group Holcim**

| Million CHF | 31.3.2007 | 31.12.2006 | 31.3.2006 |
|---|---|---|---|
| | Unaudited | Audited | Unaudited |
| Cash and cash equivalents | 2,843 | 3,208 | 3,320 |
| Marketable securities | 17 | 15 | 166 |
| Accounts receivable | 3,752 | 3,659 | 3,386 |
| Inventories | 2,399 | 2,282 | 2,073 |
| Prepaid expenses and other current assets | 776 | 583 | 619 |
| **Total current assets** | **9,787** | **9,747** | **9,564** |
| Financial assets | 635 | 689 | 642 |
| Investments in associates | 729 | 727 | 1,296 |
| Property, plant and equipment | 24,198 | 23,831 | 21,506 |
| Intangible and other assets | 9,560 | 9,419 | 7,834 |
| Deferred tax assets | 355 | 289 | 345 |
| **Total long-term assets** | **35,477** | **34,955** | **31,623** |
| **Total assets** | **45,264** | **44,702** | **41,187** |
| Trade accounts payable | 2,178 | 2,568 | 1,882 |
| Current financial liabilities | 3,330 | 3,590 | 3,933 |
| Current tax liabilites | 306 | 271 | 154 |
| Other current liabilities | 2,158 | 2,192 | 1,802 |
| **Total short-term liabilities** | **7,972** | **8,621** | **7,771** |
| Long-term financial liabilities | 13,038 | 12,470 | 13,616 |
| Defined benefit obligations | 479 | 488 | 587 |
| Deferred tax liabilities | 3,073 | 3,023 | 2,601 |
| Long-term provisions | 1,393 | 1,375 | 1,194 |
| **Total long-term liabilities** | **17,983** | **17,356** | **17,998** |
| **Total liabilities** | **25,955** | **25,977** | **25,769** |
| Share capital | 511 | 511 | 460 |
| Capital surplus | 6,104 | 6,085 | 3,973 |
| Treasury shares | (53) | (62) | (52) |
| Reserves | 9,120 | 8,643 | 7,297 |
| **Total equity attributable to shareholders of Holcim Ltd** | **15,682** | **15,177** | **11,678** |
| Minority interest | 3,627 | 3,548 | 3,740 |
| **Total shareholders' equity** | **19,309** | **18,725** | **15,418** |
| **Total liabilities and shareholders' equity** | **45,264** | **44,702** | **41,187** |

## Statement of changes in consolidated equity of Group Holcim

| Million CHF | Share capital | Capital surplus | Treasury shares |
|---|---|---|---|
| **Equity as at December 31, 2005** | **460** | **3,967** | **(59)** |
| Currency translation effects | | | |
| Change in fair value | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| – Net investment hedges | | | |
| Realized gain (loss) through income statement | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| Net income recognized directly in equity | | | |
| Net income recognized in consolidated statement of income | | | |
| **Total recognized net income** | | | |
| Share capital increase | | | |
| Conversion of convertible bonds | | | |
| Dividends | | | |
| Change in treasury shares net | | | 7 |
| Share-based remuneration | | 6 | |
| Capital paid-in by minorities | | | |
| New minorities assumed | | | |
| Buyout of minorities | | | |
| **Total of other equity movements** | | **6** | **7** |
| **Equity as at March 31, 2006 (unaudited)** | **460** | **3,973** | **(52)** |
| **Equity as at December 31, 2006** | **511** | **6,085** | **(62)** |
| Currency translation effects | | | |
| Taxes related to equity items | | | |
| Change in fair value | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| – Net investment hedges | | | |
| Realized gain (loss) through income statement | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| Net income recognized directly in equity | | | |
| Net income recognized in consolidated statement of income | | | |
| **Total recognized net income** | | | |
| Share capital increase | | | |
| Conversion of convertible bonds | | 25 | |
| Dividends | | | |
| Change in treasury shares net | | | 9 |
| Share-based remuneration | | (6) | |
| Capital paid-in by minorities | | | |
| New minorities assumed | | | |
| Buyout of minorities | | | |
| **Total of other equity movements** | | **19** | **9** |
| **Equity as at March 31, 2007 (unaudited)** | **511** | **6,104** | **(53)** |

| | Attributable to equity holders of Holcim Ltd | | | | | Minority interest | Total shareholders' equity |
|---|---|---|---|---|---|---|---|
| | Retained earnings | Available-for-sale equity reserve | Cash flow hedging reserve | Currency translation effects | Total reserves | | |
| | **8,170** | **(1)** | **(25)** | **(1,045)** | **7,099** | **2,783** | **14,250** |
| | | | | 19 | 19 | | 19 |
| | | | 7 | | 7 | | 7 |
| | | | 7 | 19 | 26 | | 26 |
| | 170 | | | | 170 | 103 | 273 |
| | **170** | | **7** | **19** | **196** | **103** | **299** |
| | | | | | | (47) | (47) |
| | 2 | | | | 2 | | 9 |
| | | | | | | | 6 |
| | | | | | | 11 | 11 |
| | | | | | | 920 | 920 |
| | | | | | | (30) | (30) |
| | **2** | | | | **2** | **854** | **869** |
| | **8,342** | **(1)** | **(18)** | **(1,026)** | **7,297** | **3,740** | **15,418** |
| | **9,914** | **3** | **(5)** | **(1,269)** | **8,643** | **3,548** | **18,725** |
| | | | | 114 | 114 | 47 | 161 |
| | | | 5 | | 5 | | 5 |
| | | | 5 | 114 | 119 | 47 | 166 |
| | 356 | | | | 356 | 174 | 530 |
| | **356** | | **5** | **114** | **475** | **221** | **696** |
| | | | | | | | 25 |
| | | | | | | (96) | (96) |
| | 2 | | | | 2 | | 11 |
| | | | | | | | (6) |
| | | | | | | 8 | 8 |
| | | | | | | (54) | (54) |
| | **2** | | | | **2** | **(142)** | **(112)** |
| | **10,272** | **3** | **0** | **(1,155)** | **9,120** | **3,627** | **19,309** |

**Consolidated cash flow statement of Group Holcim**

| January–March<br>Million CHF | 2007<br>Unaudited | 2006<br>Unaudited | ±% |
|---|---|---|---|
| **Operating profit**[1] | **904** | **627** | **+44.2** |
| Depreciation and amortization of operating assets | 438 | 374 | |
| Other non-cash items | (50) | (109) | |
| Change in net working capital | (786) | (616) | |
| **Cash generated from operations** | **506** | **276** | **+83.3** |
| Dividends received | 13 | 16 | |
| Financial income | (8) | (7) | |
| Interest paid | (144) | (162) | |
| Income taxes paid | (228) | (223) | |
| Other expenses | (9) | (7) | |
| **Cash flow from (used in) operating activities (A)** | **130** | **(107)** | **+221.5** |
| | | | |
| Purchase of property, plant and equipment | (577) | (489) | |
| Disposal of property, plant and equipment | 18 | 27 | |
| Purchase of financial assets, intangible and other assets | (337) | (748) | |
| Disposal of financial assets, intangible and other assets | 176 | 268 | |
| **Cash flow used in investing activities (B)** | **(720)** | **(942)** | **+23.6** |
| | | | |
| Dividends paid to minority shareholders | (97) | (47) | |
| Capital paid-in by minority interests | 8 | 11 | |
| Movements of treasury shares net | 11 | 9 | |
| (De)Increase in current financial liabilities net | (172) | 1,179 | |
| Proceeds from long-term financial liabilities | 1,117 | 435 | |
| Repayment of long-term financial liabilities | (662) | (546) | |
| **Cash flow from financing activities (C)** | **205** | **1,041** | **–80.3** |
| | | | |
| **Decrease in cash and cash equivalents (A+B+C)** | **(385)** | **(8)** | |
| | | | |
| **Cash and cash equivalents as at January 1** | **3,208** | **3,332** | |
| Decrease in cash and cash equivalents | (385) | (8) | |
| Currency translation effects | 20 | (4) | |
| **Cash and cash equivalents as at March 31** | **2,843** | **3,320** | |

[1] The operating profit results from the net income of CHF 530 million (2006: 273) plus income taxes of CHF 214 (2006: 144), plus the financial expenses of CHF 238 million (2006: 272), less the financial income of CHF 45 million (2006: 35), less the share of profit of associates of CHF 19 million (2006: 14) and less the other income net of CHF 14 million (2006: 13).

**1 Basis of preparation**

The unaudited consolidated first quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2006 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

## 2 Changes in the scope of consolidation

On September 7, 2006, Holcim acquired, through its wholly owned subsidiary Aggregate Industries Holdings Limited, the entire issued share capital of **Foster Yeoman Limited**, a privately-held UK heavy building materials group.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Foster Yeoman Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 153 | 153 |
| Property, plant and equipment | 602 | 230 |
| Other long-term assets | 7 | 30 |
| Short-term liabilities | (213) | (113) |
| Long-term provisions | (110) | (43) |
| Other long-term liabilities | (141) | (139) |
| **Net assets** | **298** | **118** |
| | | |
| Minority interest | 0 | |
| **Net assets acquired** | **298** | |
| | | |
| **Total purchase consideration (cash)** | **668** | |
| Fair value of net assets acquired | 298 | |
| **Goodwill** | **370** | |

The initial accounting for Foster Yeoman Limited was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Foster Yeoman Limited enjoys in the UK, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Foster Yeoman Limited contributed net income of CHF 1 million to the Group for the period from September 7, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 388 million and CHF 20 million higher, respectively.

On July 21, 2006, Aggregate Industries Inc., a wholly owned subsidiary of Holcim Ltd, acquired 100 percent of **Meyer Material Company** in the US from a private-equity company.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Meyer Material Company (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 54 | 69 |
| Property, plant and equipment | 297 | 135 |
| Other long-term assets | 5 | 4 |
| Short-term liabilities | (58) | (35) |
| Long-term provisions | (58) | (6) |
| Other long-term liabilities | 0 | 0 |
| **Net assets** | **240** | **167** |
| | | |
| Minority interest | 0 | |
| **Net assets acquired** | **240** | |
| | | |
| **Total purchase consideration (cash)** | **291** | |
| Fair value of net assets acquired | 240 | |
| **Goodwill** | **51** | |

The initial accounting for Meyer Material Company was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Meyer Material Company enjoys in the US and synergies that are expected to arise from the acquisition.

Meyer Material Company contributed net income of CHF 2 million to the Group for the period from July 21, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales would have been CHF 122 million higher. Net income would have been reduced by CHF 9 million which reflects the expected seasonal lower first half-year trading results of Meyer Material Company.

Holcim took control of **Ambuja Cements Ltd.** (formerly Gujarat Ambuja Cements Ltd.) on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of Ambuja Cements Ltd. (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 268 | 231 |
| Property, plant and equipment | 1,124 | 681 |
| Other long-term assets | 842 | 386 |
| Short-term liabilities | (215) | (184) |
| Long-term provisions[1] | (424) | (111) |
| Other long-term liabilities | (188) | (189) |
| **Net assets** | **1,407** | **814** |
| | | |
| Minority interest | (1,189) | |
| **Net assets acquired** | **218** | |
| | | |
| **Total purchase consideration (cash)** | **620** | |
| Fair value of net assets acquired | 218 | |
| **Goodwill** | **402** | |

[1] Fair value includes contingent liabilities of CHF 16 million (carrying amount 0).

The initial accounting for Ambuja Cements Ltd. was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Ambuja Cements Ltd. contributed net income of CHF 122 million to the Group for the period from May 3, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of **ACC Limited** (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of ACC Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 596 | 490 |
| Property, plant and equipment | 1,591 | 890 |
| Other long-term assets | 322 | 35 |
| Short-term liabilities | (377) | (362) |
| Long-term provisions[1] | (442) | (111) |
| Other long-term liabilities | (393) | (351) |
| **Net assets** | **1,297** | **591** |
| | | |
| Minority interest | (864) | |
| **Net assets acquired** | **433** | |
| | | |
| **Total purchase consideration (cash)** | **669** | |
| Fair value of net assets acquired | 433 | |
| **Goodwill** | **236** | |

[1] Fair value includes contingent liabilities of CHF 97 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 244 million to the Group for the period from January 24, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

**5 Change in consolidated net sales**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Like for like | 483 | 481 |
| Change in structure | 722 | 1,105 |
| Currency translation effects | (105) | 312 |
| **Total** | **1,100** | **1,898** |

**6 Change in consolidated operating EBITDA**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Like for like | 194 | 165 |
| Change in structure | 189 | 102 |
| Currency translation effects | (42) | 76 |
| **Total** | **341** | **343** |

**7 Other income net**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Dividends earned | 1 | 3 |
| Other ordinary income net | 14 | 11 |
| Depreciation and amortization of non-operating assets | (1) | (1) |
| **Total** | **14** | **13** |

**8 Financial income**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Interest earned on cash and marketable securities | 39 | 27 |
| Other financial income | 6 | 8 |
| **Total** | **45** | **35** |

Holcim took control of **Ambuja Cements Ltd.** (formerly Gujarat Ambuja Cements Ltd.) on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of Ambuja Cements Ltd. (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 268 | 231 |
| Property, plant and equipment | 1,124 | 681 |
| Other long-term assets | 842 | 386 |
| Short-term liabilities | (215) | (184) |
| Long-term provisions[1] | (424) | (111) |
| Other long-term liabilities | (188) | (189) |
| **Net assets** | **1,407** | **814** |
| | | |
| Minority interest | (1,189) | |
| **Net assets acquired** | **218** | |
| | | |
| **Total purchase consideration (cash)** | **620** | |
| Fair value of net assets acquired | 218 | |
| **Goodwill** | **402** | |

[1] Fair value includes contingent liabilities of CHF 16 million (carrying amount 0).

The initial accounting for Ambuja Cements Ltd. was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Ambuja Cements Ltd. contributed net income of CHF 122 million to the Group for the period from May 3, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of **ACC Limited** (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of ACC Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 596 | 490 |
| Property, plant and equipment | 1,591 | 890 |
| Other long-term assets | 322 | 35 |
| Short-term liabilities | (377) | (362) |
| Long-term provisions[1] | (442) | (111) |
| Other long-term liabilities | (393) | (351) |
| **Net assets** | **1,297** | **591** |
| | | |
| Minority interest | (864) | |
| **Net assets acquired** | **433** | |
| | | |
| **Total purchase consideration (cash)** | **669** | |
| Fair value of net assets acquired | 433 | |
| **Goodwill** | **236** | |

[1] Fair value includes contingent liabilities of CHF 97 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 244 million to the Group for the period from January 24, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

### 3 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced during harsh winters.

#### 4 Segment information

| Information by region | Europe | | North America | | Latin America | | Africa Middle East | | Asia Pacific | | Corporate / Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| January–March (unaudited) | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Income statement** | | | | | | | | | | | | | | |
| Million CHF | | | | | | | | | | | | | | |
| Net sales to external customers | 2,223 | 1,637 | 772 | 883 | 903 | 890 | 525 | 451 | 1,305 | 767 | | | 5,728 | 4,628 |
| Net sales to other segments | 14 | 15 | 1 | 1 | 30 | 36 | 13 | 15 | 146 | 95 | (204) | (162) | | |
| Total net sales | 2,237 | 1,652 | 773 | 884 | 933 | 926 | 538 | 466 | 1,451 | 862 | (204) | (162) | 5,728 | 4,628 |
| Operating EBITDA[1] | 435 | 291 | 17 | 77 | 304 | 329 | 196 | 151 | 444 | 217 | (54) | (64) | 1,342 | 1,001 |
| Operating EBITDA margin in % | 19.4 | 17.6 | 2.2 | 8.7 | 32.6 | 35.5 | 36.4 | 32.4 | 30.6 | 25.2 | | | 23.4 | 21.6 |
| Operating profit | 278 | 162 | (62) | (1) | 242 | 263 | 177 | 128 | 324 | 141 | (55) | (66) | 904 | 627 |
| Operating profit margin in % | 12.4 | 9.8 | (8.0) | (0.1) | 25.9 | 28.4 | 32.9 | 27.5 | 22.3 | 16.4 | | | 15.8 | 13.5 |
| **Capacity and sales** | | | | | | | | | | | | | | |
| Million t | | | | | | | | | | | | | | |
| Production capacity cement[2] | 46.9 | 46.9 | 22.1 | 22.1 | 35.3 | 35.3 | 17.7 | 17.7 | 76.1 | 75.8 | | | 198.1 | 197.8 |
| Sales of cement | 7.2 | 5.9 | 2.9 | 3.5 | 6.3 | 6.4 | 4.0 | 3.4 | 15.9 | 10.1 | (1.7) | (1.5) | 34.6 | 27.8 |
| Sales of mineral components | 0.4 | 0.4 | 0.4 | 0.4 | | | 0.2 | 0.2 | 0.1 | 0.1 | | | 1.1 | 1.1 |
| Sales of aggregates | 22.9 | 18.9 | 7.0 | 9.3 | 3.0 | 3.1 | 2.5 | 2.5 | 0.8 | 0.7 | | | 36.2 | 34.5 |
| Sales of asphalt | 1.6 | 1.3 | 0.5 | 0.5 | | | | | | | | | 2.1 | 1.8 |
| Million $m^3$ | | | | | | | | | | | | | | |
| Sales of ready-mix concrete | 4.3 | 4.1 | 0.9 | 1.1 | 2.4 | 2.4 | 0.6 | 0.5 | 1.2 | 1.0 | | | 9.4 | 9.1 |

| Information by product | Cement[3] | | Aggregates | | Other construction materials and services | | Corporate / Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|---|---|---|
| January–March (unaudited) | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Income statement** | | | | | | | | | | |
| Million CHF | | | | | | | | | | |
| Net sales to external customers | 3,537 | 2,772 | 464 | 360 | 1,727 | 1,496 | | | 5,728 | 4,628 |
| Net sales to other segments | 286 | 268 | 183 | 193 | 186 | 125 | (655) | (586) | | |
| Total net sales | 3,823 | 3,040 | 647 | 553 | 1,913 | 1,621 | (655) | (586) | 5,728 | 4,628 |
| Operating EBITDA[1] | 1,241 | 926 | 58 | 40 | 43 | 35 | | | 1,342 | 1,001 |
| Operating EBITDA margin in % | 32.5 | 30.5 | 9.0 | 7.2 | 2.2 | 2.2 | | | 23.4 | 21.6 |

[1] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.
[2] Prior-year figures as of December 31, 2006.
[3] Cement, clinker and other cementitious materials.

**5 Change in consolidated net sales**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Like for like | 483 | 481 |
| Change in structure | 722 | 1,105 |
| Currency translation effects | (105) | 312 |
| **Total** | **1,100** | **1,898** |

**6 Change in consolidated operating EBITDA**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Like for like | 194 | 165 |
| Change in structure | 189 | 102 |
| Currency translation effects | (42) | 76 |
| **Total** | **341** | **343** |

**7 Other income net**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Dividends earned | 1 | 3 |
| Other ordinary income net | 14 | 11 |
| Depreciation and amortization of non-operating assets | (1) | (1) |
| **Total** | **14** | **13** |

**8 Financial income**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Interest earned on cash and marketable securities | 39 | 27 |
| Other financial income | 6 | 8 |
| **Total** | **45** | **35** |

**9 Financial expenses**

| January–March<br>Million CHF | 2007 | 2006 |
|---|---|---|
| Interest expenses | (212) | (233) |
| Fair value changes on financial instruments | (14) | (77) |
| Amortized discounts on bonds and private placements | (6) | (9) |
| Other financial expenses | (19) | (17) |
| Foreign exchange gain net | 8 | 64 |
| Financial expenses capitalized | 5 | 0 |
| **Total** | **(238)** | **(272)** |

The position fair value changes on financial instruments includes a charge of CHF 13 million (2006: 85) on the USD convertible bonds. The revised IFRS (January 1, 2005) require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. In the first quarter 2006, the changes were primarily driven by the increase of the underlying Holcim share price.

Financial expenses capitalized comprise interest expenditures on large-scale projects during the year.

**10 Bonds**

On February 20, 2007, Holcim Ltd issued new notes of CHF 400 million with fixed interest rate (3.125%, 2007–2017). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 250 million with fixed interest rate (3%, 2007–2013) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim to refinance existing debt and swapped into floating interest rates at inception.

In the first quarter 2007, Ambuja Cements Ltd. fully repaid the following non-convertible debentures with fixed interest rate: INR 650 million (9.28%, 2002–2007), INR 250 million (9.28%, 2002–2007) and INR 200 million (9.45%, 2002–2007).

**11 Conversion of convertible bonds**

From January to March 2007, CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 23 million were converted into 268,293 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 536,586 to CHF 511,233,836.

**12 Contingent liabilities**

No significant changes.

**13 Post-balance sheet events**

In August 2006, Holcim signed a declaration of intent to sell a substantial share of its majority stake in Holcim South Africa to a Black Economic Empowerment (BEE) consortium. The execution of this declaration of intent depends primarily on the successful completion of the financing of the consortium.

On February 26, 2007, the Holcim Group announced that it intends to make an offer for all outstanding class A subordinate voting shares of St. Lawrence Cement Group Inc. that Holcim does not already own for CAD 36.50 cash per share and for all of the outstanding class 1 special shares for CAD 36.50 per share. However, a formal offer is dependent on fulfilling certain conditions.

In April 2007, USD convertible bonds (0%, 2002–2017) with a nominal value of USD 106 million and CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 320 million were converted into 4,772,119 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 9,544,238 to CHF 520,778,074.

**14 Principal exchange rates**

| | Income statement | | | Balance sheet | | |
|---|---|---|---|---|---|---|
| | Average exchange rates in CHF Jan–March | | | Closing exchange rates in CHF | | |
| | 2007 | 2006 | ±% | 31.3.2007 | 31.12.2006 | 31.3.2006 |
| 1 EUR | 1.62 | 1.56 | +3.8 | 1.62 | 1.61 | 1.58 |
| 1 GBP | 2.41 | 2.28 | +5.7 | 2.39 | 2.40 | 2.26 |
| 1 USD | 1.23 | 1.30 | –5.4 | 1.22 | 1.22 | 1.30 |
| 1 CAD | 1.06 | 1.13 | –6.2 | 1.06 | 1.05 | 1.12 |
| 100 MXN | 11.18 | 12.26 | –8.8 | 11.08 | 11.24 | 11.93 |
| 1 ZAR | 0.17 | 0.21 | –19.0 | 0.17 | 0.17 | 0.21 |
| 100 INR | 2.80 | 2.93 | –4.4 | 2.80 | 2.75 | 2.92 |
| 100 THB | 3.64 | 3.32 | +9.6 | 3.78 | 3.44 | 3.36 |
| 1000 IDR | 0.14 | 0.14 | | 0.13 | 0.14 | 0.14 |
| 100 PHP | 2.54 | 2.52 | +0.8 | 2.53 | 2.49 | 2.55 |
| 1 AUD | 0.97 | 0.96 | +1.0 | 0.99 | 0.97 | 0.93 |

**Holcim securities**

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 31.1 billion at March 31, 2007.

**Cautionary statement regarding forward-looking statements**

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

**Financial reporting calendar**

| | |
|---|---|
| Annual general meeting of shareholders | May 4, 2007 |
| Dividend payment | May 10, 2007 |
| Half-year results for 2007 | August 23, 2007 |
| Press and analyst conference for the third quarter 2007 | November 7, 2007 |
| Press and analyst conference on annual results for 2007 | February 27, 2008 |
| Results for the first quarter 2008 | May 6, 2008 |
| Annual general meeting of shareholders | May 7, 2008 |

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding

© 2007 Holcim Ltd
Printed in Switzerland on FSC paper

With their design for the new Stuttgart main train station, Christoph Ingenhoven and his team put forward an impressive manifest for sustainable architecture.





The Holcim Foundation for Sustainable Construction has presented its first-ever awards for outstanding sustainable construction projects. They were described in the Annual Report 2006. The Global Holcim Awards went to (portraits from right to left): Christoph Ingenhoven (Germany), Silvia Soonets, Isabel and Maria Ines Pocaterra (Venezuela), Luigi Centola (Italy) and Daniel Pearl (Canada).

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.

END